
11005140

2010 Annual Report

Centrue
Financial
Corporation



Centrue Financial Corporation

Mission Statement
To help people achieve financial peace of mind.

Vision Statement
To be the premier provider of financial solutions.

Core Values

♦ INTEGRITY
The staff and management team of Centrue believe that integrity is the core foundation on which all else is built. Whether it be in the numbers we report, in how we conduct ourselves at work and in our communities, or in our daily dealings with customers, honesty and ethics are at the root of every decision we make. As such, our staff and management team are held to the highest standards of ethical behavior.

♦ COMMITMENT TO EXCELLENCE
The staff and management team of Centrue believe that a commitment to excellence, in everything we do, should be at the forefront of our daily business activities. In the products and services that we offer and the individuals who make up the Centrue team, a dedication to quality and superiority is reflected. At Centrue, we take pride in ensuring that even the most minor details of our daily operations embody this commitment. From our written communications to the way we answer the telephone, excellence will be a distinguishing attribute of Centrue.

♦ OWNERSHIP
The staff and management team of Centrue believe that successful employees are those who think, and act, like owners of the Company and understand the far-reaching impact of their actions. At Centrue, employees are empowered to take ownership of their responsibilities and pro-actively meet important challenges head-on by being a positive and contributing member of the Centrue team. In turn, Centrue will foster an environment of accountability and personal development in which our staff can grow and thrive.

♦ TEAMWORK
The staff and management team of Centrue believe that it takes the cooperative efforts of many, all working toward a common goal, to truly achieve greatness. At Centrue, we take pride in our ability to work harmoniously as a team and recognize that the impact of our collective efforts is greater than the sum of our individual contributions. At Centrue, teamwork isn't just the best way, it's the only way, to successfully execute our business strategies.

♦ KNOWLEDGE
The staff and management team of Centrue believe that knowledge is power. Whether it be through educating our customers about their vast array of financial options or improving our own skills and abilities to better serve our customers' needs, the Centrue team is dedicated to continuously enhancing our familiarity, awareness and comprehension through experience, informal study and structured educational endeavors.

Centrue
Financial
Corporation

SEC
Mail Processing
Section

MAR 3 0 2011

Washington, DC
101

Dear Fellow Stockholders,

This past year was another challenging period and, while we were certainly disappointed with the operating loss reported for 2010, we believe that meaningful progress was made in many key areas of the organization. Despite growing indications that the economic climate is improving, in 2010 we continued to see and experience the repercussions of elevated unemployment and depressed real estate prices. We believe our internal efforts, coupled with a more optimistic economic outlook, will help to create an environment more conducive to improved performance.

As an organization, preserving capital, addressing asset quality issues and sustaining healthy core earnings were among our top priorities throughout 2010. We believe these activities, along with our objectives of providing outstanding customer service and maintaining a strong base of core deposits, are the key components to our long-term success. Our dedicated employees not only provide the best banking services but remain active in our communities as we work together through these challenging times.

Our operating results for 2010 were negatively impacted by significant loan loss provision expense as we continued to recognize losses in our portfolio as credit developments warranted. Also contributing to the operating loss was $46.2 million in noncash impairment charges for deferred tax assets and goodwill. We are working closely with borrowers and, as the year progressed, we felt we made progress in addressing asset quality challenges. Although some progress has been made, we will need to continue to focus on and dedicate resources toward reducing our level of problem assets.

In order to sustain a strong pre-provision earnings base, we continue to prudently pursue revenue generating activities and reduce expenses where feasible. While the Company lowered cost of funds through its pricing strategy, core deposit gathering efforts remained strong and outstanding customer service remained the backbone of our bank operations. Fiscal discipline efforts included reduced director fees, and we did not award annual salary increases for 2011. We did not award any officer bonuses, did not grant any equity awards and scaled back other employee benefits programs. Our disciplined approach to salaries and benefit expense is illustrated by a 25% decrease in full-time equivalent staffing levels over the last four years. Additionally, we continued an aggressive cost savings program that included streamlining operational functions and lowering marketing and discretionary expenses.

Our strategic efforts to preserve capital included the closing on the sale of our Ottawa operations building. We were able to reduce operating overhead by relocating staff to other existing offices. We also made a strategic decision to exit the Effingham market by selling our branch and redeploying the sale premium and capital within our core footprint. We also continued to reposition the balance sheet to reduce risk and conservatively manage our liquidity.

The extraordinary economic conditions, along with the intense and rapidly changing regulatory environment, will clearly present challenges in 2011. We do believe, however, that progress was made in 2010 and that we are taking the appropriate steps to return the organization to profitability. We wish to extend our gratitude to our shareholders and to the loyal customers of Centrue Bank for your continued support and patronage.

On behalf of the Centrue family, best wishes for a prosperous 2011.



Dennis J. McDonnell
Chairman of the Board
Centrue Financial Corporation



Thomas A. Daiber
President & CEO
Centrue Financial Corporation



THIS PAGE INTENTIONALLY

LEFT BLANK



Centrue
Financial
Corporation

March 25, 2011

Dear Fellow Stockholder:

You are cordially invited to attend Centrue Financial Corporation's annual meeting of stockholders at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Tuesday, April 26, 2011, at 8:00 a.m. local time.

Your board of directors has nominated two persons to serve as Class I directors on the board of directors. Their names appear in the enclosed proxy materials. Both of the nominees are incumbent directors. The board of directors recommends that you vote your shares for each of the nominees.

You are welcome to attend the meeting in person. Because it is important that your shares be represented at the meeting, please sign and return the enclosed proxy, whether or not you plan to attend the meeting. This will save us additional expense in soliciting proxies and will ensure that your shares are represented at the meeting.

A copy of our annual report to stockholders for 2010 is also enclosed. Thank you for your attention to this important matter.

Very truly yours,



Thomas A. Daiber
President and
Chief Executive Officer

THIS PAGE INTENTIONALLY

LEFT BLANK


Centrue
Financial
Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 26, 2011

TO HOLDERS OF COMMON STOCK:

The annual meeting of stockholders of Centrue Financial Corporation, a Delaware corporation, will be held at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Tuesday, April 26, 2011, at 8:00 a.m. local time, for the purpose of considering and voting upon the following matters:

1. To elect two Class I directors.

2. To consider an advisory (non-binding) vote ratifying the appointment of Crowe Horwath LLP as our independent auditors for the fiscal year ending December 31, 2011.

3. To consider an advisory (non-binding) vote approving executive compensation.

4. To take action with respect to any other matters that may be properly brought before the meeting and that might be considered by the stockholders of a Delaware corporation at their annual meeting.

We are not aware of any other business to come before the meeting. Only those stockholders of record as of the close of business on March 1, 2011, shall be entitled to notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the meeting, the meeting may be adjourned or postponed in order to permit our further solicitation of proxies.

By Order of the Board of Directors

Thomas A. Daiber
President and
Chief Executive Officer

St. Louis, Missouri
March 25, 2011

PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOUR VOTE IS IMPORTANT TO ENSURE THAT A MAJORITY OF THE STOCK IS REPRESENTED. YOU ARE WELCOME TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME PRIOR TO ITS EXERCISE. STOCKHOLDERS HOLDING SHARES IN BROKERAGE ACCOUNTS ("STREET NAME" HOLDERS) WHO WISH TO VOTE AT THE MEETING WILL NEED TO OBTAIN A PROXY FROM THE INSTITUTION THAT HOLDS THEIR SHARES.



THIS PAGE INTENTIONALLY

LEFT BLANK



PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the board of directors of Centrue Financial Corporation of proxies to be voted at the annual meeting of stockholders to be held at the Hilton Chicago O'Hare Airport, O'Hare International Airport, Chicago, Illinois, on Tuesday, April 26, 2011, at 8:00 a.m., local time, or at any adjournments or postponements of the meeting.

Centrue Financial Corporation, a Delaware corporation, is a regional financial services company based in St. Louis, Missouri which has one bank subsidiary. Our offices serve a market area which extends from the far western and southern suburbs of the Chicago metropolitan area across Central and Northern Illinois down to the metropolitan St. Louis area.

This proxy statement and the accompanying notice of meeting and proxy are first being mailed to holders of shares of our common stock, par value $1.00 per share, on or about March 25, 2011 to stockholders of record as of March 1, 2011. We are required to file an annual report, called a Form 10-K, with the SEC. A copy of Form 10-K for the fiscal year ended December 31, 2010 is enclosed for your reference.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting

The proxy statement and annual report to security holders are available in the investor relations section of our website at www.centrue.com.

Voting Rights and Proxy Information

The board of directors has fixed the close of business on March 1, 2011, as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting. Our transfer books will not be closed between the record date and the date of the annual meeting. The board of directors hopes that all stockholders can be represented at the annual meeting. Whether or not you expect to be present, please sign and return your proxy in the enclosed self-addressed, stamped envelope. Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the secretary of Centrue Financial Corporation and stockholders present at the meeting may revoke their proxy and vote in person.

The shares represented by each valid proxy received in time will be voted at the annual meeting and, if a choice is specified on the proxy, it will be voted in accordance with that specification. If no instructions are specified in a signed proxy returned to the company, the shares represented thereby will be voted **FOR** the election of the directors listed in the enclosed proxy, **FOR** approval of the independent auditors and **FOR** the non-binding executive compensation proposal. If any other matters are properly presented at the annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have the authority to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is adjourned or postponed, a proxy will remain valid and may be voted at the adjourned or postponed meeting. As of the date of printing of this proxy statement, we do not know of any other matters that are to be presented at the annual meeting other than the election of two Class I directors, ratification of the company's independent auditors and the non-binding executive compensation proposal.

Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the secretary of Centrue Financial Corporation or by a later executed proxy. Attendance at the annual meeting will not automatically revoke a proxy, but a stockholder attending the annual meeting may request a ballot and vote in person, thereby revoking a prior granted proxy.

On March 1, 2011, we had 6,048,405 issued and outstanding shares of common stock. For the election of directors, and for all other matters to be voted upon at the annual meeting, each share of common stock is entitled to one vote. A majority of the outstanding shares of the common stock must be present in person or represented by proxy to constitute a quorum for purposes of the annual meeting. Abstentions and broker non-votes (i.e., shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owners but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) will be counted for purposes of determining a quorum. Broker non-votes will not count toward the determination of whether such matters are approved or directors are elected. Abstentions do not affect the election of directors but have the same effect as a negative vote on all other matters. Directors will be elected by a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote. In all other matters, the affirmative vote of the majority of shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the subject matter shall be required to constitute stockholder approval.

I. ELECTION OF DIRECTORS

We have a staggered board of directors, divided into three classes. One class is elected annually to serve for three years. At the annual meeting, our stockholders will be entitled to elect two Class I directors for terms of three years or until their successors are elected and qualified. Each of the nominees for election as Class I directors are incumbent directors. Our board of directors has reviewed the independence of the nominees for election to the board and the independence of the incumbent directors in accordance with the standards of the Nasdaq Stock Market. In accordance with such review, the board of directors has determined that each of Messrs. Breipohl, Ganim, McDonnell, Shinkle, Smith and Sullivan are independent under those standards.

The proxy provides instructions for voting for all director nominees or for withholding authority to vote for one or more director nominees. Unless instructed to the contrary, the persons acting under the proxy which we are soliciting will vote for the nominees listed below. In the event, however, that any nominee shall be unable to serve, which is not now contemplated, the proxy holders reserve the right to vote at the annual meeting for a substitute nominee.

Information About Directors and Nominees

Set forth below is information, current as of March 1, 2011, concerning the nominees for election and for the other directors whose terms of office will continue after the meeting, including the age, year first elected a director and business experience of each during the previous five years, and the specific factors that led the board to conclude that the person should serve as a director. When identifying nominees for directors, the corporate governance and nominating committee seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. After reviewing the particular experience, qualification and skills of each nominee and director, the board concluded that each individual is qualified to serve as a director. Unless otherwise indicated, each person has held the positions shown for at least five years. The two nominees, if elected at the annual meeting, will serve as Class I directors for three-year terms, expiring in 2014. **We recommend that you vote your shares FOR both nominees.**

NOMINEES

Name (Age)	Position with Centrue Financial Corporation and Principal Occupation
Class I (term expires 2014)	
Walter E. Breipohl (57) Director since 1993	Director of Centrue Financial Corporation and Centrue Bank; Owner, Walter E. Breipohl & Company. As a licensed real estate broker and business owner, Mr. Breipohl's professional qualifications make him a valuable resource for the company's credit activities, while his local roots in one of the company's key market areas provide him with a unique perspective on business development efforts.
Randall E. Ganim (57) Director since 2006	Director of Centrue Financial Corporation and Centrue Bank; CPA/Principal, Larson Allen, LLP (2009-present); President of Ganim, Meder, Childers & Hoering, P.C. (1986-2009). As a Certified Public Accountant and business owner, Mr. Ganim's professional qualifications meet the SEC's definition of a "financial expert," while his local roots in one of the company's key market areas provide him with a unique perspective on business development efforts.

CONTINUING DIRECTORS

Name (Age)	Position with Centrue Financial Corporation and Principal Occupation
Class II (term expires 2012)	
Dennis J. McDonnell (68) Director since 2000	Director and Chairman of the Board of Centrue Financial Corporation; Director and Chairman of the Board of Centrue Bank; Chairman, McDonnell Investment Management, LLC. With more than 40 years of investment industry experience, Mr. McDonnell's qualifications and experience includes significant executive leadership in the asset management and financial services industries and allow him to provide critical insight and guidance on the company's highest level strategic business decisions.
John A. Shinkle (59) Director since 1997	Director of Centrue Financial Corporation and Centrue Bank; Senior Vice President, Stifel Nicolaus & Company, Inc. (2006-present); Executive Vice President and Director, Synovus Securities, Inc. (1986-2006). Mr. Shinkle's professional qualifications and experience with securities brokerage, investment banking, trading and investment advisory services allow him to provide important insight on various aspects of the company's investment and business strategies.

CONTINUING DIRECTORS

Name (Age)	Position with Centrue Financial Corporation and Principal Occupation
Class III (term expires 2013)	
Thomas A. Daiber *(53)* *Director since 2006*	Director, President and Chief Executive Officer of Centrue Financial Corporation and Centrue Bank. As the CEO of the Company, Mr. Daiber's qualifications and experience includes over 30 years of bank and financial services leadership. As the liaison between the board and management, Mr. Daiber's leadership role within the organization allows him to provide the board with critical insight and perspective on key strategic business initiatives.
Mark L. Smith *(61)* *Director since 2006*	Director of Centrue Financial Corporation and Centrue Bank; President of Smith, Koelling, Dykstra & Ohm, P.C., managing member of Solutions for Wealth Management, LLC and manager of North Convent, LLC. As a Certified Public Accountant and business owner, Mr. Smith's professional qualifications meet the SEC's definition of a "financial expert," while his local roots in one of the company's key market areas provide him with a unique perspective on business development efforts.
Scott C. Sullivan *(56)* *Director since 1996*	Director of Centrue Financial Corporation and Centrue Bank; Attorney, Williams McCarthy LLP. As a licensed attorney and partner in an Illinois law firm, Mr. Sullivan's professional qualifications and expertise in corporate law and commercial litigation allow him to provide important insight on complex company matters and to provide valuable guidance to the board and management.

All of our directors will hold office for the terms indicated, or until their respective successors are duly elected and qualified. There are no arrangements or understandings between Centrue Financial Corporation and any person pursuant to which any director has been selected. No member of the board of directors is related to any other member of the board of directors.

Separation of the Chairman and Chief Executive Officer Roles and Board Oversight of Risk

The chairman and chief executive officer roles are currently separate. While the company's by-laws permit the chairman and the chief executive officer to be the same person, we believe separation of these roles provides important checks and balances for the CEO role and those areas reporting to the board. The board has delegated to the audit committee the responsibility of implementing internal audit controls and maintaining the safety, soundness and integrity of the institution by properly mitigating and managing risk. On a daily basis, these duties are the responsibilities of the chief risk officer. This individual has a direct reporting relationship to the chairman of the audit committee who, in turn, provides regular updates to the full board. In addition, the board receives regular updates from key business leaders in the organization on critical business issues as part of the board's oversight function. From a leadership perspective, the board does interact periodically with key members of management through their participation in various board committee meetings. However, most routine matters are delegated to the CEO.

Board Committees and Meetings

Our board of directors generally meets on a quarterly basis. The board of directors met thirteen times during 2010. During 2010, all directors attended at least 75 percent of the meetings of the board and the committees on which they served. Our board of directors has standing executive and compensation, corporate governance and nominating and audit committees.

Executive and Compensation Committee

The members of the executive and compensation committee are Messrs. Shinkle (Chairman) and McDonnell. Mr. Griffith also served on the committee as its chair until his resignation from the board in April 2010. The committee met four times during 2010. The executive and compensation committee adopted a charter on June 16, 2005, which was last revised in April 2010. The executive and compensation committee charter combines the duties of both the executive committee and the compensation committee and is available on the company's website at www.centrue.com.

The executive and compensation committee is organized, and its members appointed, by the board of directors to carry out the responsibilities of the board of directors relating to the effective administration of the company's executive compensation and benefits programs as well as the general oversight of the company's compensation program for all company employees. The committee responsibilities include reviewing the performance of the CEO and all compensation matters for our executive officers. The executive committee also has the authority to act on other matters, not related to compensation, in between meetings of the board of directors. The committee is comprised of two independent directors and is responsible for providing oversight to ensure that the company's compensation incentives and benefits are competitive and are aligned with company goals so that such goals can be successfully achieved.

The executive and compensation committee does not generally delegate any matters relating to the compensation and benefits of named executive officers to any other party other than to the full board of directors. Items of daily management and decisions relating to company-wide compensation and benefits, not specifically targeting named executive officers, is delegated to company management to the extent that it does not result in decisions that may materially benefit named executive officers in comparison with the overall employee population. The company's chief executive officer may recommend or provide information for consideration regarding the compensation and benefits of named executive officers to members of the board of directors.

In the course of determining base salaries and total compensation for our executive officers, the committee reviews data for institutions which are deemed to be the company's peer group. In 2009, in conjunction with the process to determine salaries for 2010, the Compensation Committee engaged Amalfi Consulting to conduct an overall compensation review for 15 executive and officer positions. The study was based on a peer group of 18 publicly traded banks located in IA, IL, IN, KY, MI, MO and OH, with similar performance results, business models and median asset size. The assets of these peer banks ranged from $1 to $2.4 billion and included the following institutions: Lakeland Financial Corporation (LKFN); First Financial Corporation (THFF); Enterprise Financial Services Corp (EFSC); Farmers Capital Bank Corporation (FFKT); Peoples Bancorp Inc. (PEBO); Hills Bancorporation (HBIA); Porter Bancorp, Inc. (PBIB); S.Y. Bancorp, Inc. (SYBT); QCR Holdings, Inc. (QCRH); MBT Financial Corp. (MBTF); West Bancorporation, Inc. (WTBA); Firstbank Corporation (FBMI); Horizon Bancorp (HBNC); Pulaski Financial Corp. (PULB); Bank of Kentucky Financial Corp (BKYF); German American Bancorp, Inc. (GABC); Princeton National Bancorp, Inc. (PNBC); and First Mid-Illinois Bancshares, Inc. (FMBH). The top six officers were benchmarked to the peer group data at the 25th, 50th and 75th percentiles. In addition, all 15 positions were benchmarked to banking and financial services industry cash compensation surveys at the 25th, 50th and 75th percentiles. These survey sources employed were published by Amalfi Consulting, American Banker's Association, Bank Administration Institute, Crowe Chizek and Watson Wyatt. As a follow up item to the executive compensation review, the Compensation Committee requested that Amalfi Consulting provide several draft executive and Board of Director compensation philosophy statements for its review and use as it reviewed its own compensation philosophies. In 2010, the Human Resources department, at the direction of the Compensation Committee, engaged Amalfi Consulting to provide advice and guidance regarding matters related to compensation and the TARP requirements. No benchmarking was conducted as a part of this engagement.

The executive and compensation committee also periodically reviews director compensation. This oversight may be done in conjunction with or as delegated to the corporate governance committee or the full board of directors.

Audit Committee

The audit committee is responsible for assisting the board of directors with oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of our internal accounting function and independent auditors. The audit committee has the direct authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors, and is an "audit committee" for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the audit committee are Messrs. Smith (Chair), Ganim and Sullivan. The committee met eight times during 2010.

Corporate Governance and Nominating Committee

Our board of directors has a corporate governance and nominating committee which consists of three directors. Messrs. McDonnell (Chair), Smith and Sullivan are the current members of this committee. The corporate governance and nominating committee identifies individuals to become board members and selects, or recommends for the board's selection, director nominees to be presented for stockholder approval at the annual meeting of stockholders or to fill any vacancies. The corporate governance and nominating committee met once during 2010.

Our board of directors has adopted a written charter for the corporate governance and nominating committee. The charter and principles are available on the company's website at www.centrue.com. Based upon the review described above under the section "Election of Directors", the board of directors has determined that each of the members of our corporate governance and nominating committee is independent under the applicable standards of the Nasdaq Stock Market.

The corporate governance and nominating committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons for consideration as a nominee for election to the board of directors must send a written notice by mail, c/o corporate governance and nominating committee, Centrue Financial Corporation, 7700 Bonhomme Avenue, St. Louis, Missouri 63105, that sets forth: (1) the name, address (business and residence), date of birth and principal occupation or employment (present and for the past five years) of each person whom the stockholder proposes to be considered as a nominee; (2) the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by each such proposed nominee; (3) any other information regarding such proposed nominee that would be required to be disclosed in a definitive proxy statement to stockholders prepared in connection with an election of directors pursuant to section 14(a) of the Securities Exchange Act of 1934; and (4) the name and address (business and residential) of the stockholder making the recommendation and the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by the stockholder making the recommendation.

We may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such proposed nominee to serve as a director of Centrue Financial Corporation. Stockholder recommendations will be considered only if received no less than 120 days or no more than 150 days before the one year anniversary of the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting of stockholders. The corporate governance and nominating committee will consider any nominee recommended by a stockholder in accordance with the preceding paragraph under the same criteria as any other potential nominee.

While the corporate governance and nominating committee seeks board members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, the company does not have a formal written diversity policy for director nominations. Directors should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions they can make to the board in performing its oversight responsibilities. The corporate governance and nominating committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the corporate governance and nominating committee and our then current needs. We do not believe there would be any difference in the manner in which the committee evaluates nominees based on whether the nominee is recommended by a stockholder or not.

Code of Ethics

The company has adopted a code of ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting of violations of the code to an appropriate person or persons named in the code; and
- Accountability for adherence to the code.

Stockholder Communications with the Board and Policy for Director Attendance at Annual Meetings

Our board of directors has a process for stockholders to send communications to the board of directors, its executive and compensation committee, its corporate governance and nominating committee or its audit committee, including complaints regarding accounting, internal accounting controls, or auditing matters. Communications can be sent to the board of directors, its executive and compensation committee, its corporate governance and nominating committee or its audit committee or specific directors either by regular mail to the attention of the board of directors, its executive and compensation committee, its corporate governance and nominating committee, its audit committee or specific directors, at our principal executive offices at 7700 Bonhomme Avenue, St. Louis, Missouri 63105. All of these communications will be reviewed by our secretary (1) to filter out communications that our secretary deems, in his or her reasonable judgment, are not appropriate for our directors, such as spam and communications offering to buy or sell products or services, and (2) to sort and relay the remainder to the appropriate committee or directors.

We expect and encourage all of our directors and nominees for election as directors to attend the annual meeting of stockholders, absent a compelling reason. All of our directors at the time of the 2010 annual meeting attended that meeting.

Compensation of Directors

Each non-employee Centrue Financial Corporation director received an annual retainer of $5,000, and each non-employee Centrue Bank director received an annual retainer of $5,000. Additionally, the audit committee chairman received an annual retainer of $20,000. Each non-employee Centrue Financial Corporation director earned a fee of $750 for each board meeting attended and $500 for each committee meeting attended, and each non-employee Centrue Bank director earned $750 for each board meeting attended and $500 for each committee meeting attended. Non-employee directors may also receive an annual grant of options to purchase shares of common stock under the company's 2003 Stock Option Plan. The 2003 Stock Option Plan provides for annual formula grants to each of our directors of options to purchase shares of common stock with an exercise price of not less than 100% of the then current market price of the common stock on the date of the grant. Such previously issued options were exercisable over five years. During 2010, non-employee directors were not granted stock options.

Director Compensation

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($)	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Walter E. Breipohl	$ 29,000	---	---	---	---	---	$ 29,000
Randall E. Ganim	$ 31,500	---	---	---	---	---	$ 31,500
Michael A. Griffith[3]	$ 8,000	---	---	---	---	---	$ 8,000
Dennis J. McDonnell	$ 22,000	---	---	---	---	---	$ 22,000
John A. Shinkle	$ 34,500	---	---	---	---	---	$ 34,500
Mark L. Smith	$ 44,500	---	---	---	---	---	$ 44,500
Scott C. Sullivan	$ 29,500	---	---	---	---	---	$ 29,500

(1) Includes deferrals of director fees earned in 2010 pursuant to the Centrue Financial Corporation Non-Employee Directors' Deferred Compensation Plan, which became effective January 1, 2007. The Plan allows participants to defer up to 100% of director fees earned. Participant deferrals are invested in a phantom account representing units of Centrue Financial Corporation common stock. As of December 31, 2010, participants in the Plan held the following shares in their accounts: Mr. Ganim- 44,622 shares; Mr. Smith-15,926 shares; and Mr. Sullivan-19,511 shares. Also includes fees related to bank committees including the asset liability management committee, compliance committee and credit committee.

(2) Stock options were not granted to directors in 2010. As of December 31, 2010, the directors listed in the table above have the following number of option awards outstanding: Mr. Breipohl-32,500 shares; Mr. Ganim-21,000 shares; Mr. McDonnell-22,500 shares; Mr. Shinkle-32,500 shares; Mr. Smith-39,000 shares and Mr. Sullivan-32,500 shares.

(3) Mr. Griffith resigned from the Centrue Financial Corporation and Centrue Bank boards on April 24, 2010. Mr. Griffith was a participant of the Centrue Financial Corporation Non-Employee Directors' Deferred Compensation Plan and all phantom shares acquired from director fees earned were distributed to him in the form of cash on May 3, 2010.

II. ADVISORY (NON-BINDING) VOTE RATIFYING INDEPENDENT AUDITORS

The audit committee of the board has selected Crowe Horwath LLP as our independent auditors for our fiscal year ending December 31, 2011. We are submitting the selection of independent auditors for stockholder ratification at the annual meeting. A representative of Crowe Horwath LLP will be present at the annual meeting and will be available to respond to appropriate questions from stockholders. Crowe Horwath LLP also served as our independent auditors for our fiscal year ended December 31, 2010.

Our organizational documents do not require that our stockholders ratify the selection of our independent auditors. If our stockholders do not ratify the selection, the audit committee will reconsider whether to retain Crowe Horwath LLP, but may retain them nonetheless. Even if the selection is ratified, the audit committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of the company.

The board of directors unanimously recommends a vote "FOR" approval of the independent auditors.

III. ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

On February 17, 2009, the President signed into law the American Recovery and Reinvestment Act of 2009. Among other things, the broad sweeping legislation requires that "TARP recipients during the period in which any obligation arising from financial assistance provided under the TARP remains outstanding shall permit a separate [nonbinding] shareholder vote to approve the compensation of executives, as disclosed pursuant to the compensation disclosure rules of the Commission." The non-binding vote is required annually at each annual or other meeting of shareholders during the period that any obligation arising from financial assistance provided under the TARP remains outstanding.

On January 9, 2009, the company completed the sale of $32.7 million of preferred stock and a warrant to purchase up to 508,320 shares of the company's common stock to the U.S. Treasury under the TARP Program. As a result, the company is submitting this nonbinding proposal for consideration by shareholders in compliance with Section 7001 of the American Recovery and Reinvestment Act of 2009.

This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

"Resolved, that the shareholders approve the executive compensation of the company, as described in the "Compensation Discussion and Analysis" and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement."

Because your vote is advisory, it will not be binding upon the board. However, the executive and compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE EXECUTIVE COMPENSATION OF THE COMPANY, AS DESCRIBED IN THE "COMPENSATION DISCUSSION AND ANALYSIS," AND THE TABULAR DISCLOSURE REGARDING NAMED EXECUTIVE OFFICER COMPENSATION (TOGETHER WITH THE ACCOMPANYING NARRATIVE DISCLOSURE) IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 1, 2011, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the summary compensation table which can be found later in this proxy statement, and by all of our directors and executive officers as a group.

The following table is based on information supplied to us by the directors, officers and stockholders described above. The company has determined beneficial ownership in accordance with the rules of the SEC. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of March 1, 2011 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 6,048,405 shares outstanding as of March 1, 2011. Unless otherwise indicated, the address for each person listed below is 7700 Bonhomme Avenue, St. Louis, Missouri 63105.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[(1)(2)(3)]	Percent of Class
5% Stockholders		
Wayne W. Whalen 155 N. Wacker Drive, Suite 2700 Chicago, Illinois 60606	879,396[(4)]	14.54%
Royce & Associates, LLC 745 Fifth Avenue New York, New York 10151	302,555	5.00%
Directors and Nominees		
Walter E. Breipohl	53,579	*
Thomas A. Daiber	175,529[(5)]	2.90%
Randall E. Ganim	103,699[(6)]	1.71%
Dennis J. McDonnell	705,171[(7)]	11.66%
John A. Shinkle	43,199[(8)]	*
Mark L. Smith	71,640[(9)]	1.18%
Scott C. Sullivan	64,229[(10)]	1.06%
Other Named Executive Officers		
Roger D. Dotson	21,211[(11)]	*
James. J. Kerley, Jr.	1,000	*
Everett J. Solon	78,684[(12)]	1.30%
Kurt R. Stevenson	40,849[(13)]	*
All directors and all executive officers as a group (18 persons)	1,469,253[(14)]	24.29%

* Less than 1%.

(1) The information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group. Amounts reported include shares held directly as well as shares which are held in retirement accounts and shares held by members of the named individuals' families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective individual may be deemed to have sole or shared voting and/or investment power. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares.

(2) Amounts shown include shares obtainable as of March 1, 2011 (or obtainable within 60 days of March 1, 2011) through the exercise of options to purchase shares of common stock granted under the company's stock option plans as follows: Mr. Breipohl-28,750 shares; Mr. Daiber-86,400 shares; Mr. Ganim-20,000 shares; Mr. McDonnell-22,500 shares; Mr. Shinkle-28,750 shares; Mr. Smith-38,000 shares; Mr. Sullivan-28,750 shares; Mr. Dotson-13,200 shares; Mr. Solon-21,011 shares and Mr. Stevenson-26,327 shares. Option holders have the sole power to exercise their respective options and would also be entitled to exercise sole voting and investment power over the shares issued upon the exercise of such options.

(3) Amounts shown also include phantom shares obtainable as of March 1, 2011 (or obtainable within 60 days of March 1, 2011) in accordance with the terms of the company's non-employee directors' deferred compensation plan and the executive deferred compensation plan to participants as follows: Mr. Daiber-13,798 shares; Mr. Ganim-44,622 shares; Mr. Smith-15,926 shares; Mr. Sullivan-19,511; Mr. Solon-3,922 shares and Mr. Stevenson-4,899 shares.

(4) Includes shares held by Mr. Whalen's wife, Paula Wolff, Mr. Whalen's children, the WPW Family Foundation and WPW Associates, L.P., a family limited partnership, with shared voting and investment power over such shares. The amount above also includes approximately 86,021 shares which are issuable upon the conversion of 1,381 shares of Centrue Financial Corporation convertible preferred stock held by Mr. Whalen.

(5) Includes 16,968 shares held jointly by Mr. Daiber and his spouse, over which voting and investment power is shared and 2,470 shares held by Mr. Daiber's spouse, over which Mr. Daiber has no voting or investment power. Also includes 28,125 shares held by Mr. Daiber in his 401(k) retirement plan.

(6) All shares are held jointly by Mr. Ganim and his spouse.

(7) Includes shares held jointly by Mr. McDonnell and his wife over which voting and dispositive power is shared. Also includes shares held in trust for which Mr. McDonnell is trustee. The amount above also includes approximately 86,021 shares which are issuable upon the conversion of 1,381 shares of Centrue Financial Corporation convertible preferred stock held by Mr. McDonnell. Mr. McDonnell's address is 1515 W. 22nd Street, 11th Floor, Oak Brook, Illinois 60523.

(8) Includes 5,870 shares held in trust for which Mr. Shinkle serves as trustee and 1,079 shares held jointly by Mr. Shinkle and his spouse, over which Mr. Shinkle has voting and investment power. Also includes 100 shares held by Mr. Shinkle's spouse, over which Mr. Shinkle has no voting or investment power.

(9) Includes 11,366 shares held jointly by Mr. Smith and his spouse, over which voting and investment power is shared and 480 shares held by Mr. Smith's spouse, over which Mr. Smith has no voting or investment power.

(10) Includes 1,687 shares held by Mr. Sullivan's spouse and 1,000 shares held by members of Mr. Sullivan's family, over which shares Mr. Sullivan has shared voting and investment power.

(11) Includes 8,011 shares held by Mr. Dotson in his 401(k) retirement plan.

(12) Includes 9,695 shares held jointly by Mr. Solon with his spouse, over which shares Mr. Solon has shared voting and investment power and 32,616 shares held by Mr. Solon in his 401(k) retirement plan.

(13) Includes 425 shares held by Mr. Stevenson jointly with his spouse, over which shares Mr. Stevenson has shared voting and investment power. Also includes 8,298 shares held by Mr. Stevenson in his 401(k) retirement plan.

(14) Footnotes (2), (3) and (5) through (13) are incorporated herein.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the Securities and Exchange Commission. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2010, we are not aware that any of our directors, executive officers or 10% stockholders failed to comply with the filing requirements of Section 16(a) during 2010, with the exception of one executive officer, Ricky R. Parks, who failed to timely file one Form 4 reporting one transaction.

Report of Executive and Compensation Committee

The executive and compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2010 with management. Based on the review and discussions, the executive and compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K for the year ended December 31, 2010 and the company's 2011 proxy statement for filing with the SEC.

The committee certifies that:

(1) It has reviewed with senior risk officers, the senior executive officer (SEO) compensation plans and has made all reasonable efforts to ensure that these plans do not encourage SEOs to take unnecessary and excessive risks that threaten the value of Centrue Financial Corporation;

(2) It has reviewed with senior risk officers the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to Centrue Financial Corporation; and

(3) It has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of Centrue Financial Corporation to enhance compensation of any employee.

Our SEO and Employee Compensation Plans.

The company's SEO compensation plans are:

(1) the employment agreements that we have with our senior executive officers, as described in greater detail later in this proxy statement;
(2) the Centrue Financial Corporation 2003 Stock Option Plan, as amended and restated;
(3) the Centrue Financial Corporation Executive Deferred Compensation Plan, effective as of January 1, 2008; and
(4) our 401(k), group health, dental, vision, life, dependent life, short and long-term disability insurance and flexible spending account plans.

Our employee compensation plans, as defined in the U.S. Treasury's Interim Final Rule issued by the U.S. Treasury under the TARP Capital Purchase Program, include all of the SEO compensation plans set forth above, with the exception of the employment agreements.

Modifications to our SEO and Employee Compensation Plans which Discourage Manipulation of Reported Earnings and Unnecessary and Excessive Risk Taking. The SEO compensation plans and employee compensation plans are modified by (1) Omnibus Agreements entered into with the senior executive officers; and (2) Waivers signed by the senior executive officers.

Among other things, the Omnibus Agreements provide that:

(1) Any bonus or incentive compensation paid to the executive during the period that the U.S. Treasury owns the TARP securities will be subject to recovery or "clawback" by the company or its affiliates if the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, all within the meaning of Section 111(b) of the EESA and the CPP Guidance; and

(2) In the event that the executive and compensation committee of the board of directors of the company determines that any incentive compensation arrangement pursuant to which the executive is or may be entitled to a payment encourages the executive to take unnecessary and excessive risks that threaten the value of the financial institution within the meaning of §30.9 Q-4 of 31 C.F.R. Part 30, the committee, on behalf of the company, shall take such action as is necessary to amend such incentive compensation arrangements to eliminate such encouragement, and the executive's incentive compensation will be determined pursuant to such amended arrangements.

The waivers voluntarily waive any claim against the company for any changes to their compensation or benefits, as required to comply with regulations.

In addition, the executive and compensation committee of the board of directors of the company is cognizant of Section 111(b)(3)(D) of EESA, as amended, which expressly prohibits the company from paying or accruing any bonus, retention award, or incentive compensation during the period in which any obligation arising from financial assistance provided under TARP remains outstanding (with certain exceptions including long-term restricted stock pursuant to specified conditions).

Our Code of Ethics and our Employment Agreements. Our employment agreements with our senior executive officers contain terms which provide that the agreement may be terminated "for cause" for, among other things, the willful engaging in illegal conduct or gross misconduct which is materially and demonstrably injurious to the business or reputation of the company.

In addition to the terms of our employment agreements, the company has a detailed code of ethics which expressly prohibits, among other things, providing materially false or misleading financial information, dishonesty and fraud. Violations of the code of ethics may result in disciplinary action up to and including immediate termination of employment.

Our Compensation Philosophy and Practices. In addition to the various agreements that we have with our executive officers, the modifications to those agreements as described immediately above, and our code of ethics, all of which have the effect of discouraging unnecessary and excessive risk-taking and the manipulation of reported earnings, our compensation philosophy and practices also serve to further these objectives. The discussions that appear under the captions "Philosophy," "Elements of Compensation and Determination of Payments," "Compensation of Chief Executive Officer," and "Compensation of Other Executive Officers" under our Compensation Discussion and Analysis are hereby incorporated by reference.

Conclusion. As a result of the foregoing, the executive and compensation committee of the board of directors of the company believes that our SEO compensation plans do not encourage our senior executive officers to take unnecessary and excessive risks that threaten the value of Centrue Financial Corporation. In addition, the executive and compensation committee of the board of directors of the company believes that our employee compensation plans do not encourage the manipulation of reported earnings to enhance the compensation of any Centrue employee.

Respectively Submitted,
2010 Executive and Compensation Committee

John A. Shinkle, Chair
Dennis J. McDonnell

Executive and Compensation Committee Interlocks

The members of the executive and compensation committee are set forth in the preceding section. There are no members of the executive and compensation committee who were officers or employees of the company, former officers of the company or its subsidiaries or had any relationship otherwise requiring disclosure here.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy

The executive and compensation committee's principal responsibilities include acting upon matters delegated to the committee by the full board and ensuring the alignment of compensation with the strategic objectives of the organization.

The executive and compensation committee recognizes that the company's success is largely dependent on the selection, training and development of top caliber executive, managerial and professional talent. The committee has established an objective that the company's executives be among the most highly qualified and talented professionals available in their respective areas of expertise, when compared to a peer group that represents competition for business and talent. (Information on our peer group is contained below under the caption "Compensation of the Chief Executive Officer.") The committee evaluates the performance of the chief executive officer and other executive officers of the organization considering input from other board members, the chief executive officer and the head of human resources in order to evaluate the company's progress in relation to this objective.

The company believes successful compensation programs link business and compensation strategies with thought processes that address a broad array of program influences. This approach to strategy is a core value as it relates to how the company competes with other organizations while meeting the needs of its customers.

Elements of Compensation and Determination of Payments

The executive and compensation committee generally annually reviews and approves goals and objectives relevant to the incentive compensation plans of the chief executive officer and other executive officers of the organization. For the purposes of the committee's oversight, executive officers include those individuals who are the annually named executive officers of the company. No formal incentive compensation program was rolled out for 2010 due to the company's financial performance projections.

In determining the compensation and benefits of our executive officers, the following factors are generally taken into consideration: the performance of the executive officers in achieving short and long-term goals; payment of compensation commensurate with the ability and expertise of the executive officers; and payment of compensation that is competitive with similar companies (see "Executive and Compensation Committee" above). The committee considers the foregoing factors, as well as others, in determining the compensation and benefits plans of our executive officers.

In the course of determining base salaries and total compensation for our executive officers, the committee reviews data for institutions which are deemed to be the company's peer group. In determining base salaries for 2010, the committee considered peer data as compiled and reported by independent consultant Amalfi Consulting.

The following elements include factors that will be considered when reviewing executive officer compensation and benefits: base salary, bonus, long-term incentives, officer benefits, retirement plan funding, perquisites and group insurance benefits.

The following is a general description of how each of these elements applies to our executive officers.

Base Salary – In determining the base salary of executive officers, the executive and compensation committee defines base salary as the annualized regular cash compensation of an employee, excluding bonus awards, company contributions to employee benefits plans, or other compensation not designated as salary. The executive and compensation committee considers the individual job performance of the executive officers, as well as overall corporate performance, and the median salaries as published by our peers and other third party consultants. Base salaries are generally reviewed and considered for adjustment on an annual basis, unless circumstances exist in which the executive is assuming a scope and degree of responsibilities materially greater or lesser than the executive's present duties, or it is deemed that an adjustment is needed to meet marketplace demands.

Short-Term Incentive Compensation (Cash Bonus) –The short-term incentive compensation program is intended to sustain management's focus on the company's requirement for strategic long-range planning by encouraging attainment of annual profitability goals. The plan is designed to attract, develop, retain and reward well-qualified management and executive staff. No formal officer short-term incentive compensation program was rolled out for 2010 due to the company's financial performance projections.

Long-Term Incentive Compensation – The company's primary long-term incentive vehicle is stock options. Inclusion in the company's long-term incentive program is based on the recommendation of the chief executive officer and the executive and compensation committee and is approved by the board of directors. No specific formula is used in determining the amount and frequency of long-term incentives. However, the committee considers factors such as earnings per share, return on equity and total return to shareholders and generally reserves long-term incentive grants to motivate and reward extraordinary performance that may positively impact the company's long-term objectives. Restricted stock awards may also be utilized. No long-term equity awards were granted for 2010 due to the company's financial performance projections.

Officer Benefits – Officer benefits programs focus on two general types of officer benefits: nonqualified retirement benefits and officer life insurance. Officer benefits are considered to be a critical component in attracting, retaining and motivating key talent.

On January 1, 2008, the Centrue Financial Corporation Executive Deferred Compensation Plan took effect. Participants may defer up to 50% of salary and up to 100% of bonus (beginning with bonuses earned in 2008). The plan is available to certain members of the senior management team and other select individuals deemed to meet the criteria of "top hat" plan participants. Participant deferrals are invested in a phantom account representing units of Centrue Financial Corporation common stock. The company may make discretionary matching contributions with respect to a portion of the participant's deferral and discretionary contributions that are not related to the participant's deferrals. The company match, and any discretionary employer contributions, are credited quarterly (with the exception of a discretionary annual 3% contribution to those officers who would have otherwise received a 3% safe harbor 401(k) match of deferred dollars) and invested per the participant's direction into one or more of the following: Centrue Financial Corporation common stock (phantom units), Vanguard Lifestyle Income, Vanguard Lifestyle Conservative Growth, Vanguard Lifestyle Moderate Growth, Vanguard Lifestyle Growth. Participants are always 100% vested in their own deferrals. Company contributions (with the exception of a discretionary annual 3% contribution to those officers who would have otherwise received a 3% safe harbor 401(k) match of deferred dollars) vest after five years (e.g. 2008 company contributions become vested on 12/31/13 and 2009 contributions become vested on 12/31/14). In 2010, the company made no matches to this plan.

No trust was established for the plan. However, the plan is structured to allow for a rabbi trust. Participants may elect to receive distributions upon separation of service or upon normal retirement age (65) in a lump sum, over a five-year period or over a 10-year period. Participants have the option to take a distribution upon a change of control. Participants may elect to receive plan payments in cash, shares of company stock or a combination of both.

Several officers, including our chief executive officer, are currently covered by a bank owned life insurance (BOLI) policy. A small group of officers with BOLI, not including our chief executive officer, are also covered by a split dollar plan which, subject to the achievement of certain conditions, pays out a portion of death benefits to the executives' named beneficiaries.

Retirement Benefits- The executive and compensation committee considers various benefits, including retirement benefits, in determining compensation. The primary retirement vehicle is the company's 401(k) plan which allows eligible participants to defer compensation up to annual IRS limits subject to non-discrimination testing. In 2010, all eligible participants received a safe harbor contribution equal to 3% of their total eligible compensation through July 1, 2010 regardless of whether participants elected to make salary deferrals after which time the plan ceased to be a safe harbor plan. For 2011, the plan remains a non-safe harbor plan.

Company executives participate in retirement plan programs in a manner consistent with plan provisions covering other employees. Currently, the company does not provide executives with any supplemental executive retirement plan benefits.

Perquisites – Executive officers may have a limited number of perquisites made available to them. The main perquisites that may be offered are reimbursement of business expenses and employment agreements or change-in-control agreements. A detailed explanation of employment agreements is provided in the section designated as "Employment Agreements and Other Arrangements."

Group Insurance Benefits- The company offers a comprehensive employee benefits package for all eligible employees which includes group health, dental, vision, life, dependent life, short and long-term disability insurance and a flexible spending account plan. With the exception of an accelerated waiting period for some insurances for officers, executive officers are afforded the same participation and rewards terms as all other eligible staff.

Total Rewards - The company considers compensation a single package consisting of the parts described in this statement. When viewed in this manner, the organization is positioned to: 1) establish specific goals for each form of compensation, 2) project funding requirements consistent with the company's business strategies, and 3) administer the program with predetermined goals as a guide. Assuming strategic goals are met, the combined total rewards would be expected to be comparable to similarly sized banks within the company's market area. The approach to total rewards for 2010 was notably impacted by the company's financial performance and anticipated operating loss.

TARP Related Compensation Matters

In connection with the company's participation in January 2009 in the U.S. Department of Treasury's Troubled Asset Relief Program Capital Purchase Program (the "TARP Program"), the executive and compensation committee is required to identify the features in the company's incentive compensation arrangements that could encourage its senior executive officers to take unnecessary and excessive risks that could threaten the value of the company. The committee is required to review the company's incentive compensation arrangements to ensure that senior executive officers are not encouraged to take such risks. The committee must also meet at least every six months with the company's senior risk officers to discuss and review the relationship between the company's risk management policies and practices and its incentive compensation arrangements. The committee began this dialogue with the company's senior risk officers in January of 2009 and has since continued on the semi-annual schedule.

After analyzing various company practices and procedures as they relate to compensation risk, the senior risk managers concluded that the compensation plan arrangements do not encourage unnecessary and excessive risks that threaten the value of Centrue Financial Corporation. At least every six months, the senior risk managers repeat this process and provide the executive and compensation committee with its findings, observations and recommendations and serve as a resource for the committee during its certification exercises.

Additionally, in conjunction with the executive and compensation committee, management works to ensure that TARP-related responsibilities are met. These responsibilities include, but are not limited to: identification of senior executive officers and highly compensated employees for purposes of restrictions on incentive compensation, compliance with severance pay prohibitions and clawback requirements for bonus payments, prohibition of certain gross-up and bonus payments and accruals, compensation committee review of plans, filings with Treasury, adoption of a company-wide policy on excessive or luxury expenditures, review of bonuses, retention awards and other compensation paid prior to the enactment of the American Recovery and Reinvestment Act of 2009 ("ARRA"), adherence with IRC Section 162(m)(5) and say on pay, and disclosures regarding compensation consultants and perquisites.

The executive and compensation committee did consider the results of the 2010 shareholder advisory vote on executive compensation. As a result of the favorable vote received, no material changes were made to our current executive compensation decisions and policies.

During the period that the U.S. Treasury holds the company's preferred or common stock, the company may be restricted from paying bonus and other incentive compensation in cash to the company's executive officers.

Written Agreement Related Compensation Matters

In accordance with the Centrue Financial Corporation and Centrue Bank joint Written Agreement with the Federal Reserve Bank of Chicago and the IDFPR, dated December 18, 2009, the company is subject to certain restrictions on indemnification and severance payments of section 18(k) of the FDI Act (12 U.S.C. § 1828(k)) and Part 359 of the Federal Deposit Insurance Corporation's regulations (12 C.F.R. Part 359).

Executive Compensation

The following table shows the compensation earned by the chief executive officer, chief financial officer and the three other most highly compensated executive officers in 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[6]	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas A. Daiber	2010	$ 335,000	$ ---	---	$ ---	---	---	$ 3,675	$ 338,675
President & Chief Executive Officer [1]	2009	$ 335,000	$ ---	---	$ 35,600	---	---	$ 17,350	$ 387,950
	2008	$ 325,000	$ ---	---	$ 67,200	---	---	$ 16,900	$ 409,100
Kurt R. Stevenson	2010	$ 188,000	$ ---	---	$ ---	---	---	$ 3,417	$ 191,417
Senior Executive Vice President & Chief Financial Officer[2]	2009	$ 188,000	$ ---	---	$ 17,800	---	---	$ 11,889	$ 217,689
	2008	$ 180,639	$ ---	---	$ 33,600	---	---	$ 12,506	$ 226,745
James J. Kerley, Jr.	2010	$ 200,000	$ ---	---	$ ---	---	---	$ 3,250	$ 203,250
EVP/Senior Lender[3]	2009	$ 110,641	$ ---	---	$ ---	---	---	$ 2,000	$ 112,641
Everett J. Solon	2010	$ 161,500	$ ---	---	$ ---	---	---	$ 5,344	$ 166,844
Market President[4]	2009	$ 161,500	$ ---	---	$ 8,900	---	---	$ 11,970	$ 182,370
	2008	$ 157,625	$ ---	---	$ 16,800	---	---	$ 13,103	$ 187,528
Roger D. Dotson	2010	$ 157,500	$ ---	---	$ ---	---	---	$ 2,559	$ 160,059
EVP/Head of Operations[5]	2009	$ 157,500	$ ---	---	$ 17,800	---	---	$ 4,725	$ 180,025
	2008	$ 150,000	$ ---	---	$ 33,600	---	---	$ 5,528	$ 189,128

(1) Mr. Daiber's All Other Compensation figure represents $3,675 of employer contributions to his 401(k) account.

(2) Mr. Stevenson's All Other Compensation figure represents $3,039 of employer contributions to his 401(k) account and $378 of imputed income related to Mr. Stevenson's split dollar bank-owned life insurance (BOLI) policy.

(3) Mr. Kerley's All Other Compensation figure represents $3,250 of employer contributions to his 401(k) account.

(4) Mr. Solon's All Other Compensation figure represents $2,602 of employer contributions to his 401(k) account and $2,742 of imputed income related to Mr. Solon's split dollar bank-owned life insurance (BOLI) policy.

(5) Mr. Dotson's All Other Compensation figure represents $2,559 of employer contributions to his 401(k) account.

(6) No stock options were granted for 2010. Prior year stock option values were calculated to conform with required 2009 proxy changes and reflect the full Black Scholes model for the fair market value of the options for the year of grant. Please refer to Note 16 in the company's financial statements for the year ended December 31, 2010 for a discussion of the assumptions underlying the valuation of our share based compensation.

Employment Agreements and Other Arrangements

We are party to the following employment agreements with our executive officers named in the compensation table. During the period that the U.S. Treasury holds the company's preferred or common stock, the company may be restricted from accruing or paying severance to the company's executive officers. Further, under the terms of our Written Agreement, the company must comply with certain restrictions regarding indemnification and severance payments.

Thomas A. Daiber and Kurt R. Stevenson

The post-merger Centrue entered into employment agreements with Thomas A. Daiber and Kurt R. Stevenson on June 30, 2006. Except as described below, each agreement is substantially identical. Initially the agreements were effective for a three-year term. On the second anniversary of the agreements' effective date, the term was extended an additional day so that the term is always one year, unless either party gives written notice of non-renewal to the other party.

The agreement for Mr. Daiber provides for an annual base salary of not less than $290,000 ($335,000 in 2010). Additionally, Mr. Daiber has the opportunity to receive an annual performance bonus of up to 50% of his base salary. The agreement also provided for the award of incentive stock options to Mr. Daiber, and on July 7, 2006, Mr. Daiber was awarded options to purchase equal to 12,500 shares of Centrue stock after the merger. Mr. Daiber is entitled to a bank of paid time off days, as well as other benefits, at least as favorable to the benefits provided to all other employees.

The agreement for Mr. Stevenson provides for an annual base salary of not less than $170,000 ($188,000 in 2010). Additionally, Mr. Stevenson will have the opportunity to receive an annual performance bonus of up to 30% of his base salary. The agreement also provided for the award of incentive stock options to Mr. Stevenson, and on July 7, 2006, Mr. Stevenson was awarded options to purchase equal to 7,500 shares of Centrue stock after the merger. Mr. Stevenson is entitled to a bank of paid time off days, as well as other benefits, at least as favorable to the benefits provided to all other employees.

The employment agreements include customary provisions prohibiting the executive from competing and other activities that would be harmful to the company. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws. Current golden parachute provisions for TARP recipients prohibit a severance from being paid or accrued for Messrs. Daiber and Stevenson until TARP funds are repaid. Further, under the terms of our Written Agreement, the company must comply with certain restrictions regarding indemnification and severance payments.

Both executives signed non-material contract amendments in December 2008 to address Internal Revenue Code Section 409A compliance matters for 2009.

James J. Kerley, Jr.

The company is not party to an employment agreement with Mr. Kerley.

Everett J. Solon and Roger D. Dotson

In January of 2007, the company entered into employment agreements with Everett J. Solon and Roger D. Dotson. Except as described below, each agreement is substantially identical. Initially the agreements are effective for a two-year term for Mr. Solon and a one and one-third year term for Mr. Dotson. On the first anniversary of the date the agreements become effective, the term may be extended for one or more additional years by resolution of the board of directors. In January of 2010, the board amended Mr. Solon's agreement so that the term of two-years is automatically extended for one additional day on the first anniversary of the effective date. In late 2010, the board extended Mr. Dotson's agreement through December 31, 2011.

Mr. Solon's agreement, as amended, specifies a minimum base salary of $161,500. He has the opportunity to receive annual performance bonuses of up to 25% of his base salary and is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The employment agreement includes customary provisions prohibiting Mr. Solon from competing and other activities that would be harmful to the company. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Mr. Dotson's agreement, as amended, specifies a minimum base salary of $157,500. He has the opportunity to receive annual performance bonuses of up to 25% of his base salary and is entitled to not less than twenty-five days of paid time off as well as benefits at least as favorable to the benefits provided to all other employees.

The employment agreement includes customary provisions prohibiting Mr. Dotson from competing and other activities that would be harmful to the company. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

Compensation of the Chief Executive Officer

Thomas A. Daiber

During 2010, Thomas A. Daiber served as the chief executive officer of Centrue Financial Corporation.

The board of directors approved Mr. Daiber's annual salary for 2010 of $335,000 which reflected no change from 2009.

In conjunction with the 2010 performance cycle, in 2009, the committee engaged Amalfi Consulting to review executive compensation at the bank and to recommend potential improvements regarding existing practices, including those impacting the chief executive officer. The company recognizes that competitive compensation is critical for attracting, motivating, and rewarding qualified executives, and this review was intended to identify appropriate compensation levels and compensation program design features. The committee engaged Amalfi to perform the review as an objective third party, to summarize issues relative to topics such as competitive compensation, annual incentives and long-term incentives.

The study was based on a peer group of 18 publicly traded banks located in IA, IL, IN, KY, MI, MO and OH, with similar performance results, business models and median asset size. The assets of these peer banks ranged from $1 to $2.4 billion and included the following institutions: Lakeland Financial Corporation (LKFN); First Financial Corporation (THFF); Enterprise Financial Services Corp (EFSC); Farmers Capital Bank Corporation (FFKT); Peoples Bancorp Inc. (PEBO); Hills Bancorporation (HBIA); Porter Bancorp, Inc. (PBIB); S.Y. Bancorp, Inc. (SYBT); QCR Holdings, Inc. (QCRH); MBT Financial Corp. (MBTF); West Bancorporation, Inc. (WTBA); Firstbank Corporation (FBMI); Horizon Bancorp (HBNC); Pulaski Financial Corp. (PULB); Bank of Kentucky Financial Corp (BKYF); German American Bancorp, Inc. (GABC); Princeton National Bancorp, Inc. (PNBC); and First Mid-Illinois Bancshares, Inc. (FMBH). The top six officers were benchmarked to the peer group data at the 25th, 50th and 75th percentiles. In addition, all 15 positions were benchmarked to banking and financial services industry cash compensation surveys at the 25th, 50th and 75th percentiles. These survey sources employed were published by Amalfi Consulting, American Banker's Association, Bank Administration Institute, Crowe Chizek and Watson Wyatt.

The committee also considered various aspects of company performance including earnings, asset quality levels, compliance issues, capital levels, branch distribution strategy, loan and deposit growth, cost savings and employee morale when reviewing Mr. Daiber's compensation.

No changes were made to Mr. Daiber's salary as a result of this study.

Since no formal officer incentive program was rolled out for 2010, Mr. Daiber received no bonus for year 2010 performance.

Mr. Daiber was eligible for participation in all company-sponsored benefits programs in 2010, including the company's group health, dental and vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan, as well as a non-qualified deferred compensation plan.

Mr. Daiber did not receive any stock options or compensation associated with a car allowance or country club dues in 2010.

The compensation and benefits package for 2010 for Mr. Daiber was approved by the company's board of directors and was commensurate with his knowledge, skills and abilities, as supported by his professional experience and accomplishments, as well as the board's belief in his ability to successfully lead the organization. The executive and compensation committee has reviewed all components of the total compensation package of the chief executive officer and the other named executive officers in this proxy statement and believes them to be reasonable and not excessive.

Compensation of Other Executive Officers

Kurt R. Stevenson

During 2010, Kurt R. Stevenson served as the chief financial officer of Centrue Financial Corporation. The board of directors approved Mr. Stevenson's 2010 salary of $188,000 which reflected no change from 2009.

Since no formal officer incentive program was rolled out for 2010, Mr. Stevenson received no bonus for year 2010 performance.

Mr. Stevenson was eligible for participation in all company-sponsored benefits programs in 2010, including the company's group health, dental and vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan, as well as a non-qualified deferred compensation plan.

Mr. Stevenson did not receive any stock options or compensation associated with a car allowance or country club dues in 2010.

James J. Kerley, Jr.

During 2010, James J. Kerley, Jr. served as the executive vice president and senior lender of Centrue Financial Corporation. The board of directors approved Mr. Kerley's 2010 salary of $200,000 which reflected no change from 2009.

Since no formal officer incentive program was rolled out for 2010, Mr. Kerley received no bonus for year 2010 performance.

Mr. Kerley was eligible for participation in all company-sponsored benefits programs in 2010, including the company's group health, dental and vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan, as well as a non-qualified deferred compensation plan.

Mr. Kerley did not receive any stock options or compensation associated with a car allowance or country club dues in 2010.

Everett J. Solon

During 2010, Everett J. Solon served as a market president of Centrue Financial Corporation. The board of directors approved Mr. Solon's 2010 salary of $161,500 which reflected no change from 2009.

Since no formal officer incentive program was rolled out for 2010, Mr. Solon received no bonus for year 2010 performance.

Mr. Solon was eligible for participation in all company-sponsored benefits programs in 2010, including the company's group health, dental and vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan, as well as a non-qualified deferred compensation plan.

Mr. Solon did not receive any stock options or compensation associated with a car allowance or country club dues in 2010.

Roger D. Dotson

During 2010, Roger D. Dotson served as the executive president and head of head of operations of Centrue Financial Corporation. The board of directors approved Mr. Dotson's 2010 salary of $157,500 which reflected no change from 2009.

Since no formal officer incentive program was rolled out for 2010, Mr. Dotson received no bonus for year 2010 performance.

Mr. Dotson was eligible for participation in all company-sponsored benefits programs in 2010, including the company's group health, dental and vision coverage, group-term life insurance coverage, and company-sponsored retirement programs including the Centrue Financial Corporation 401(k) and Profit Sharing Plan, as well as a non-qualified deferred compensation plan.

Mr. Dotson did not receive any stock options or compensation associated with a car allowance or country club dues in 2010.

Grants of Plan-Based Awards[1]

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Thomas A. Daiber	N/A	N/A	N/A	N/A
Kurt R. Stevenson	N/A	N/A	N/A	N/A
James J. Kerley, Jr.	N/A	N/A	N/A	N/A
Everett J. Solon	N/A	N/A	N/A	N/A
Roger D. Dotson	N/A	N/A	N/A	N/A

(1) There were no option awards granted to executives in 2010.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Un-exercisable (#)[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas A. Daiber	24,000	---	---	$ 21.88	10/08/2013[3]	---	---	---	---
	18,000	---	---	22.92	10/19/2014[3]	---	---	---	---
	14,400	---	---	22.50	12/29/2012[3]	---	---	---	---
	10,000	2,500	---	19.58	11/13/2013	---	---	---	---
	8,000	12,000	---	17.63	02/07/2015	---	---	---	---
	4,000	16,000	---	9.64	01/09/2016	---	---	---	---
Kurt R. Stevenson	2,935	---	---	11.75	02/15/2011	---	---	---	---
	2,935	---	---	14.25	02/20/2012[3]	---	---	---	---
	2,392	---	---	15.09	12/19/2012[3]	---	---	---	---
	5,000	---	---	20.30	06/16/2015[3]	---	---	---	---
	6,000	1,500	---	19.60	11/13/2013	---	---	---	---
	4,000	6,000	---	17.63	02/07/2015	---	---	---	---
	2,000	8,000	---	9.64	01/09/2016	---	---	---	---
James J. Kerley, Jr.	---	---	---	---	---	---	---	---	---
Everett J. Solon	3,196	---	---	11.75	02/15/2011	---	---	---	---
	4,076	---	---	14.25	02/20/2012[3]	---	---	---	---
	2,935	---	---	15.09	12/19/2012[3]	---	---	---	---
	5,000	---	---	20.30	06/16/2015[3]	---	---	---	---
	3,000	2,000	---	19.03	01/31/2014	---	---	---	---
	2,000	3,000	---	17.63	02/07/2015	---	---	---	---
	1,000	4,000	---	9.64	01/09/2016	---	---	---	---
Roger D. Dotson	2,400	---	---	22.25	04/21/2012	---	---	---	---
	800	200	---	19.58	11/13/2013	---	---	---	---
	4,000	6,000	---	17.63	02/07/2015	---	---	---	---
	2,000	8,000	---	9.64	01/09/2016	---	---	---	---

(1) Unless otherwise noted, all options vested in one-fifth cumulative annual increments beginning one year from grant.

(2) All outstanding options for executives will continue to vest at 20% per year.

(3) The option became immediately and fully vested upon merger of the former Centrue Financial Corporation and the former UnionBancorp, Inc (current Centrue Financial Corporation) in November of 2006.

Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas A. Daiber	---	---	---	---
Kurt R. Stevenson	---	---	---	---
James J. Kerley, Jr.	---	---	---	---
Everett J. Solon	---	---	---	---
Roger D. Dotson	---	---	---	---

Non-Qualified Deferred Compensation Plan

Name	Executive Contributions in Last FY[(1)] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY[(2)] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas A. Daiber	$ 6,750	$ ---	$ (22,862)	---	$ 15,262
Kurt R. Stevenson	$ 521	$ ---	$ (11,538)	---	$ 6,979
James J. Kerley, Jr.	$ ---	$ ---	$ ---	---	$ ---
Everett J. Solon	$ 760	$ ---	$ (9,288)	---	$ 5,559
Roger D. Dotson	$ ---	$ ---	$ ---	---	$ ---

(1) Executive contributions in Last FY amounts are included within the Summary Compensation Table as 2010 Salary.

(2) Aggregate earnings in Last FY reflects the difference between the account's FMV at December 31, 2009 versus December 31, 2010, less contributions/distributions, regardless of vesting.

Please refer to the discussion above under the sub-heading "Officer Benefits" for a summary of the material features of the plan.

Other Potential Post-Employment Payments

The following paragraphs describe the post-termination benefits payable to the company's executive officers. During the period that the U.S. Treasury holds preferred or common stock of the company pursuant to the TARP Capital Purchase Program, the company may be prohibited or restricted from making the payments described in this section to the executive officers. Further, under the terms of our Written Agreement, the company must comply with certain restrictions regarding indemnification and severance payments.

Thomas A. Daiber and Kurt R. Stevenson

The agreements for Mr. Daiber and Mr. Stevenson provide that in the event of a termination of the executive's employment without cause or by the executive due to constructive discharge prior to the end of the term of the agreement, the executive will be entitled to certain severance benefits including payments of the executive's annual compensation for the greater of twenty-four months or the remaining period left in the employment agreement's term. Annual compensation is the executive's base salary plus the performance bonus for the most recent performance period. The executive would also be entitled to receive reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents.

During the twelve months following a change of control, the executive will be entitled to receive a lump sum payment equal to three times the executive's annual compensation, which is the sum of the executive's base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums the executive pays for the continuation of medical benefits for the executive and the executive's dependents. Payments under the employment agreements will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

At December 31, 2010, if the company would have paid out Mr. Daiber under his constructive discharge or termination without cause provision, he would have been entitled to $670,000 (reflects two years) in base salary, $0 (reflects two years; estimates based off of earned bonus 2010) in bonus and approximately $23,532 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) for Mr. Daiber's family for health, dental and vision benefits plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Daiber was $0.

At December 31, 2010, if the company would have paid out Mr. Daiber under his change of control provision, he would have been entitled to $1,005,000 (reflects three years) in base salary, $0 (reflects three years; estimates based off of earned bonus in 2010) in bonus and approximately $23,532 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) for Mr. Daiber's family for health, dental and vision benefits plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Daiber was $0.

At December 31, 2010, if the company would have paid out Mr. Stevenson under his constructive discharge or termination without cause provision, he would have been entitled to $376,000 (reflects two years) in base salary, $0 (reflects two years; estimates based off of earned bonus in 2010) in bonus and approximately $23,532 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) for Mr. Stevenson's family for health, dental and vision benefits plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Stevenson was $0.

At December 31, 2010, if the company would have paid out Mr. Stevenson under his change of control provision, he would have been entitled to $564,000 (reflects three years) in base salary, $0 (reflects three years; estimates based off of earned bonus in 2010) in bonus and approximately $23,532 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) for Mr. Stevenson's family for health, dental and vision benefits plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Stevenson was $0.

James J. Kerley, Jr.

The company is not party to an employment agreement with Mr. Kerley.

Everett J. Solon

During the twelve months following a change of control, if Mr. Solon terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Solon will be entitled to receive a lump sum payment equal to two times his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

At December 31, 2010, if the company would have paid out Mr. Solon under his constructive discharge, termination without cause or change of control provision, he would have been entitled to $323,000 in base salary (reflects two years of current base), $0 (reflects two years; estimates based off of earned bonus in 2010) in bonus and approximately $23,532 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) for Mr. Solon's family for health, dental and vision plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Solon was $0.

Roger D. Dotson

If Mr. Dotson terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Dotson will be entitled to receive a lump sum payment equal to one-half of his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

During the twelve months following a change of control, if Mr. Dotson voluntarily terminates his employment due to constructive discharge or if the company terminates his employment for any reason other than cause, Mr. Dotson will be entitled to receive a lump sum payment equal to his annual compensation, which is the sum of his base salary and the performance bonus for the most recent performance period, plus reimbursement for premiums he pays for the continuation of medical benefits for him and his dependents. Payments under the employment agreement will be reduced to the extent necessary to prevent any portion of the payments from being treated as a nondeductible excess parachute payment under the federal tax laws.

At December 31, 2010, if the company would have paid out Mr. Dotson under his constructive discharge or termination without cause provision, he would have been entitled to $78,750 (reflects one-half of a year) in base salary, $0 (reflects half of one year; estimates based off of earned bonus 2010) in bonus and approximately $10,082 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) for Mr. Dotson's health benefits and dental benefits for him and his dependent child plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Dotson was $0.

At December 31, 2010, if the company would have paid out Mr. Dotson under his change of control provision, he would have been entitled to $157,500 (reflects one year) in base salary, $0 (reflects one year; estimates based off of earned bonus in 2010) in bonus and approximately $10,082 in COBRA continuation premiums (reflects 18-month COBRA eligibility period based off of 2010 premium levels) plus normal accruals paid upon termination of employment. In addition, all outstanding stock options and awards would have become fully and immediately exercisable. The value of in-the-money unvested awards for Mr. Dotson was $0.

TRANSACTIONS WITH MANAGEMENT

The company's audit committee charter requires the review of all related party transactions, other than Regulation O transactions, to the extent required by the rules of the Securities and Exchange Commission and NASDAQ (or by the rules and regulations of any other exchange or national market on which the company's common stock is quoted or listed for trading).

Several of our directors and executive officers (including their affiliates, families and companies in which they are principal owners, officers or directors) were loan customers of, and had other transactions with, us and our subsidiary in the ordinary course of business. These loans and lines of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectibility or present other unfavorable features.

ACCOUNTANT FEES

Audit Fees
Audit fees and expenses billed to the company by Crowe Horwath LLP for the audit of the company's financial statements, including the audit of internal control over financial reporting, for 2010 and 2009 were $309,000 and $303,000. The audit services also include the review of financial statements included in our quarterly reports on Form 10-Q and other services normally performed by independent registered public accounting firms in connection with statutory and regulatory filings.

Audit Related Fees
Audit related fees and expenses billed to the company by Crowe Horwath LLP for fiscal years 2010 and 2009 were $30,000 and $24,550 for services related to the performance of the audit or review of the company's financial statements.

Tax Fees
Tax fees and expenses billed to the company for fiscal years 2010 and 2009 were $82,430 and $69,480 for services related to tax compliance, tax advice and tax planning, consisting primarily of preparing the company's federal and state income tax returns for the previous fiscal periods and inclusive of expenses.

All Other Fees
Fees and expenses billed to the company for fiscal years 2010 and 2009 were $30,000 and $39,375 for all other services, which primarily consisted of the audit of the benefit plans.

The audit committee, after consideration of the matter, does not believe that the rendering of these services by Crowe Horwath LLP to be incompatible with maintaining its independence as our principal accountant. In accordance with Section 10A(i) of the Exchange Act, before Crowe Horwath LLP is engaged by us to render audit or non-audit services, the engagement is approved by our audit committee. None of the audit-related, tax and other services described above were required to be approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

The audit committee is responsible for reviewing and pre-approving any non-audit services to be performed by the company's independent auditors. The audit committee has delegated its pre-approval authority to the chairman of the audit committee to act between meetings of the audit committee. Any pre-approval given by the chairman of the audit committee pursuant to this delegation is presented to the full audit committee at its next regularly scheduled meeting. The audit committee or chairman of the audit committee reviews and, if appropriate, approves non-audit service engagements, taking into account the proposed scope of the non-audit services, the proposed fees for the non-audit services, whether the non-audit services are permissible under applicable law or regulation and the likely impact of the non-audit services on the independence of the independent auditors.

AUDIT COMMITTEE REPORT

The incorporation by reference of this proxy statement into any document filed with the Securities and Exchange Commission by us shall not be deemed to include the following report unless the report is specifically stated to be incorporated by reference into such document.

The audit committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-K. The committee is comprised solely of independent directors. The current charter is available on the company's website at www.centrue.com.

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Crowe Horwath LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the financial statements in accordance with standards of the Public Company Accounting Oversight Board and an independent audit of our internal controls over financial reporting. Centrue Financial Corporation outsources the internal audit function to a third party that reports directly to the audit committee and management. This third party is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our system of internal controls relating to the reliability and integrity of our financial information. The audit committee has ultimate authority and responsibility to select, evaluate and, when appropriate, replace our independent auditors.

The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2010 with our management and Crowe Horwath LLP, our independent registered public accounting firm. The committee has also discussed with Crowe Horwath LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, as well as having received and discussed the written disclosures and the letter from Crowe Horwath LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Crowe Horwath LLP their independence. Based on the review and discussions with management and Crowe Horwath LLP, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2010 for filing with the Securities and Exchange Commission.

Respectively Submitted,
2010 Audit Committee

Mark L. Smith, Chair
Randall E. Ganim
Scott C. Sullivan

Audit Committee Financial Expert

The board of directors has determined that two of the three audit committee members, Messrs. Ganim and Smith, are qualified for designation as "audit committee financial experts." Both directors are independent under the listing standards of the Nasdaq Stock Market.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

For inclusion in our proxy statement and form of proxy relating to the 2012 annual meeting of stockholders, stockholder proposals in compliance with SEC Rule 14a-8 must be received by us on or before November 26, 2011. For proposals outside of SEC Rule 14a-8, in order to be presented at such meeting, notice of the proposal must be received by Centrue Financial Corporation on or before March 27, 2012, and must otherwise comply with our bylaws.

"HOUSEHOLDING" OF PROXY MATERIALS

The company intends to household proxy materials this year. Brokers to Centrue Financial Corporation stockholders will deliver a single proxy statement and Form 10-K annual report to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker or the company that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and Form 10-K annual report, please notify your broker, direct your written request to Centrue Financial Corporation, 7700 Bonhomme Avenue, St. Louis, Missouri 63105 or contact Investor Relations at investor.relations@centrue.com.

Stockholders who currently receive multiple copies of the proxy statement and Form 10-K annual report at their address and would like to request "householding" of their communications should contact their broker or, if a stockholder is a direct holder of Centrue Financial Corporation shares, they should submit a written request to Computershare Investor Services, the company's transfer agent, at 2 North LaSalle Street, Chicago, IL 60602.

OTHER MATTERS

We do not intend to present any other business at the meeting and know of no other matters which will be presented. However, if any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their best judgment on those matters. A representative of our independent auditors, Crowe Horwath LLP, is expected to attend the annual meeting and will be available to respond to appropriate questions and to make a statement if he or she so desires.

Your proxy is solicited by the board of directors, and we will pay the cost of solicitation. In addition to soliciting proxies by use of the mail, officers, directors and regular employees of Centrue Financial Corporation or our subsidiaries, acting on our behalf, may solicit proxies by telephone, telegraph or personal interview. We will, at our expense, upon the receipt of a request from brokers and other custodians, nominees and fiduciaries, forward proxy soliciting material to the beneficial owners of shares held of record by such persons.

FAILURE TO INDICATE CHOICE

If any stockholder fails to indicate a choice with respect to any of the proposals on the proxy for the annual meeting, the shares of such stockholder shall be voted **FOR** the nominees listed, **FOR** the appointment of Crowe Horwath LLP as our independent auditors and **FOR** the approval of the company's executive compensation.

By Order of the Board of Directors



Thomas A. Daiber
President and
Chief Executive Officer

St. Louis, Missouri
March 25, 2011

ALL STOCKHOLDERS ARE URGED TO SIGN AND MAIL THEIR PROXIES PROMPTLY

THIS PAGE INTENTIONALLY

LEFT BLANK

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
Commission File Number: **0-28846**

CENTRUE FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**36-3145350**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7700 Bonhomme Avenue, St. Louis, Missouri 63105
(Address of principal executive offices, including zip code)

(314) 505-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Exchange Class	Name of Each Exchange which Registered
Common Stock ($1.00 par value)	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 403 of the Securities Act. Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Exchange Act. Yes [ ] No [√]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[√]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b of the Exchange Act). Yes [ ] No [√].

As of March 1, 2011, the Registrant had issued and outstanding 6,048,405 shares of the Registrant's Common Stock. The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2010, the last business day of the Registrant's most recently completed second quarter, was $7,368,130.*

* Based on the last reported price of $2.00 of an actual transaction in the Registrant's Common Stock on June 30, 2010, and reports of beneficial ownership filed by directors and executive officers of the Registrant. Shares of Common Stock held by any executive officer or director of the Registrant have been excluded from the foregoing computation because such persons may be deemed to be affiliates; provided, however, such determination of shares owned by affiliates does not constitute an admission of affiliate status or beneficial interest in shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

As used in this report, the terms "we," "us," "our," "Centrue" and the "Company" mean Centrue Financial Corporation and its subsidiary, unless the context indicates another meaning, and the term "Common Stock" means our common stock, par value $1.00 per share.

CENTRUE FINANCIAL CORPORATION
Form 10-K Index

THIS PAGE INTENTIONALLY

LEFT BLANK

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Item 1. Business

THE COMPANY

Centrue Financial Corporation

Centrue Financial Corporation (the "Company") is a bank holding company incorporated in Delaware in 1982 for the purpose of becoming a holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"). The Company is a publicly traded banking company with assets of $1.105 billion at year-end 2010 and is headquartered in St. Louis, Missouri. The Company provides a full range of banking services to individual and corporate customers extending from western and southern suburbs of the Chicago metropolitan area across Central Illinois down to metropolitan St. Louis area.

The Company operates one wholly owned subsidiary: Centrue Bank (the "Bank"), employing 291.5 full-time equivalent employees at December 31, 2010. The Company has responsibility for the overall conduct, direction, and performance of the Bank. The Company provides various services, establishes Company-wide policies and procedures, and provides other resources as needed, including capital.

Subsidiary

At December 31, 2010, the Bank had $1.102 billion in total assets, $934.1 million in total deposits, and twenty-eight offices (twenty-six full-service bank branches and two back-room sales support non-banking facilities) located in markets extending from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois down to the metropolitan St. Louis area.

The Bank is engaged in commercial and retail banking and offers a broad range of lending, depository, and related financial services, including accepting deposits; commercial and industrial, consumer, and real estate lending and other banking services tailored for consumer, commercial and industrial, and public or governmental customers.

Competition

The Company's market area is highly competitive with numerous commercial banks, savings and loan associations and credit unions. In addition, financial institutions, based in surrounding communities and in the southern and western metro area of Chicago and the suburban metro area of St. Louis, actively compete for customers within the Company's market area. The Company also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services.

The Company competes for loans principally through the range and quality of the services it provides and through competitive interest rates and loan fees. The Company believes that its long-standing presence in the communities it serves and personal service philosophy enhance its ability to compete favorably in attracting and retaining individual and business customers. The Company actively solicits deposit-related customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates.

Under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), effective March 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act, and future action stemming from the Act, is expected to continue to significantly change the competitive environment in which the Company and the Bank conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

SUPERVISION AND REGULATION

General

Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Illinois Department of Financial and Professional Regulation (the "IDFPR"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service, state taxing authorities, and the Securities and Exchange Commission (the "SEC"). The effect of applicable statutes, regulations and regulatory policies can be significant, and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Bank, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the shareholders, of financial institutions.

The following is a summary of the material elements of the regulatory framework that applies to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply to the Company and the Bank, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on the business of the Company and the Bank.

The Company

General. The Company, as the sole stockholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of operations and such additional information as the Federal Reserve may require. The Company is also subject to regulation by the IDFPR under the Illinois Bank Holding Company Act, as amended.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank; or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking as to be a proper incident thereto." Under current regulations of the Federal Reserve, the Company is permitted to engage in a variety of banking-related businesses, including the operation of a thrift, consumer finance or equipment leasing business, the operation of a computer service bureau (including software development), and the operation of mortgage banking and brokerage businesses. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

In November 1999, the GLB Act was signed into law. Under the GLB Act, bank holding companies that meet certain standards and elect to become "financial holding companies" are permitted to engage in a wider range of activities than those permitted for bank holding companies, including securities and insurance activities. Specifically, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines is (i) financial in nature or incidental thereto, or (ii) complementary to any such financial-in-nature activity, provided that such complementary activity does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A bank holding company may elect to become a financial holding company only if each of its depository institution subsidiaries is well-capitalized, well-managed, and has a Community Reinvestment Act rating of "satisfactory" or better at their most recent examination.

The GLB Act specifies many activities that are financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment or economic advisory services; underwriting, dealing in, or making a market in securities; and those activities currently permitted for bank holding companies that are so closely related to banking or managing or controlling banks, as to be a proper incident thereto.

The GLB Act changed federal laws to facilitate affiliation between banks and entities engaged in securities and insurance activities. The law also established a system of functional regulation under which banking activities, securities activities, and insurance activities conducted by financial holding companies and their subsidiaries and affiliates will be separately regulated by banking, securities, and insurance regulators, respectively. The Company has no current plans to register as a financial holding company.

Federal law also prohibits any person or company from acquiring "control" of a bank or bank holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or bank holding company.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: a risk-based requirement expressed as a percentage of total risk-weighted assets, and a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

most highly rated companies, with a minimum requirement of 4% for all others. For purposes of these capital standards, Tier 1 capital consists primarily of permanent stockholders' equity less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments which do not qualify as Tier 1 capital and a portion of the company's allowance for loan and lease losses.

The risk-based and leverage standards described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or by the risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 capital less all intangible assets), well above the minimum levels.

As of December 31, 2010, the Company had regulatory capital as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
Company	9.35%	5.08%

The risk-based capital ratio and the leverage capital ratio were 1.35% and 1.08% respectively, in excess of the Federal Reserve's minimum requirements. See Note 18 in the Notes in Consolidated Financial Statements for further information.

Dividends. The Company is organized under the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Additionally, the Federal Reserve has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company should not pay cash dividends which exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

As a result of the Company's issuance of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the "Preferred Shares") to the U. S. Department of Treasury (the "Treasury") pursuant to the Troubled Asset Relief Program's ("TARP") Capital Purchase Program ("CPP"), the Company is restricted in the payment of dividends and, without the Treasury's consent, may not declare or pay any dividend on the Company's common stock in excess of $0.14 per share per quarter, as adjusted for any stock dividend or stock split. This restriction no longer applies on the earlier to occur of January 9, 2012 (the third anniversary of the issuance of the Preferred Shares to the Treasury) or the date on which the Company has redeemed all of the Preferred Shares issued or the date on which the Treasury has transferred all of the Preferred Shares to third parties not affiliated with the Treasury. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such Preferred Shares, subject to certain limited exceptions. On August 10, 2009, the Company announced that it would defer scheduled dividend payments on the Preferred Shares.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

The SEC and the NASDAQ have adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to the Company as a registered company under the Exchange Act and as a NASDAQ-traded company. The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Exchange Act.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules requiring the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. Sarbanes-Oxley section 404 requires significant oversight of a public company's internal control over the financial statements.

Recent Developments. The Emergency Economic Stabilization Act of 2008 ("EESA") was enacted on October 3, 2008. Pursuant to its authority under EESA, the Treasury created the TARP CPP under which the Treasury was authorized to invest in non-voting, senior preferred stock of U.S. banks and savings associations or their holding companies. The Company participated in the TARP CPP and on January 9, 2009, completed the sale of $32.7 million in preferred shares to the Treasury. The Company issued the Preferred Shares (32,668 shares), with a $1,000 per share liquidation preference, and a warrant to purchase up to 508,320 shares of the Company's common stock at an exercise price of $9.64 per share (the "Warrant").

The Preferred Shares issued by the Company pay cumulative dividends of 5% a year for the first five years and 9% a year thereafter. Both the Preferred Shares and the Warrant are accounted for as components of regulatory Tier 1 capital. Among other restrictions, the securities purchase agreement between the Company and the Treasury limits the Company's ability to repurchase its stock and subjects the Company to certain executive compensation limitations. The terms of the Preferred Shares, as amended by the American Recovery and Reinvestment Act of 2009 ("ARRA"), provide that the Preferred Shares, may be redeemed by the Company, in whole or in part, upon approval of the Treasury and the Company's primary banking regulators. In addition, if dividends on the Preferred Shares are not paid in full for six dividend periods, the Treasury will have the right to elect two directors to the Company's Board of Directors. The Treasury's right to elect directors ends when full dividends have been paid for four consecutive dividend periods. As detailed in the Dividends section above, the Company has announced that it would defer scheduled dividend payments on the Preferred Shares.

ARRA was enacted on February 17, 2009. Among other things, ARRA sets forth additional limits on executive compensation at all financial institutions receiving federal funds under any program, including the TARP CPP, both retroactively and prospectively. The executive compensation restrictions in ARRA include, among others: limits on compensation incentives, prohibitions on "Golden Parachute Payments" to certain employees, the establishment by publicly registered TARP CPP recipients of a board compensation committee comprised entirely of independent directors for the purpose of reviewing employee compensation plans, and the requirement of a non-binding vote on executive pay packages at each annual shareholder meeting until the government funds are repaid.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

In June 2010, the Federal Reserve issued final guidance to ensure that incentive compensation arrangements at financial institutions take into account risk and are consistent with safe and sound practices. The guidance does not set forth any formulas or pay caps, but sets forth certain principles which companies would be required to follow with respect to certain employees and groups of employees that may expose the institution to material amounts of risk.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law on July 21, 2010. The Dodd-Frank Act constitutes one of the most significant efforts in recent history to comprehensively overhaul the financial services industry and will affect large and small financial institutions alike. While some of the provisions of the Dodd-Frank Act take effect immediately, many of the provisions have delayed effective dates and their implementation will require the issuance of numerous new regulations.

The Dodd-Frank Act deals with a wide range of regulatory issues including, but not limited to: mandating new capital requirements that would require certain bank holding companies to be subject to the same capital requirements as their depository institutions; eliminating (with certain exceptions) trust preferred securities; codifying the Federal Reserve's Source of Strength doctrine; creating a Bureau of Consumer Financial Protection which will have the power to exercise broad regulatory, supervisory and enforcement authority concerning both existing and new consumer financial protection laws; permanently increasing federal deposit insurance protection to $250,000 per depositor; extending the unlimited coverage for qualifying non-interest bearing transactional accounts until December 31, 2012; increasing the ratio of reserves to deposits minimum to 1.35 percent; assessing premiums for deposit insurance coverage on average consolidated total assets less average tangible equity, rather than on a deposit base; authorizing the assessment of examination fees; establishing new standards and restrictions on the origination of mortgages; permitting financial institutions to pay interest on business checking accounts; limiting interchange fees payable on debit card transactions; and implementing requirements on boards, corporate governance and executive compensation for public companies.

The complete impact of the Dodd-Frank Act is unknown since many of the substantive requirements will be contained in the many rules and regulations to be implemented. However, the Dodd-Frank Act will have significant and immediate effects on banks and bank holding companies in many areas.

THE BANK

Centrue Bank

The Bank is an Illinois-chartered bank, the deposit accounts of which are insured by the FDIC. The Bank is also a member of the Federal Reserve System ("member bank"). As an Illinois-chartered, FDIC-insured member bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the IDFPR, as the chartering authority for Illinois banks, the Federal Reserve, as the primary federal regulator of member banks, and the FDIC, as administrator of deposit insurance.

Deposit Insurance. As an FDIC-insured institution, pursuant to a risk-based assessment system, the Bank is required to pay deposit insurance premium assessments to the Deposit Insurance Fund. The Dodd-Frank Act permanently raised the basic limit on deposit insurance coverage from $100,000 to $250,000 per depositor. In addition, in November 2010, pursuant to the Dodd-Frank Act, the FDIC issued a final rule to provide temporary unlimited deposit insurance coverage for non-interest bearing accounts from December 31, 2010 through December 31, 2012, at no additional surcharge.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Under the FDIC's risk-based assessment regulations, there are four risk categories, and each insured institution is assigned to a risk category based on capital levels and supervisory ratings. Well-capitalized institutions with CAMELS composite ratings of 1 or 2 are placed in Risk Category I while other institutions are placed in Risk Categories II, III or IV depending on their capital levels and CAMELS composite ratings. The assessment rates may be changed by the FDIC as necessary to maintain the deposit insurance fund at the reserve ratio designated by the FDIC. The FDIC may set the reserve ratio annually at between 1.15% and 1.50% of insured deposits.

Due to a decrease in the reserve ratio of the deposit insurance fund, in October 2008, the FDIC established a restoration plan to restore the reserve ratio to at least 1.15% within five years (the FDIC has extended this time to eight years). The reserve ratio has now been increased to 1.35% by the Dodd-Frank Act. The FDIC has been directed to offset the effects of increased assessments on depository institutions with less than $10 billion in assets. To achieve these levels, the FDIC is authorized by the Dodd-Frank Act to make special assessments and charge examination fees.

On December 16, 2008, the FDIC adopted and issued a final rule increasing the rates banks pay for deposit insurance uniformly by 7 basis points (annualized) effective January 1, 2009. Under the final rule, risk-based rates for the first quarter 2009 assessment ranged between 12 and 50 basis points (annualized). The 2009 first quarter assessment rates varied depending on an institution's risk category. On February 27, 2009, the FDIC adopted a final rule amending the way that the assessment system differentiates for risk and setting new assessment rates beginning with the second quarter of 2009. As of April 1, 2009, for the highest rated institutions, those in Risk Category I, the initial base assessment rate was between 12 and 16 basis points and for the lowest rated institutions, those in Risk Category IV, the initial base assessment rate was 45 basis points. The final rule modified the means to determine a Risk Category I institution's initial base assessment rate. It also provided for the following adjustments to an institution's assessment rate: (1) a decrease for long-term unsecured debt, including most senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) an increase for secured liabilities above a threshold amount; and (3) for institutions in risk categories other than Risk Category I, an increase for brokered deposits above a threshold amount. After applying these adjustments, for the highest rated institutions, those in Risk Category I, the total base assessment rate is between 7 and 24 basis points and for the lowest rated institutions, those in Risk Category IV, the total base assessment rate is between 40 and 77.5 basis points.

On May 22, 2009, the FDIC also imposed a special assessment of five basis points on each FDIC-insured depository institution's assets, minus its Tier 1 capital, as of June 30, 2009. The special assessment was collected on September 30, 2009, and the Bank paid an additional assessment of $0.6 million.

On November 12, 2009, the FDIC adopted the final rule that required insured institutions to prepay on December 31, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. For purposes of calculating the prepayment amount, the institution's third quarter 2009 assessment base was increased quarterly at a five percent annual rates uniformly by three basis beginning in 2011. Based on the Bank's risk rating, no prepayment of these assessments was required.

As required by the Dodd-Frank Act, on February 7, 2011, the FDIC adopted a final rule that redefines its deposit insurance premium assessment base to be an insured depository institution's average consolidated total assets minus average tangible equity. In addition, the FDIC has revised its deposit insurance rate schedules as a consequence of the changes to the assessment base. The proposed rate schedule and other revisions become effective on April 1, 2011.

On November 21, 2008, the FDIC adopted final regulations implementing the Temporary Liquidity Guarantee Program ("TLGP") pursuant to which depository institutions could elect to participate. Pursuant to the TLGP, the FDIC provides full FDIC deposit insurance coverage for non-interest bearing deposit transaction accounts regardless of dollar amount for an additional fee assessment by the FDIC (the "Transaction Account Guarantee"). These accounts are mainly payment-processing accounts, such as business payroll accounts. The Bank did not

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

opt out of the Transaction Account Guarantee portion of the TGLP. The Transaction Account Guarantee was to expire on December 31, 2009, but was extended until December 31, 2010. The Dodd-Frank Act provides unlimited federal deposit insurance until January 1, 2013 for non-interest bearing demand transaction accounts at all insured depository institutions. There is no additional surcharge related to this coverage.

Also pursuant to the TLGP, the FDIC will guarantee, through the earlier of maturity or December 31, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008 and before October 31, 2009 (the "Debt Guarantee"). The Company and the Bank opted out of the Debt Guarantee portion of TLGP.

In 2006, the FDIC adopted a final rule allocating a one-time assessment credit among insured financial institutions. This credit may be used to offset deposit insurance assessments (not to include FICO assessments) beginning in 2007. The Company began taking advantage of this credit in 2007 and realized benefits from this credit thru the second quarter of 2009.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution (i) has engaged or is engaging in unsafe or unsound practices, (ii) is in an unsafe or unsound condition to continue operations or (iii) has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance, if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of the Bank.

FICO Assessments. FDIC insured institutions are also subject to assessments to cover interest payments due on the outstanding obligations of the Financing Corporation ("FICO"). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance until the final maturity of the outstanding FICO obligations in 2019. FDIC insured institutions will share the cost of the interest on the FICO bonds on a *pro rata* basis. During the year ended December 31, 2010, the FICO assessment rate for DIF members ranged between approximately 0.0104% of deposits and approximately 0.0106% of deposits. During the year ended December 31, 2010 the Bank paid FICO assessments totaling $0.1 million.

For the first quarter of 2011, the rate established by the FDIC for the FICO assessment is 0.0102% of deposits.

Supervisory Assessments. All Illinois banks are required to pay supervisory assessments to the IDFPR to fund the operations of the IDFPR. The amount of the assessment is calculated based on the institution's total assets, including consolidated subsidiaries, as reported to the IDFPR. During the year ended December 31, 2010, the Bank paid supervisory assessments to the IDFPR totaling $0.2 million.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered Federal Reserve System member banks, such as the Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. For purposes of these capital standards, Tier 1 capital and total capital consist of substantially the same components as Tier 1 capital and total capital under the Federal Reserve's capital guidelines for bank holding companies (*see* "--The Company--Capital Requirements").

The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of the Federal Reserve provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

During the year ended December 31, 2010, the Bank was not required by the Federal Reserve to increase its capital to an amount in excess of the minimum regulatory requirement. As of December 31, 2010, the Bank had regulatory capital as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
The Bank	9.69%	5.96%

The risk-based capital ratio and the leverage capital ratio are 1.69% and 1.96% in excess of the Federal Reserve's minimum requirements. See Note 18 in the Notes in Consolidated Financial Statements for further information.

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the institution to submit a capital restoration plan; limiting the institution's asset growth and restricting its activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions between the institution and its affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution. As of December 31, 2010, the Bank was considered adequately capitalized.

Additionally, institutions insured by the FDIC may be liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of commonly controlled FDIC insured depository institutions or any assistance provided by the FDIC to commonly controlled FDIC insured depository institutions in danger of default.

Regulatory Agreements. On December 18, 2009, the Bank entered into a written agreement (the "Agreement") with the Federal Reserve Bank of Chicago (the "Federal Reserve-Chicago") and the IDFPR. The Agreement describes commitments made by the Bank to address and strengthen banking practices relating to credit risk management practices; improving loan underwriting and loan administration; improving asset quality by enhancing the Bank's position on problem loans through repayment, additional collateral or other means; reviewing and revising as necessary the Bank's allowance for loan and lease losses policy; maintaining sufficient capital at the Bank, implementing an earnings plan and comprehensive budget to improve and sustain the Bank's earnings; and improving the Bank's liquidity position and funds management practices. The Bank has implemented enhancements to its processes to address the matters identified by the Federal Reserve-Chicago and the IDFPR and continues its efforts to comply with all the requirements specified in the Agreement. In the meantime, the Agreement results in the Bank's ineligibility for certain actions and expedited approvals without the prior written consent and approval of the Federal Reserve-Chicago and the IDFPR. These prohibited actions include, among other things, the Bank paying dividends to the Company, the Company paying dividends on its common or preferred stock, distributions of interest or principal on subordinated debentures, note payable to Cole Taylor and Trust Preferred securities, the Company increasing its debt level and the Company redeeming or repurchasing any shares of its stock.

Dividends. Under the Illinois Banking Act, Illinois-chartered banks may not pay dividends in excess of their net profits then on hand, after deducting losses and bad debts. The Federal Reserve Act also imposes limitations on the amount of dividends that may be paid by state member banks, such as the Bank. Generally, a member bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior Federal Reserve approval, however, a state member bank may not pay dividends in any calendar year which, in the aggregate, exceed such bank's calendar year-to-date net income plus such bank's retained net income for the two preceding calendar years, less any required transfers to additional paid-in capital or to a fund for the retirement of preferred stock.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. In addition, notwithstanding the availability of funds for dividends, the Federal Reserve may prohibit the payment of any dividends by the Bank if the Federal Reserve determines such payment would constitute an unsafe or unsound practice. As discussed above, the Agreement requires the Bank to obtain the prior written consent of the Federal Reserve-Chicago for the payment of dividends. During 2011, the Bank will not be expected to pay dividends.

Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on extensions of credit to the Company, on investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company, to principal stockholders of the Company, and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or a principal stockholder of the Company may obtain credit from the banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines which establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. Illinois banks, such as the Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals. Additionally, the Bank has authority under Missouri law to establish branches anywhere in the State of Missouri, subject to receipt of all required regulatory approvals.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), both state and national banks were allowed to establish interstate branch networks through acquisitions of other

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) was allowed by the Riegle-Neal Act only if specifically authorized by state law. However, as a result of the Dodd-Frank Act, interstate branching authority has been expanded. A state or national bank may open a *de novo* branch in another state if the law of the state where the branch is to be located would permit a state bank chartered by that state to open the branch.

State Bank Activities. Under federal law and FDIC regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member.

The GLB Act also authorizes insured state banks to engage in financial activities, through subsidiaries, similar to the activities permitted for financial holding companies. If a state bank wants to establish a subsidiary engaged in financial activities, it must meet certain criteria, including that it and all of its affiliated insured depository institutions are well-capitalized and have a Community Reinvestment Act rating of at least "satisfactory" and that it is well-managed. There are capital deduction and financial statement requirements and financial and operational safeguards that apply to subsidiaries engaged in financial activities. Such a subsidiary is considered to be an affiliate of the bank and there are limitations on certain transactions between a bank and a subsidiary engaged in financial activities of the same type that apply to transactions with a bank's holding company and its subsidiaries.

Reserve Requirement. Federal Reserve regulations, as presently in effect, require depository institutions including the Bank to maintain cash reserves against their net transaction accounts (primarily NOW and regular checking accounts). Effective October 9, 2008, the Federal Reserve Banks are now authorized to pay interest on such reserves.

EXECUTIVE OFFICERS

The term of office for the executive officers of the Company is from the date of election until the next annual organizational meeting of the board of directors. In addition to the information provided in the 2011 Proxy Statement, the names and ages of the executive officers of the Company, as well as the offices of the Company and the Subsidiary held by these officers on that date, and principal occupations for the past five years are set forth below.

Thomas A. Daiber, 53, is the President & Chief Executive Officer of Centrue Financial Corporation and the Bank. Mr. Daiber joined Centrue Financial in October of 2002 as its President and Chief Executive Officer.

Kurt R. Stevenson, 44, is the Senior Executive Vice President & Chief Financial Officer of Centrue Financial Corporation and the Bank and has held that role since 2003.

Everett J. Solon, 58, is the Market President for the Bank's Streator, Dwight, Ottawa and Peru locations, a position held since 2003. In 2007, he also acted as the Bank's Head of Mortgage Banking.

Robert L. Davidson, 65, is the Bank's Executive Vice President, Chief Investment Officer and ALCO Manager, a position held since January of 2006. He had previously served as the Bank's Senior Vice President, Chief Investment Officer and ALCO Manager since 2001.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Roger D. Dotson, 63, is the Bank's Executive Vice President, a position held since late 2007. In 2009, he was also named the Head of Operations. In this capacity, he is responsible for oversight in the operations, IT, deposit operations, and loan operations areas. He had previously served as the Bank's Head of Retail Banking. Mr. Dotson joined Centrue Bank as their Regional President in 2005. Prior to joining the Bank, Mr. Dotson served as the President & CEO of Illinois Community Bank located in Effingham, Illinois.

Heather M. Hammitt, 36, is the Bank's Executive Vice President & Head of Human Resources & Corporate Communications. Ms. Hammitt joined the Bank in March of 1998 and has served in various positions of management in the human resources department during that time.

Kenneth A. Jones, 47, is the Bank's Executive Vice President & Chief Credit Officer. Mr. Jones joined the Bank in October 2000 and, prior to his current position, he served in the role of Commercial Collector.

James J. Kerley, Jr., 62, is the Bank's Executive Vice President & Senior Lender. Prior to joining the Bank in May of 2009, Mr. Kerley was an agent with Fiduciary Asset Management, an investment management firm, since 1999 and was also a partner of KD Advisory LLC, a consulting firm providing workout services to banks, since 2007.

Diane F. Leto, 49, is the Bank's Executive Vice President & Chief Risk Officer. She had previously served as the Bank's Executive Vice President & Head of Operations through year-end 2008. She has been with the Bank since June of 2004.

Ricky R. Parks, 45, is the Market President for the Bank's Fairview Heights, Aviston, Belleville, and St. Rose locations. Mr. Parks joined Centrue Bank in January of 2004 as a Senior Vice President and Senior Lender and in October of 2004 was named its Regional Bank President.

Mary Jane Raymond, 54, is the Bank's Executive Vice President & Head of Retail Banking. Ms. Raymond joined Centrue Bank in March of 2005 as a Vice President/Regional Sales Manager. Prior to joining Centrue Bank, Ms. Raymond worked as a Vice President for Regions Bank from May of 1997 to March of 2005.

Available Information

Our Internet address is www.centrue.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

An investment in the Company's common stock is subject to risks inherent to the Company's business. The Company faces a variety of risks that are inherent in its business, including interest rate, credit, liquidity, capital, price/market, transaction/operation, compliance/legal, strategic and reputation. Following is a discussion of these risk factors. While the Company's business, financial condition and results of operations could be harmed by any of the following risks or other factors discussed elsewhere in this report, including Management's Discussion and Analysis and Notes to the Consolidated Financial Statements, the mere existence of risk is not necessarily reason for concern. However, the following risks could cause actual results to materially differ from those discussed in any forward-looking statement.

The Company and the Bank are subject to Regulatory Agreements and Orders that restrict the Company from taking certain actions.

On December 18, 2009, the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Chicago and the Illinois Department of Financial & Professional Regulation ("IDFPR"). The Agreement describes commitments made by the Company and the Bank to address and strengthen banking practices relating to credit risk management practices; improving loan underwriting and loan administration; improving asset quality by enhancing the Bank's position on problem loans through repayment, additional collateral or other means; reviewing and revising as necessary the Bank's allowance for loan and lease losses policy; maintaining sufficient capital at the Company and the Bank, implementing an earnings plan and comprehensive budget to improve and sustain the Bank's earnings; and improving the Bank's liquidity position and funds management practices. The Bank has implemented enhancements to its processes to address the matters identified by the Federal Reserve-Chicago and the IDFPR and continues its efforts to comply with all the requirements specified in the Agreement. In the meantime, the Agreement results in the Bank's ineligibility for certain actions and expedited approvals without the prior written consent and approval of the Federal Reserve-Chicago and the IDFPR. These prohibited actions include, among other things, the Bank paying dividends to the Company, the Company paying dividends on its common or preferred stock, distributions of interest or principal on subordinated debentures or Trust Preferred securities, the Company increasing its debt level and the Company redeeming or repurchasing any shares of its stock.

The Company's earnings and cash flows are largely dependent upon net interest income.

The Company's earnings and cash flows are largely dependent upon its net interest income. Interest rates are highly sensitive to many factors that are beyond the Company's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest the Company receives on loans and securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Company's ability to originate loans and obtain deposits, (ii) the fair value of the Company's financial assets and liabilities, and (iii) the average duration of the Company's mortgage-backed securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on the Company's results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on the Company's financial condition and results of operations. In addition, the Company's interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on the Company's balance sheet. See Part II sections "Net Interest Income" and "Interest Rate Risk" in

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

"Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion related to the Company's management of interest rate risk.

The Company and the Bank may not be able to maintain adequate capital levels.

Maintaining sufficient capital serves as a buffer against potential credit and other losses that the Company may encounter during difficult times. There are five levels of capital defined by regulation: "well-capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The Federal Reserve-Chicago and IFDRR has advised the Bank that it is being treated as "adequately capitalized". Capital risk includes the potential effect on the Company's reputation as well as certain other potential consequences should the capital level fall below adequately capitalized. As a result of the Bank being "adequately capitalized", the Bank is currently experiencing changes in the Bank's borrowing costs and terms from regulatory authorities and other third parties, the Bank's FDIC deposit insurance premiums, and its ability to access brokered CD markets.

We incurred net losses for 2010 and 2009 and cannot make any assurances that we will not incur further losses.

We incurred a net loss of $65.8 million and $38.1 million for the years ended December 31, 2010 and 2009, respectively, due to high levels of provision for loan losses, deferred tax valuation allowance, security impairments, and goodwill impairment. We cannot provide any assurances that we will not incur future losses, especially in light of economic conditions that continue to adversely affect our borrowers.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At December 31, 2010 and 2009, our nonperforming loans (which consist of non-accrual loans, troubled debt restructures and loans past due 90 days or more and still accruing loans) totaled $70.0 million and $80.9 million, or 9.7% and 9.1% of our loan portfolio, respectively. At December 31, 2010 and 2009, our nonperforming assets (which include non-performing loans plus other real estate owned) were $95.6 million and $97.1 million, or 8.7% and 7.4% of total assets, respectively. Our nonperforming assets adversely affect our net income in various ways. While we pay interest expense to fund nonperforming assets, we do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our income and returns on assets and equity, and our loan administration costs increase and our efficiency ratio is adversely affected. When we take collateral in foreclosures and similar proceedings, we are required to mark the collateral to its then-fair market value, which, when compared to the value of the loan, may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. The resolution of nonperforming assets requires significant time commitments from management, which can be detrimental to the performance of their other responsibilities. There is no assurance that we will not experience further increases in non-performing loans in the future, or that our nonperforming assets will not result in further losses in the future.

Our allowance for loan losses may be insufficient.

Managing the Company's allowance for loan losses is based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit, and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the respective loan portfolios. Although the Company believes that the allowance for loan losses is adequate, there can be no assurance that such allowance will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions change or adverse developments arise with respect to nonperforming or performing loans or if regulatory supervision changes. Material additions to the allowance for loan losses would result in a material decrease in the Company's net income, and possibly its capital, among other adverse consequences.

We are subject to lending risk.

As of December 31, 2010 approximately 75.61% of the Company's loan portfolio consisted of commercial, agricultural production and agricultural real estate, construction, land and development, and commercial real estate loans (collectively, "commercial loans"). Commercial loans are generally viewed as having more inherent risk of default than residential mortgage loans or retail loans. In addition, the commercial loan balance per borrower is typically larger than that for residential mortgage loans and retail loans, inferring higher potential losses on an individual loan basis. Because the Company's loan portfolio contains a number of commercial loans with large balances, the deterioration of one or a few of these loans could cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses, and an increase in loan charge offs, all of which could have a material adverse effect on the Company's financial condition and results of operations. See Part II "Loans" in "Management's Discussion and Analysis of Financial Condition and Results of Operations," for further discussion of credit risks related to different loan types.

We are subject to economic conditions of our geographic market.

The Company's success depends to a large degree on the general economic conditions of the geographic markets served by the Bank in the States of Illinois and Missouri and, to a lesser extent, contiguous states. The local economic conditions on these areas have a significant impact on the generation of the Bank's commercial, real estate commercial, and real estate construction loans; the ability of borrowers to repay these loans; and the value of the collateral securing these loans. Adverse changes in the economic conditions of the counties in which we operate could also negatively impact the financial results of the Company's operations and have a negative effect on its profitability. For example, these factors could lead to reduced interest income and an increase in the provision for loan losses.

A portion of the loans in the Company's portfolio is secured by real estate. Most of these loans are secured by properties located in the north central, east central, south central and St. Louis's suburban east counties of Illinois, as well as, the St. Louis metro area of Missouri. Negative conditions in the real estate markets where collateral for a mortgage loan is located could adversely affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various factors, including changes in general or regional economic conditions, supply and demand for properties and governmental rules or policies.

We are subject to current levels of market volatility.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Future growth or operating results may require the Company to raise additional capital but that capital may not be available or it may be dilutive.

To the extent the Company's future operating results erode capital or the Company elects to expand through loan growth or acquisition it may be required to raise capital. The Company's ability to raise capital will depend on conditions in the capital markets, which are outside of its control, and on the Company's financial performance. Accordingly, the Company cannot be assured of its ability to raise capital when needed or on favorable terms. If the Company cannot raise additional capital when needed, it will be subject to increased regulatory supervision and the imposition of restrictions on its growth and business. These could negatively impact the Company's ability to operate or further expand its operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on its financial condition and results of operations.

Real estate market volatility and future changes in disposition strategies could result in net proceeds that differ significantly from other real estate owned ("OREO") fair value appraisals.

The Company's OREO portfolio consists of properties that it obtained through foreclosure in satisfaction of loans. OREO properties are recorded at the lower of the recorded investment in the loans for which the properties served as collateral or estimated fair value, less estimated selling costs. Generally, in determining fair value an orderly disposition of the property is assumed, except where a different disposition strategy is expected. Significant judgment is required in estimating the fair value of OREO property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during 2008 through 2010.

In response to market conditions and other economic factors, the Company may utilize alternative sale strategies other than orderly dispositions as part of its OREO disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from estimates used to determine the fair value of the Company's OREO properties.

We are subject to the risk of additional impairment charges relating to our securities portfolio.

Our investment securities portfolio is our second largest earning asset. The value of our investment portfolio has been adversely affected by the unfavorable conditions of the capital markets in general as well as declines in values of the securities we hold. We have taken an aggregate of $19.7 million in charges against earnings since the fourth quarter of 2008 for impairments to the value of pooled collateralized debt obligations and certain collateralized mortgage obligations that we have concluded were "other than temporary." The value of this segment is particularly sensitive to adverse developments affecting the banking industry and the financial condition or performance of the issuing banks – factors that we have no control over and as to which we may receive no advance warning, as was the case in the second quarter for one of these securities. Although we believe we have appropriately valued our securities portfolio, we cannot assure you that there will not be additional material impairment charges which could have a material adverse effect on our financial condition and results of operations.

The Company is a bank holding company and its sources of funds are limited.

The Company is a bank holding company, and its operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to stockholders of the Company is derived primarily from dividends received from the Bank. The Company's ability to receive dividends or loans from its subsidiaries is restricted. Dividend payments by the Bank to the Company in the future will require generation of future earnings by the Bank and would require regulatory approval. Further, the Company's right to participate in the assets of the Bank upon its liquidation, reorganization, or otherwise will be subject to the claims of the Bank's creditors, including depositors, which will take priority except to the extent the Company may be a creditor with a recognized claim. As of December 31, 2010, the Company's subsidiary had deposits and other liabilities of $1.028 billion.

The Company could experience an unexpected inability to obtain needed liquidity.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The Company seeks to ensure its funding needs are met by maintaining a level of liquidity through asset and liability management. If the Company becomes unable to obtain funds when needed, it could have a material adverse effect on the Company's business and, in turn, the Company's financial condition and results of operations.

Our information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan, and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption, or security breach of its information systems, we cannot assure you that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions, or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

The Bank's deposit insurance premiums have increased which could have a material adverse effect on future earnings.

Due to the impact on the FDIC insurance fund resulting from the recent increase in bank failures, the FDIC raised its insurance premiums and levied special assessments on all financial institutions. In addition, the FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the deposit insurance fund. The FDIC places all financial institutions into one of four risk categories using a two-step process based first on the respective institution's capital ratios and then on the CAMELS composite supervisory rating assigned to the institution by its primary federal regulator in connection with its periodic regulatory examinations. As of December 31, 2010, the Bank is "adequately capitalized" under regulatory guidelines. Due to the "adequately capitalized" status of the Bank and other factors indicating higher risk, the FDIC will charge the Bank a higher premium for deposit insurance. The combination of the general increase in FDIC insurance rates and higher FDIC insurance rates resulting from the classification of the Bank in a higher risk category will have an adverse impact on the Company's results of operations.

The Company may fail to meet continued listing requirements with NASDAQ.

The Company's common stock is listed on the NASDAQ Global Select Market. As a NASDAQ Global Select Market listed company, Centrue is required to comply with the continued listing requirements of the NASDAQ Market Place Rules.

On December 28, 2010, the Company received a notice from the NASDAQ Stock Market that it was not in compliance with NASDAQ's Marketplace Rule, which requires it to maintain a minimum Market Value of Publicly Held Shares ("MVPHS") of $5,000,000.

In accordance with this Marketplace Rule, the Company is provided a grace period of 180 calendar days, or until June 27, 2011, in which to regain compliance with the MVPHS rule. If at anytime during the grace period the Company's MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Company will have complied with the rule and the matter will be closed. If compliance with the rule cannot be demonstrated by June 27, 2011, NASDAQ will provide the Company written notification that the Company's common stock will be delisted, at which time the Company may appeal the determination.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

On February 22, 2011, the Company received a notice from the NASDAQ Stock Market that it was not in compliance with NASDAQ's Marketplace Rule, which requires it to maintain a minimum bid price of $1.00 per share.

In accordance with this Marketplace Rule, the Company is provided a grace period of 180 calendar days, or until August 22, 2011, in which to regain compliance with the Minimum Bid Price Rule. If at anytime during the grace period the Company's minimum bid price of the Company's common stock closes at $1.00 or more for a minimum of ten consecutive business days, the Company will have complied with the rule and the matter will be closed. If compliance with the rule cannot be demonstrated by August 22, 2011, NASDAQ will provide the Company written notification that the Company's common stock will be subject to delisting. The Company may, however, be eligible for an additional grace period if it satisfies the initial listing standards (with the exception of the Minimum Bid Price Rule) for listing on the NASDAQ Capital Market, and it submits a timely application to NASDAQ to transfer the listing of its common stock to the NASDAQ Capital Market and provides written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary.

During the grace periods described above, the Company will consider its alternatives, including whether to apply to transfer its common stock listing to an alternative exchange or inter-dealer quotation system such as the OTC Bulletin Board.

Loss of or damage to the Company's reputation may affect ongoing profitability.

Reputation risk arises from the possibility that negative publicity regarding the Company's business practices, whether true or not, will cause a decline in its customer base or result in costly litigation. In a service industry, such as the financial services industry, where product choices between companies are not always clearly distinguishable and which in many cases are interchangeable, a company's reputation for honesty, fair-dealing and good corporate governance may be one of its most important assets. Loss of or damage to that reputation can have severe consequences.

We are subject to current financial market risk.

In 2010 and continuing in 2011, governments, regulators and central banks in the United States and worldwide have taken numerous steps to increase liquidity and to restore investor confidence, but asset values have continued to decline and access to liquidity continues to be very limited.

The EESA authorizes the U. S. Treasury to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions and their holding companies, under TARP. The purpose of TARP is to restore confidence and stability to the United States banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the Capital Purchase Program, which the Company participated in, the U. S. Treasury is purchasing equity securities from participating institutions. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until December 31, 2013 and is not covered by deposit insurance premiums paid by the banking industry. The ARRA, which was signed into law on February 17, 2009, includes a wide array of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our Common Stock.

The EESA and the ARRA followed, and have been followed by, numerous actions by the Federal Reserve Board, the United States Congress, the U. S. Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime mortgage meltdown that began in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the United States banking system. The EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

We operate in a highly regulated industry.

The banking industry is heavily regulated. The banking business of the Company and the Bank are subject, in certain respects, to regulation by the Federal Reserve, the FDIC, the IDFPR and the SEC. The Company's success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders or other security holders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting the Company may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect the Company's business.

We operate in an industry that is interrelated such that defaults by other larger institutions could adversely affect financial markets generally.

The commercial soundness of many financial institutions may be closely interrelated as a result of relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect our business.

We operate in an industry that is significantly affected by general business and economic conditions.

The Company's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U. S. economy and the local economies in which the Company operates, all of which are beyond the Company's control. Deterioration in economic conditions could result in an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values, and a decrease in demand for the Company's products and services among other things, any of which could have a material adverse impact on the Company's financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

At December 31, 2010, the Company operated twenty-eight offices (twenty-five full-service bank branches and two back-room sales support nonbanking facilities in Illinois and one full-service bank branch in Missouri). The principal offices of the Company are located in St. Louis, Missouri. All of the Company's offices are owned by the Bank and are not subject to any mortgage or material encumbrance, with the exception of four offices that are leased: one is located in LaSalle County in Illinois, one in Will County in Illinois, one in St. Clair County in Illinois and one in St. Louis County in Missouri. The Company believes that its current facilities are adequate for its existing business.

AFFILIATE	MARKETS SERVED	PROPERTY/TYPE LOCATION
The Company		Administrative Office: St. Louis, MO
Centrue Bank	Bureau, Champaign, Clinton, DeKalb, Grundy, Kankakee, Kendall, LaSalle, Livingston, St. Clair and Will Counties in Illinois	Main Office: Streator, IL Twenty-five full-service banking offices and two non-banking offices located in markets served.
	St. Louis County in Missouri	One full-service banking office

In addition to the banking locations listed above, the Bank owns twenty-seven automated teller machines, all of which are housed within banking offices.

At December 31, 2010 the properties and equipment of the Company had an aggregate net book value of approximately $25.7 million.

Item 3. Legal Proceedings

Neither the Company nor its subsidiary are involved in any pending legal proceedings other than routine legal proceedings occurring in the normal course of business, which, in the opinion of management, in the aggregate, are not material to the Company's consolidated financial condition.

Item 4. Reserved

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock was held by approximately 868 stockholders of record as of March 1, 2011, and is traded on The NASDAQ Stock Market under the symbol "TRUE." The table below indicates the high and low sales prices of the Common Stock as reported by NASDAQ for transactions of which the Company is aware, and the dividends declared per share for the Common Stock during the periods indicated. Because the Company is not aware of the price at which certain private transactions in the Common Stock have occurred, the prices shown may not necessarily represent the complete range of prices at which transactions in the Common Stock have occurred during such periods.

	Stock Sales		Cash
	High	Low	Dividends
2010			
First Quarter	$ 4.18	$ 2.50	$ 0.00
Second Quarter	3.49	1.89	0.00
Third Quarter	2.16	1.21	0.00
Fourth Quarter	1.59	0.80	0.00
2009			
First Quarter	$ 6.95	$ 2.76	$ 0.07
Second Quarter	6.89	4.07	0.01
Third Quarter	5.74	2.92	0.00
Fourth Quarter	3.79	1.00	0.00

The holders of the Common Stock are entitled to receive dividends as declared by the board of directors of the Company, which considers payment of dividends quarterly. The Bank's ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions. As discussed on page 9, our Agreement with our regulators prohibits the Bank paying dividends to the Company and the Company paying dividends on its common or preferred stock.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The following graph shows a comparison of cumulative total returns for Centrue Financial Corporation, the NASDAQ Stock Market (US Companies) and an index of SNL Midwest Bank Stocks for the five-year period beginning January 1, 2006 and ending on December 31, 2010. The graph was prepared at our request by SNL Financial LC, Charlottesville, Virginia.

COMPARISON OF CUMULATIVE TOTAL RETURN
(ASSUMES $100 INVESTED ON JANUARY 1, 2006)


Total Return Performance
140
120
100
80
60
40
20
0
Index Value
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Centrue Financial Corporation
NASDAQ Composite
SNL Midwest Bank

	Period Ending					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
Centrue Financial Corporation	100.00	93.58	110.98	31.63	13.56	5.11
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
SNL Midwest Bank	100.00	115.59	90.09	59.27	50.23	62.38

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Item 6. Selected Financial Data

The following table presents selected consolidated financial data for the five years ended December 31, 2010:

	2010	2009	2008	2007	2006
Statement of Income Data					
Interest income	$ 48,844	$ 63,245	$ 73,518	$ 83,576	$ 43,858
Interest expense	18,316	24,562	33,944	44,735	21,351
Net interest income	30,528	38,683	39,574	38,841	22,507
Provision for loan losses	34,600	52,049	8,082	675	(1,275)
Net interest income (loss) after provision for loan losses	(4,072)	(13,366)	31,492	38,166	23,782
Noninterest income	10,818	711	13,409	15,665	6,688
Noninterest expense	55,889	46,658	35,745	37,333	22,723
Income (loss) before income taxes	(49,143)	(59,313)	9,156	16,498	7,747
Income taxes (benefit)	16,660	(21,234)	2,766	5,175	2,145
Income (loss) from continuing operations (after taxes)	(65,803)	(38,079)	6,390	11,323	5,602
Loss on discontinued operations	-	-	-	-	(415)
Net income (loss)	$ (65,803)	$ (38,079)	$ 6,390	$ 11,323	$ 5,187
Preferred stock dividends	1,924	1,810	207	207	207
Net income (loss) for common stockholders	$ (67,727)	$ (39,889)	$ 6,183	$ 11,116	$ 4,980
Per Share Data					
Basic earnings (loss) per common shares from continuing operations	$ (11.20)	$ (6.61)	$ 1.02	$ 1.75	$ 1.31
Basic earnings (loss) per common share	(11.20)	(6.61)	1.02	1.75	1.21
Diluted earnings (loss) per common share from continuing operations	(11.20)	(6.61)	1.02	1.74	1.30
Diluted earnings (loss) per common share	(11.20)	(6.61)	1.02	1.74	1.20
Dividends per common stock	-	0.08	0.55	0.51	0.48
Dividend payout ratio for common stock	NM	NM	53.71%	29.17%	27.05%
Book value per common stock	$ 1.61	$ 13.15	$ 19.14	$ 19.50	$ 18.23
Basic weighted average common shares outstanding	6,045,225	6,035,598	6,033,896	6,341,693	4,119,235
Diluted weighted average common shares outstanding	6,045,225	6,035,598	6,042,296	6,380,659	4,163,836
Period-end common shares outstanding	6,048,405	6,043,176	6,028,491	6,071,546	6,455,068
Balance Sheet Data					
Securities	$ 229,945	$ 275,483	$ 252,562	$ 249,331	$ 298,692
Loans	721,871	885,095	1,004,390	957,285	836,944
Allowance for loan losses	31,511	40,909	15,018	10,755	10,835
Total assets	1,105,162	1,312,684	1,401,881	1,364,999	1,283,025
Total deposits	931,105	1,054,689	1,049,220	1,033,022	1,026,610
Stockholders' equity	42,921	112,614	115,908	118,876	118,191
Earnings Performance Data					
Return on average total assets	(5.32)%	(2.82)%	0.47%	0.85%	0.69%
Return on average stockholders' equity	(66.10)	(27.80)	5.43	9.53	6.69
Net interest margin ratio	2.85	3.26	3.32	3.35	3.41
Efficiency ratio (1)	81.05	71.21	64.32	66.67	76.81
Asset Quality Ratios					
Nonperforming assets to total end of period assets	8.65%	7.40%	1.64%	0.51%	1.08%
Nonperforming loans to total end of period loans	9.70	9.14	1.03	0.43	1.40
Net loan charge-offs to total average loans	5.47	2.74	0.38	0.08	0.22
Allowance for loan losses to total loans	4.37	4.62	1.50	1.12	1.29
Allowance for loan losses to nonperforming loans	45.02	50.59	145.55	262.96	92.14
Capital Ratios					
Average equity to average assets	8.05%	10.14%	8.69%	8.90%	10.35%
Total capital to risk adjusted assets	9.35	11.34	12.18	10.23	11.94
Tier 1 leverage ratio	5.08	7.10	8.10	7.69	7.90

(1) Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate owned divided by the sum of net interest income before provisions for loan losses and total noninterest income excluding securities gains and losses and gains on sale of assets.

NM Not meaningful.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to address the significant factors affecting our Consolidated Statements of Income for the years 2008 through 2010 and Consolidated Statements of Financial Condition as of December 31, 2010 and 2009. When we use the terms "Centrue," the "Company," "we," "us," and "our," we mean Centrue Financial Corporation, a Delaware Corporation, and its consolidated subsidiary. When we use the term the "Bank," we are referring to our wholly owned banking subsidiary, Centrue Bank.

Management's discussion and analysis ("MD&A") should be read in conjunction with "Selected Consolidated Financial Data," the consolidated financial statements of the Company, and the accompanying notes thereto. Unless otherwise stated, all earnings per share data included in this section and throughout the remainder of this discussion are presented on a fully diluted basis. All financial information in the following tables are displayed in thousands (000s), except per share data.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934 as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," "planned" or "potential" or similar expressions.

The Company's ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and the subsidiaries include, but are not limited to, changes in: interest rates; general economic conditions; legislative/regulatory changes; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market areas; the Company's implementation of new technologies; the Company's ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Critical Accounting Policies and Estimates

Critical accounting estimates are those that are critical to the portrayal and understanding of Centrue's financial condition and results of operations and require management to make assumptions that are difficult, subjective or complex. These estimates involve judgments, estimates and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending on the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Centrue's significant accounting policies are described in Note 1 in the Notes to the Consolidated Financial Statements. The majority of these accounting policies do not require management to make difficult, subjective or complex judgments or estimates or the variability of the estimates is not material. However, the following policies could be deemed critical:

Securities: Securities are classified as available-for-sale when Centrue may decide to sell those securities due to changes in market interest rates, liquidity needs, changes in yields on alternative investments, and for other reasons. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income. All of Centrue's securities are classified as available-for-sale. For all securities, we obtain fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Due to the limited nature of the market for certain securities, the fair value and potential sale proceeds could be materially different in the event of a sale.

Realized securities gains or losses are reported in securities gains (losses), net in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Declines in the fair value of available for sale securities below their amortized cost are evaluated to determine whether the loss is temporary or other-than-temporary. If the Company (a) has the intent to sell a debt security or (b) is more likely than not will be required to sell the debt security before its anticipated recovery, then the Company recognizes the entire unrealized loss in earnings as an other-than-temporary loss. If neither of these conditions are met, the Company evaluates whether a credit loss exists. The impairment is separated into (a) the amount of the total impairment related to the credit loss and (b) the amount of total impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings and the amount related to all other factors is recognized in other comprehensive income.

The Company also evaluates whether the decline in fair value of an equity security is temporary or other-than-temporary. In determining whether an unrealized loss on an equity security is temporary or other-than-temporary, management considers various factors including the magnitude and duration of the impairment, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to hold the equity security to forecasted recovery.

Allowance for Loan Losses: The allowance for loan losses is a reserve established through a provision for probable loan losses charged to expense, which represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses is based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board guidance and rules stating that the analysis of the allowance for loan losses consists of three components:

- **Specific Component.** The specific credit allocation component is based on an analysis of individual loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification for which the recorded investment in the loan exceeds its fair value. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values;

- **Historical Loss Component.** The historical loss component is mathematically based using a modified loss migration analysis that examines historical loan loss experience for each loan category. The loss migration is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume. The methodology utilized by management to calculate the historical loss portion of the allowance adequacy analysis is based on historical losses. During 2009, this historical loss period migrated from a rolling twenty quarters average (5 years) to a weighted twelve-quarter average (3 years). This migration reflects the increasing economic risk and higher losses being experienced in the portfolio; and

- **Qualitative Component.** The qualitative component requires qualitative judgment and estimates reserves based on general economic conditions as well as specific economic factors believed to be relevant to the markets in which the Company operates. The process for determining the allowance (which management believes adequately considers all of the potential factors which might possibly result in credit losses) includes subjective elements and, therefore, may be susceptible to significant change.

To the extent actual outcomes differs from management estimates, additional provision for credit losses could be required that could adversely affect the Company's earnings or financial position in future periods.

Other Real Estate Owned: Other real estate owned includes properties acquired in partial or total satisfaction of certain loans. Properties are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the fair value, which represents the estimated sales price of the properties on the date acquired less estimated selling costs. Any write-downs in the carrying value of a property at the time of acquisition are charged against the allowance for loan losses. Management periodically reviews the carrying value of other real estate owned. Any write-downs of the properties subsequent to acquisition, as well as gains or losses on disposition and income or expense from the operations of other real estate owned, are recognized in operating results in the period they are realized.

Goodwill: Goodwill is tested annually for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit, which for the Company is the Bank. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.

Based upon impairment testing in the second quarter of 2009, Centrue Bank indicated potential impairment and was subjected to the second step of goodwill impairment testing. Centrue Bank experienced operating losses driven by the deterioration in the real estate markets and other-than-temporary impairment losses on pooled trust preferred collateralized debt obligations. The operating losses and the effects of the current economic environment on the valuation of financial institutions and the capital markets had a significant, negative effect on the fair value of Centrue Bank. As a result of applying the second step of the impairment test, Centrue Bank recorded goodwill impairment of $8.5 million in 2009.

Based upon impairment testing in the fourth quarter of 2009, Centrue Bank indicated potential impairment and was subjected to the second step of goodwill impairment testing. The results of the second step test indicated no additional impairment as the fair value of the balances supported the level of goodwill carried.

Based upon impairment testing in the fourth quarter of 2010, Centrue Bank indicated potential impairment and was subjected to the second step of goodwill impairment testing. As a result of applying the second step of the impairment test, all remaining goodwill associated with our banking operations was determined to be fully impaired, totaling $15.9 million.

Deferred Income Taxes: In accordance with current income tax accounting guidance, the Company assessed whether a valuation allowance should be established against their deferred tax assets (DTAs) based on consideration of all available evidence using a "more likely than not" standard. The most significant portions of the deductible temporary differences relate to (1) the allowance for loan losses and (2) fair value adjustments or impairment write-downs related to securities.

In assessing the need for a valuation allowance, both the positive and negative evidence about the realization of DTAs were evaluated. The ultimate realization of DTAs is based on the Company's ability to carryback net

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

operating losses to prior tax periods, tax planning strategies that are prudent and feasible, the reversal of deductible temporary differences that can be offset by taxable temporary differences and future taxable income.

After evaluating all of the factors previously summarized and considering the weight of the positive evidence compared to the negative evidence, the Company has determined a full valuation adjustment was necessary as of December 31, 2010. A three year cumulative loss position and continued near-term losses represent negative evidence that cannot be overcome with future taxable income. A total of $31.1 million in valuation adjustments were recorded during the year. Of this amount, $30.3 million of the valuation was recorded in income tax expense and $0.8 million was recorded in other comprehensive income.

General

Centrue Financial Corporation is a bank holding company organized under the laws of the State of Delaware. The Company provides a full range of products and services to individual and corporate customers extending from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois down to the metropolitan St. Louis area. These products and services include demand, time, and savings deposits; lending; mortgage banking, brokerage, asset management, and trust services. Brokerage, asset management, and trust services are provided to our customers on a referral basis to third party providers. The Company is subject to competition from other financial institutions, including banks, thrifts and credit unions, as well as nonfinancial institutions providing financial services. Additionally, the Company and its subsidiary, Centrue Bank, are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Merger, Acquisition and Divestiture Activity

On January 23, 2009, the Company completed the sale of its trust product line. There was no gain or loss recorded on this transaction, other than a $0.2 million impairment of related goodwill.

On June 30, 2010, the Company completed the sale of its Effingham branch to Washington Savings Bank headquartered in Effingham, Illinois. Washington Savings Bank assumed approximately $19.5 million in deposits and acquired $5.9 million in loans. The net gain on the sale was $1.2 million.

Results of Operations

Net Income

2010 compared to 2009. Net loss equaled $65.8 million or ($11.20) per diluted share for the year ended December 31, 2010 as compared to a net loss of $38.1 million or ($6.61) per diluted share for the year ended December 31, 2009.

The Company's annual results for 2010 were adversely impacted by a $34.6 million provision for loan losses, a $30.3 million deferred tax valuation allowance taken in the third and fourth quarter, $5.0 million non-cash impairment charges primarily related to trust-preferred collateralized debt obligations ("CDO") and $15.9 million of goodwill impairment. These factors were largely reflective of continued deterioration of general economic conditions, primarily driven by the deterioration of the real estate markets and continued volatility in the CDO markets experienced during 2010.

2009 compared to 2008. Net loss equaled $38.1 million or ($6.61) per diluted share for the year ended December 31, 2009 as compared to net income of $6.4 million or $1.02 per diluted share for the year ended December 31, 2008.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The Company's annual results for 2009 were adversely impacted by a $52.0 million provision for loan losses, an $8.5 million goodwill impairment charge taken in the second quarter and $12.6 million non-cash impairment charges primarily related to CDOs.

Net Interest Income/ Margin

Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred for the funding sources used to finance these assets. Changes in net interest income generally occur due to fluctuations in the volume of earning assets and paying liabilities and rates earned and paid, respectively, on those assets and liabilities. The net yield on total interest-earning assets, also referred to as net interest margin, represents net interest income divided by average interest-earning assets. Net interest margin measures how efficiently the Company uses its earning assets and underlying capital. The Company's long-term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity and capital risks. For purposes of this discussion, both net interest income and margin have been adjusted to a fully tax equivalent basis for certain tax-exempt securities and loans.

2010 compared to 2009. Net interest income, on a tax equivalent basis, decreased $8.3 million from $39.5 million earned during the full year 2009 to $31.2 million for the full year 2010. This was the result of a decrease in interest income more than offsetting a decrease in interest expense.

Tax-equivalent interest income declined $14.6 million as compared to 2009. A $118.9 million decrease in interest-earning assets reduced interest income by $5.9 million. The decrease in interest-earning assets was largely due to a reduction in loan growth related to strategic initiatives to reduce balance sheet risk and there being fewer qualified borrowers in the market. A 76 basis point decline in the average yield on interest-earning assets reduced interest income by $8.6 million as new loans were placed on nonaccrual status, the security portfolio had more coupon rates reset to historical lows and higher yielding securities were sold and replaced with lower yielding instruments.

Interest expense declined $6.2 million as compared to 2009. A $79.7 million decrease in interest-bearing liabilities reduced interest expense by $1.7 million. The decrease in interest-bearing liabilities was largely due to strategic initiatives to reduce balance sheet risks by limiting loan growth and using the proceeds from loan payoffs to decrease high cost time deposits and FHLB advances. A 45 basis point decline in total funding costs reduced interest expense by $4.5 million as the pricing on deposits, especially time deposits, lagged the sharp decline in rates experienced in 2008.

The net interest margin decreased 41 basis points to 2.85% for the year ended December 31, 2010 from 3.26% during the same period in 2009. The Company's margin has been under pressure primarily due to the cost of retaining surplus liquidity, average loan volume decline, higher premium amortization due to increased prepayments and lower coupon income with adjustable resets in the security portfolio and the impact of nonaccrual loan interest reversals. Additionally, the loan portfolio purchase accounting adjustments that were accreted into interest income related to the Company's 2006 merger expired in the first quarter of 2010. Positively impacting the margin was increased utilization of interest rate floors on a majority of variable rate loans and a reduction in the Company's cost of interest-bearing liabilities due to maturity of higher rate time deposits and the decline in market interest rates. Due largely to the protracted economic downturn, the carrying cost of nonaccrual loans and the Company's interest rate sensitivity, the margin will likely remain under pressure throughout 2011.

2009 compared to 2008. Net interest income, on a tax equivalent basis, decreased $1.1 million from $40.6 million earned during the full year 2008 to $39.5 million for the full year 2009. This was the result of a decrease in interest income more than offsetting a decrease in interest expense.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Tax-equivalent interest income declined $10.5 million as compared to 2008. An $11.1 million decrease in interest-earning assets reduced interest income by $0.7 million. The decrease in interest-earning assets was largely due to a reduction in loan growth related to strategic initiatives to reduce balance sheet risk and there being fewer qualified borrowers in the market. An 81 basis point decline in the average yield on interest-earning assets reduced interest income by $9.8 million as new loans were placed on nonaccrual status and the variable rate portion of our loan and security portfolios adjusted to rate decreases that occurred in 2008.

Interest expense declined $9.4 million as compared to 2008. A $21.8 million decrease in interest-bearing liabilities reduced interest expense by $0.7 million. The decrease in interest-bearing liabilities was largely due to strategic initiatives to reduce balance sheet risks by limiting loan growth and using growth from in-market deposits and the proceeds from loan payoffs to decrease brokered CD and FHLB advances borrowing levels. An 80 basis point decline in total funding costs reduced interest expense by $8.7 million as the pricing on deposits lagged the sharp decline in rates experienced in 2008.

The net interest margin decreased 6 basis points to 3.26% for the year ended December 31, 2009 from 3.32% during the same period in 2008. The Company's margin has been under pressure primarily due to the cost of increasing liquidity, average loan volume declines, the cost of carrying higher nonaccrual loans and the impact of nonaccrual loan interest reversals. Our net interest margin was positively impacted by a decrease in the cost of funds.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

AVERAGE BALANCE SHEET AND ANALYSIS OF NET INTEREST INCOME

	For the Years Ended December 31,								
	2010			2009			2008		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
ASSETS									
Interest-earning assets									
Interest-earning deposits	$ 4,108	$ 74	1.80%	$ 2,755	$ 48	1.76%	$ 2,891	$ 13	0.45%
Securities									
Taxable	251,127	5,916	2.36	217,097	8,638	3.98	184,887	8,953	4.84
Non-taxable	30,253	1,594	5.27	35,540	1,946	5.48	38,843	2,208	5.68
Total securities (tax equivalent)	281,380	7,510	2.67	252,637	10,584	4.19	223,730	11,161	4.99
Federal funds sold	2,045	38	1.88	620	32	5.18	3,187	93	2.92
Loans									
Commercial	135,848	7,904	5.82	151,821	8,869	5.84	191,578	11,965	6.25
Real estate	664,663	33,606	5.06	797,431	43,992	5.52	791,033	50,630	6.40
Installment and other	3,741	342	9.15	5,431	499	9.18	9,413	636	6.76
Gross loans (tax equivalent)	804,252	41,852	5.20	954,683	53,360	5.59	992,024	63,231	6.37
Total interest-earnings assets	1,091,785	49,474	4.53	1,210,695	64,024	5.29	1,221,832	74,498	6.10
Noninterest-earning assets									
Cash and cash equivalents	51,631			44,315			28,415		
Premises and equipment, net	27,874			31,225			33,992		
Other assets	65,576			64,410			69,919		
Total non-interest-earning assets	145,081			139,950			132,326		
Total assets	$ 1,236,866			$ 1,350,645			$1,354,158		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities									
NOW accounts	98,535	308	0.31%	103,928	611	0.59%	105,800	1,211	1.14%
Money market accounts	131,173	1,215	0.93	145,870	2,125	1.46	155,001	4,083	2.63
Savings deposits	93,207	179	0.19	89,315	240	0.27	87,615	319	0.36
Time $100,000 and over	214,215	4,930	2.30	237,912	6,195	2.60	216,112	7,945	3.68
Other time deposits	350,216	7,937	2.27	363,356	11,383	3.13	343,456	13,997	4.08
Federal funds purchased and repurchase agreements	13,512	45	0.34	28,670	148	0.52	42,148	760	1.80
Advances from FHLB	77,031	2,265	2.94	87,547	2,296	2.62	119,800	3,279	2.74
Notes payable and subordinated debentures	31,609	1,437	4.49	32,628	1,564	4.74	41,077	2,350	5.72
Total interest-bearing liabilities	1,009,498	18,316	1.81	1,089,226	24,562	2.26	1,111,009	33,944	3.06
Noninterest-bearing liabilities									
Noninterest-bearing deposits	115,111			113,533			114,994		
Other liabilities	12,705			10,926			10,545		
Total noninterest-bearing liabilities	127,816			124,459			125,539		
Stockholders' equity	99,552			136,960			117,610		
Total liabilities and stockholders' equity	$ 1,236,866			$ 1,350,645			$ 1,354,158		
Net interest income (tax equivalent)		$ 31,158			$ 39,462			$ 40,554	
Net interest income (tax equivalent) to total earning assets			2.85%			3.26%			3.32%
Interest-bearing liabilities to earning assets	92.46%			89.97%			90.93%		

(1) Average balance and average rate on securities classified as available-for-sale are based on historical amortized cost balances.
(2) Interest income and average rate on non-taxable securities are reflected on a tax equivalent basis based upon a statutory federal income tax rate of 34.00%.
(3) Nonaccrual loans are included in the average balances.
(4) Overdraft loans are excluded in the average balances.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The Company's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds referred to as "rate change." The following table reflects the changes in net interest income stemming from changes in interest rates and from asset and liability volume, including mix. Any variance attributable jointly to volume and rate changes is allocated to the volume and rate variances in proportion to the relationship of the absolute dollar amount of the change in each.

**RATE/VOLUME ANALYSIS OF
NET INTEREST INCOME**

	For the Years Ended December 31,					
	2010 Compared to 2009			2009 Compared to 2008		
	Change Due to			Change Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest-income:						
Interest-earning deposits	$ 25	$ 1	$ 26	$ 1	$ 34	$ 35
Investment securities:						
Taxable	1,741	(4,463)	(2,722)	1,515	(1,830)	(315)
Non-taxable	(270)	(82)	(352)	(180)	(82)	(262)
Federal funds sold	39	(33)	6	(43)	(18)	(61)
Loans	(7,458)	(4,050)	(11,508)	(1,966)	(7,905)	(9,871)
Total interest income	$ (5,923)	$ (8,627)	$ (14,550)	$ (673)	$ (9,801)	$ (10,474)
Interest expense:						
NOW accounts	(35)	(268)	(303)	(49)	(551)	(600)
Money market accounts	(219)	(691)	(910)	(315)	(1,643)	(1,958)
Savings deposits	8	(69)	(61)	2	(81)	(79)
Time, $100,000 and over	(608)	(657)	(1,265)	605	(2,355)	(1,750)
Other time deposits	(445)	(3,001)	(3,446)	593	(3,207)	(2,614)
Federal funds purchased and repurchase agreements	(69)	(34)	(103)	(222)	(390)	(612)
Advances from FHLB	(293)	262	(31)	(859)	(124)	(983)
Notes payable	(42)	(85)	(127)	(409)	(377)	(786)
Total interest expense	$ (1,703)	$ (4,543)	$ (6,246)	$ (654)	$ (8,728)	$ (9,382)
Net interest income	$ (4,220)	$ (4,084)	$ (8,304)	$ (19)	$ (1,073)	$ (1,092)

Provision for Loan Losses

The amount of the provision for loan losses is based on management's evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management's evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.

2010 compared to 2009. The 2010 provision for loan losses charged to operating expense totaled $34.6 million, a decrease of $17.4 million in comparison to $52.0 million recorded in the 2009 period. The provision level for 2010 was driven by the following factors:

- sustained level of nonperforming loans and new credits that migrated to nonperforming status that have required current specific allocation estimates;
- elevated charge-offs of previously accrued specific allocation that impacts historical loss levels;
- elevated past due loans;
- weakening guarantor positions due to economic conditions;

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

- continued deteriorating collateral values, reflecting the impact of the adverse economic climate on the Company's borrowers.

Management continues to update collateral values and evaluate the level of specific allocations for impaired loans. As impaired loans have moved through the liquidation process, many of the previously established specific allocations have been charged off. Foreclosure of impaired loans has resulted in an increase in the level of other real estate owned as foreclosed properties have been especially difficult to move in the current economic environment.

Management continues to diligently monitor the loan portfolio, paying particular attention to borrowers with land development, residential and commercial real estate, and commercial development exposures. Many of these relationships continued to show duress due to the ongoing economic downturn being experienced for this industry that existed throughout 2009 and 2010. Should the economic climate deteriorate from current levels, more borrowers may experience repayment difficulty, and the level of nonperforming loans, charge-offs and delinquencies will rise requiring further increases in the provision for loan losses.

2009 compared to 2008. The 2009 provision for loan losses charged to operating expense totaled $52.0 million, an increase of $43.9 million in comparison to $8.1 million recorded in the 2008 period. The increase to the 2009 provision for loan loss was driven by the following factors:

- increase in nonperforming and action list loans;
- increase in charge-offs and losses which impacts historical loss levels;
- deteriorating collateral values, reflecting the impact of the adverse economic climate on the Company's borrowers;
- guarantor positions collapsing due to economic conditions; and
- increase in the level of past due loans.

As the status of many collateral dependent loans deteriorated throughout 2009, management monitored these credits to analyze the adequacy of the cash flows to support the debt levels and obtained updated appraisals to determine the collateral's fair value for impairment analysis. Based on our analysis, management increased its specific reserves for impaired loans by $44.5 million and updated the historical loss and qualitative factors by $7.5 million to reflect trends for losses being experienced.

Noninterest Income

Noninterest income consists of a wide variety of fee-based revenues, including bank-related service charges on deposits, mortgage revenues and increases in cash surrender value on bank-owned life insurance. The following table summarizes the Company's noninterest income:

	Years Ended December 31,		
	2010	2009	2008
Service charges	$ 5,264	$ 6,421	$ 7,303
Mortgage banking income	1,807	2,303	1,525
Electronic banking services	2,057	1,923	1,807
Bank-owned life insurance	1,038	1,048	1,022
Other income	944	1,065	1,951
Subtotal recurring noninterest income	11,110	12,760	13,608
Securities gains (losses)	2,701	251	848
Net impairment on securities	(5,021)	(12,606)	(2,735)
Gain on sale of OREO	333	178	379
Gain on sale of other assets	1,695	128	1,309
Total noninterest income	$ 10,818	$ 711	$ 13,409

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

2010 compared to 2009. Total noninterest income totaled $10.8 million for the year ended December 31, 2010, as compared to $0.7 million for the same period in 2009. This represented an increase of $10.1 million in 2010 over the prior period.

Included in 2010 and 2009 noninterest income results were securities gains, credit impairment charges on CDO securities, and gains related to the sale of OREO and other assets, which includes the 2010 gain on sale of the Effingham branch. Excluding these items from both periods, recurring noninterest income declined $1.7 million or 13.28% in 2010 versus 2009 levels. This decrease was primarily due to a $1.1 million decrease related to reduced consumer spending and its impact on NSF and overdraft fees. Also contributing was a $0.5 million decrease in mortgage banking income due to lower production.

2009 compared to 2008. Total noninterest income totaled $0.7 million for the year ended December 31, 2009, as compared to $13.4 million for the same period in 2008. This represented a decrease of $12.7 million or 94.78% in 2009 over the prior period.

Included in 2009 and 2008 noninterest income results were securities gains, credit impairment charges on CDO securities, and gains related to the sale of OREO and other assets. Excluding these items, recurring noninterest income declined $0.8 million or 5.88% in 2009 versus 2008 levels. The decrease was primarily due to a $0.9 million decrease related to reduced consumer spending and its impact on NSF and overdraft fees. Also contributing was a $0.8 million decrease due to the sale of the asset management and brokerage business lines which were finalized in 2008. These negative variances were partially offset by a $0.8 million volume related increase in revenue generated from the mortgage banking division.

Noninterest Expense

Noninterest expense is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes the Company's noninterest expense:

	Years Ended December 31,		
	2010	2009	2008
Salaries and employee benefits	$ 14,549	$ 16,195	$ 16,283
Occupancy expense, net	3,200	3,364	3,598
Furniture and equipment expenses	2,152	2,303	2,673
Marketing	350	783	1,228
Supplies and printing	399	458	470
Telephone	782	838	772
Data processing	1,567	1,510	1,309
FDIC insurance	3,372	2,780	184
Loan processing and collection costs	2,434	1,550	809
Amortization of intangible assets	1,258	1,537	1,883
Other expenses	5,854	5,867	5,777
Subtotal recurring noninterest expenses	35,917	37,185	34,986
Goodwill impairment	15,880	8,451	724
OREO valuation adjustments	4,092	1,022	35
Total noninterest expense	$ 55,889	$ 46,658	$ 35,745

2010 compared to 2009. Noninterest expense totaled $55.9 million for the year ended December 31, 2010, as compared to $46.7 million for the same period in 2009. This represented an increase of $9.2 million or 19.70% in 2010 from 2009.

Included in 2010 and 2009 noninterest expense results were OREO valuation adjustments and goodwill impairment charges. Excluding these items, recurring noninterest expense declined $1.3 million or 3.49% in 2010 versus 2009 levels. The decrease was largely due to management's initiatives to reduce costs with regard

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

to salaries and employee benefits, occupancy expense, furniture and equipment costs, marketing expense and other discretionary items. These savings were partially offset by increasing loan remediation costs, including collection expenses on nonperforming loans and general expenses associated with maintaining other real estate owned.

If economic conditions remain under pressure and the Company's regulatory action continues in effect, FDIC insurance premiums and costs to remediate loans and collect on nonperforming loans, in addition to expenses associated with maintaining foreclosed real estate, will remain higher than normal.

2009 compared to 2008. Noninterest expense totaled $46.7 million for the year ended December 31, 2009, as compared to $35.7 million for the same period in 2008. This represented an increase of $11.0 million or 30.81% in 2009 from 2008.

The increase was primarily related to the recognition of an $8.5 million goodwill impairment charge taken during the second quarter of 2009. The change was largely a result of increasing loan remediation costs, including collection expenses on nonperforming loans, general expenses associated with maintaining other real estate owned and a valuation adjustment taken on one property held in other real estate owned. Also contributing to the change was an industry-wide increase in FDIC insurance premiums. These increases were partially offset by management's initiatives to reduce costs with regard to salaries and employee benefits, occupancy expense, furniture and equipment costs and marketing expense.

Applicable Income Taxes.

Income tax expense (benefit) for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The following table shows the Company's income before income taxes, as well as applicable income taxes and the effective tax rate for each of the past three years:

	Years Ended December 31,		
	2010	2009	2008
Income (loss) before income taxes	$ (49,143)	$ (59,313)	$ 9,156
Applicable income tax expense (benefit)	16,660	(21,234)	2,766
Effective tax rates	(33.90%)	35.80%	30.21%

The Company recorded 2010 income tax expense of $16.7 million, which included a deferred tax valuation allowance of $30.3 million. Excluding this valuation allowance, a tax benefit of $(13.6) million was recorded as a result of the pre-tax loss of $49.1 million. It should be noted that the entire goodwill impairment charge of $15.9 million was not deductible for income tax purposes. Excluding the tax valuation adjustment and the goodwill impairment, the 2010 effective tax rate would have approximated 41.06%, which equals the tax benefit at the combined statutory rate of 38.62% and the benefit realized from the tax-exempt items.

The Company recorded a 2009 income tax benefit of $(21.2) million, as a result of the pre-tax loss of $(59.3) million. It should be noted that $6.5 million of the goodwill impairment charge of $8.5 million was not deductible for income tax purposes in the 2009 tax benefit number. Excluding this item, the effective tax rate would have been approximately 40.24% in 2009, which equals the tax benefit at the combined statutory rate of 38.62% and the benefit realized from the tax-exempt items.

In 2008, the Company's effective tax rate was lower than statutory rates due to several factors. First, the Company derives interest income from municipal securities and loans, which are exempt from federal tax and certain U.S. government agency securities, which are exempt from state tax. Second, the Company derives income from bank owned life insurance policies, which is exempt from federal and state tax. Finally, state income taxes are recorded net of the federal tax benefit, which lowers the combined effective tax rate.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Preferred Stock Dividends

During the second quarter of 2009, the Company suspended cash dividends on Series A, Series B and Series C preferred stocks.

For 2010, the Company accrued, but did not pay, $1.9 million in preferred stock dividends. For 2009, the Company accrued $1.1 million and paid $0.7 million in preferred stock dividends. For 2008, the Company paid $0.2 million in preferred stock dividends. The increase in 2009 accrued preferred dividends was due to the issuance of the Series C fixed rate, cumulative perpetual preferred stock (aggregate liquidation preference of $32.7 million) for the Company's participation in the U. S. Department of Treasury's Capital Purchase Program.

Earnings Review by Business Segment

The Company's segment information discussed below focuses on its three primary lines of business (Segment(s)): Retail Banking, Commercial Banking and Treasury. The financial information presented was derived from the Company's internal profitability reporting system that is used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies which have been developed to reflect the underlying economics of the Segments and, to the extent practicable, to portray each Segment as if it operated on a stand-alone basis. Thus, each Segment, in addition to its direct revenues, expenses, assets and liabilities, includes an allocation of shared support function expenses and corporate overhead. All Segments also include funds transfer adjustments to appropriately reflect the cost of funds on loans made, funding credits on deposits generated, and the cost of maintaining adequate liquidity. Apart from these adjustments, the accounting policies used are similar to those described in Note 1 contained in the Notes to Consolidated Financial Statements.

Since there are no comprehensive standards for management accounting that are equivalent to accounting principles generally accepted in the United States of America, the information presented may not necessarily be comparable with similar information from other financial institutions. In addition, methodologies used to measure, assign, and allocate certain items may change from time-to-time to reflect, among other things, accounting estimate refinements, changes in risk profiles, changes in customers or product lines, and changes in management structure.

See Note 22 of the Notes to Consolidated Financial Statements for the presentation of the condensed income statement and total assets for each Segment.

Retail Segment

The Retail Segment ("Retail") provides retail banking services including direct lending, checking, savings, money market and certificate of deposit ("CD") accounts, safe deposit rental, automated teller machines and other traditional and electronic commerce retail banking services to individual customers through the Bank's branch locations in Illinois and Missouri. The Retail Segment also provides a variety of mortgage lending products to meet customer needs. The majority of the mortgage loans originated are sold to a third party mortgage services company, which provides private label loan processing and servicing support for both loans sold and loans retained by the Bank.

2010 compared to 2009. Retail generated a loss of $12.5 million or 19.00% of total segment net loss in 2010 as compared to net loss of $5.4 million or 14.17% of total segment net loss in 2009. Retail assets were $191.4 million at December 31, 2010 and represented 17.32% of total consolidated assets. This compared to $223.4 million or 17.02% at December 31, 2009.

For 2010, net income remained weak due to lower interest income and the end of purchase accounting market-to-market amortization. Further affecting the segment profitability was tax expense related to the deferred tax

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

valuation allowances that were taken during the year and elevated levels of net allocations due to the allocation of the goodwill impairment charge. The decline in the retail assets was primarily related to the decline in the held residential mortgages portfolio.

2009 compared to 2008. Retail generated a loss of $5.4 million or 14.17% of total segment net loss in 2009 as compared to income of $0.7 million or 10.94% of total segment net income in 2008. Retail assets were $223.4 million at December 31, 2009 and represented 17.02% of total consolidated assets. This compared to $255.0 million or 18.19% at December 31, 2008.

For 2009, net income decreased due to weaker interest income, lower revenues on electronic banking services, lower income on service charges, lower gain on sale of other assets due to the branch sales which occurred in 2008 and lower miscellaneous revenue. Provision for loan losses was higher in 2009 due to economic conditions facing our customers. Net allocations were higher in 2009 due to the allocation of the goodwill impairment charge and increased costs to originate and service loans. Offsetting these negative variances slightly were lower noninterest expenses for most categories except payroll and benefits, OREO costs and loan related costs. Additionally, there was a tax benefit in 2009 generated from the operating loss which further offset the negative variances. The decline in the retail assets was primarily related to the decline in the held residential mortgages portfolio.

Commercial Segment

The Commercial Segment ("Commercial") provides commercial banking services including lending, business checking and deposits, and other traditional as well as electronic commerce commercial banking services to middle market and small business customers through the Bank's branch locations located in Illinois and Missouri.

2010 compared to 2009. Commercial generated a loss of $48.1 million or 73.10% of total segment net loss in 2010 as compared to a loss of $25.3 million or 66.40% of total segment net loss in 2009. Commercial assets were $576.2 million at December 31, 2010 and represented 52.14% of total consolidated assets. This compared to $693.1 million or 52.80% at December 31, 2009.

Net interest income for 2010 decreased to $25.3 million from $28.0 million in 2009 due to a reduction in the loan portfolio. This was positively offset by lower levels of provision of $34.6 million which combined with stronger noninterest income than 2009 levels. These positive variances from 2009 were overshadowed by significant OREO valuation adjustments taken in 2010. Further affecting the segment profitability was tax expense related to deferred tax valuation allowances that were taken during the year and net allocations were higher in 2010 due to the allocation of the goodwill impairment charge. The decline in the assets was due primarily to strategic reduction initiatives designed to reduce balance sheet risks.

2009 compared to 2008. Commercial generated a loss of $25.3 million or 66.40% of total segment net loss in 2009 as compared to income of $4.0 million or 62.50% of total segment net income in 2008. Commercial assets were $693.1 million at December 31, 2009 and represented 52.80% of total consolidated assets. This compared to $803.1 million or 57.29% at December 31, 2008.

Net interest income for 2009 increased to $28.0 million from $26.0 million in 2008. This was offset by elevated levels of provision of $51.4 million which combined with elevated levels of allocations drove the earnings significantly lower than 2008 levels. Furthermore, other income levels are lower and other expense levels are higher than 2008 levels. These negative variances were slightly offset by an income tax benefit generated by the operating loss. The large increase for the provision for loan loss recorded in 2009 was the result of the continued deterioration of the economic conditions impacting collateral values on collateral dependent loans and the cash flows on these deteriorated as well. Additionally, there was a large valuation adjustment on OREO property to properly value it as of December 31, 2009. Net allocations were higher in 2009 due to the allocation of the goodwill impairment charge and increased costs to originate and service

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

loans. The decline in the assets was due primarily to strategic reduction initiatives designed to reduce balance sheet risks.

Treasury Segment

The Treasury Segment ("Treasury") is responsible for managing the investment portfolio, acquiring wholesale funding for loan activity and assisting in the management of the Company's liquidity and interest rate risk.

2010 compared to 2009. The Treasury Segment net loss was $5.2 million or 7.90% of total segment net loss in 2010 as compared to net loss of $7.3 million or 19.16% of total segment net income for the same period in 2009. Treasury assets were $218.0 million at December 31, 2010, or 19.72% of consolidated assets. This compares to $277.4 million or 21.13% at December 31, 2009.

Treasury's net income for 2010 was impacted by $5.0 million in non-cash impairment charges related to CDO securities, tax expense related to the deferred tax valuation allowances that were taken during the year and elevated levels of net allocations due to the allocation of the goodwill impairment charge. This negative variance is also augmented by lower net interest due largely to higher yielding securities being sold or having their coupon rates reset to historical rate lows during the period. These negative variances were partially offset by gains of $2.7 million being realized from the sale of securities.

In 2010, total Treasury assets decreased due to strategic initiatives to supplement capital by realizing gains in the security portfolio.

2009 compared to 2008. The Treasury Segment net loss was $7.3 million or 19.16% of total segment net loss in 2009 as compared to net income of $1.8 million or 28.13% of total segment net income for the same period in 2008. Treasury assets were $277.4 million at December 31, 2009, or 21.13% of consolidated assets. This compares to $277.6 million or 19.80% at December 31, 2008.

Treasury's net income for 2009 was impacted by $12.6 million in non-cash impairment charges related to CDO securities. This negative variance is also augmented by lower net interest income, higher other expenses, and higher allocated expenses. Net allocations were higher in 2009 due to the allocation of the goodwill impairment charge and increased costs to originate and service loans. An income tax benefit generated by the 2009 operating loss slightly offset these negative variances.

In 2009, the assets were increased in the latter part of the year to strengthen liquidity positions and to generate interest income.

Interest Rate Sensitivity Management

The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are funded for the most part by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of the Company are held for investment rather than trading purposes. Such financial instruments have varying levels of sensitivity of economic value to changes in market rates of interest, but also sensitivity in coupon income for adjustable rate instruments and reinvestment income of maturing instruments. The operating income and net income of the Bank depends, to a substantial extent, on "rate differentials," i.e., the differences between the income the Bank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other funding sources. These rates are highly sensitive to many factors that are beyond the control of the Bank, including general economic conditions and the policies of various governmental and regulatory authorities.

The Company measures its overall interest rate sensitivity through a multiple scenario analysis. The primary analysis measures the change in net interest income resulting from instantaneous hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

sustained 100 to 300 basis point increase or decrease in market interest rates. Due to the current rate environment, this analysis was done in 2010 using a 50 basis point decrease in rates versus the normal 100 to 300 basis point decrease. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions including parallel shifts of market interest rates, loan and security prepayments, and deposit run-off rates and should not be relied upon as indicative of actual results. Actual values may differ from those projections set forth above, should market conditions vary from the assumptions used in preparing the analysis. Further, the computations do not contemplate actions the Company may undertake in response to changes in interest rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements.

The tables below present the Company's projected changes in net interest income for 2010 and 2009 for the various rate shock levels.

Change in Net Interest Income Over One Year Horizon

	December 31, 2010		December 31, 2009	
	Change		Change	
	$	%	$	%
+300 bp	$ (570)	(1.82)%	$ 224	0.61%
+200 bp	(1,637)	(5.23)	(1,261)	(3.42)
+100 bp	(1,376)	(4.40)	(962)	(2.61)
+ 50 bp	(701)	(2.24)	(462)	(1.25)
Base	-	-	-	-
- 50 bp	568	1.82	1,338	3.63

Based on the Company's model at December 31, 2010, the effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 5.23% or approximately $1.6 million. The effect of an immediate 50 basis point decrease in rates would increase the Company's net interest income by $0.6 million or 1.82%.

Results for the 2010 net interest income analysis were impacted by the strategy to build the investment portfolio early in the year for enhanced secondary liquidity, but later reduced as total footings declined in order to enhance the net interest margin and support capital. During late 2008 and 2009, management instituted new underwriting standards that incorporated interest rate floors into the terms for many of its commercial loan relationships in order to maximize the net interest margin during the time when market interest rates are at extremely low levels. While these floors have held income to a higher level in this low rate environment, they will also make it necessary for rates to climb to somewhat higher levels before the yield of the adjustable rate assets move above the floors and add significantly to interest income. An increase of 300 basis points in the interest rates enables the loan yields to move up from the rate floors and respond to rising market rates similar to the increase in deposit costs.

Management also continued to extend the duration of its borrowing in 2010 to lock in lower rates over the next three to five year period. While this had the effect of increasing near-term funding costs, it served to lock funding over the next several years against the possibility of lack of sufficient funding or significantly higher funding costs should the economy improve and interest rates move significantly higher. This rate lock tends to mitigate the negative impact of the lack of response of loans at floors and other assets that would not immediately benefit from rising interest rates.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Financial Condition

Loans and Asset Quality

The Company offers a broad range of products, including commercial; agricultural production and agricultural real estate; construction, land and development; commercial real estate, 1-4 family mortgages; and consumer loans, designed to meet the credit needs of its borrowers. The Company's loans are diversified by borrower and industry group.

Outstanding loans totaled $721.9 million at December 31, 2010 compared to $885.1 million at December 31, 2009, representing a decrease of $163.2 million or 18.44%. Excluding net charge-offs of $44.0 million and transfers to OREO of $17.5 million, loans decreased $101.7 million primarily due to a combination of normal attrition, pay-downs and strategic initiatives to reduce balance sheet risk. Due to economic conditions, we have also experienced a decrease in the number of loan applications as many borrowers are trying to reduce their debt. Construction lending, which is inherently more risky in the current economic climate, decreased $56.2 million or 43.80% since year end 2009. Approximately $27.1 million, or 48.22% of this decrease, was related to charge-offs.

As of December 31, 2010 and 2009, commitments of the Bank under standby letters of credit and unused lines of credit totaled approximately $122.7 million and $154.1 million respectively.

The following table describes the composition of loans by major categories outstanding:

LOAN PORTFOLIO

	Aggregate Principal Amount December 31,				
	2010	2009	2008	2007	2006
Commercial	$ 87,226	$ 111,105	$ 125,484	$ 150,809	$ 122,101
Agricultural & AGRE	44,289	39,820	52,606	53,097	57,221
Construction, land & development	72,078	128,309	164,564	158,491	126,098
Commercial RE	342,208	389,534	401,121	328,742	248,432
1-4 family mortgages	172,666	211,695	254,566	255,775	270,251
Consumer	3,404	4,632	6,049	10,371	12,842
Total loans	$ 721,871	$ 885,095	$ 1,004,390	$ 957,285	$ 836,944
Allowance for loan losses	(31,511)	(40,909)	(15,018)	(10,755)	(10,835)
Loans, net	$ 690,360	$ 844,186	$ 989,372	$ 946,530	$ 826,109

	Percentage of Total Loan Portfolio December 31,				
	2010	2009	2008	2007	2006
Commercial	12.08%	12.55%	12.49%	15.75%	14.59%
Agricultural & AGRE	6.14	4.50	5.24	5.55	6.84
Construction, land & development	9.98	14.50	16.38	16.56	15.07
Commercial RE	47.41	44.01	39.94	34.34	29.68
1-4 family mortgages	23.92	23.92	25.35	26.72	32.29
Consumer	0.47	0.52	0.60	1.08	1.53
Total loans	100.00	100.00	100.00	100.00	100.00

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Stated loan maturities (including rate loans reset to market interest rates) of the total loan portfolio, net of unearned income, at December 31, 2010 were as follows:

STATED LOAN MATURITIES [1]

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Commercial	$ 47,151	$ 34,822	$ 5,253	$ 87,226
Agricultural & AGRE	19,849	13,063	11,377	44,289
Construction, land & development	59,673	12,031	374	72,078
Commercial RE	155,790	137,840	48,578	342,208
1-4 family mortgages	33,195	38,313	101,158	172,666
Consumer	996	2,260	148	3,404
Total	$ 316,654	$ 238,329	$ 166,888	$ 721,871

[1] Maturities based upon contractual maturity dates

The maturities presented above are based upon contractual maturities. Many of these loans are made on a short-term basis with the possibility of renewal at time of maturity. All loans, however, are reviewed on a continuous basis for creditworthiness.

Rate sensitivities of the total loan portfolio, net of unearned income, at December 31, 2010 were as follows:

LOAN REPRICING

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Fixed rate	$ 145,353	$ 156,593	$ 45,030	$ 346,976
Variable rate	108,984	75,062	121,218	305,264
Nonperforming loans	62,317	6,674	640	69,631
Total	$ 316,654	$ 238,329	$ 166,888	$ 721,871

Nonperforming Assets

The Company's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectability of all principal and interest due under the terms of the loans. If a loan is placed on nonaccrual status, the loan does not generate current period income for the Company and any amounts received are generally applied first to principal and then to interest. It is the policy of the Company not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days.

The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. The Bank makes a determination as to collectability on a case-by-case basis and considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.

Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Each of the Company's commercial loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on a quarterly basis. Management continuously monitors nonperforming, impaired, and past due loans in an effort to prevent further deterioration of these loans. The Company has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.

The following table sets forth a summary of nonperforming assets:

	December 31,				
	2010	2009	2008	2007	2006
Nonaccrual loans	$ 64,600	$ 80,121	$ 10,318	$ 4,090	$ 11,759
Loans 90 days past due and still accruing interest	58	-	-	-	-
Troubled debt restructure	5,332	743	-	-	-
Total nonperforming loans	$ 69,990	$ 80,864	$ 10,318	$ 4,090	$ 11,759
Other real estate owned	25,564	16,223	12,723	2,937	2,136
Total nonperforming assets	$ 95,554	$ 97,087	$ 23,041	$ 7,027	$ 13,895
Nonperforming loans to total end of period loans	9.70%	9.14%	1.03%	0.43%	1.40%
Nonperforming assets to total end of period loans	13.24	10.97	2.29	0.73	1.66
Nonperforming assets to total end of period assets	8.65	7.40	1.64	0.51	1.08

The Company's level of nonperforming assets continues to be high as it, and many others in the banking industry, copes with one of the most severe recessions in decades. The deterioration in the overall economy and real estate markets in particular has negatively impacted the Company's lending portfolio. Total nonperforming assets were $95.6 million, or 8.65% of total assets, at December 31, 2010. This included $5.3 million in troubled debt restructures $25.6 million of foreclosed assets and repossessed real estate, $0.06 million in loans 90 days past dues and still accruing, and $64.6 million of nonaccrual loans. Approximately 88.36% of total nonaccrual loans at December 31, 2010 were concentrated in land development, construction and commercial real estate credits. Additionally, 54.45% of total nonaccrual loans represented loans to 10 borrowers.

Nonperforming Loans

Nonperforming loans (nonaccrual, 90 days past due and troubled debt restructures) decreased $10.9 million from December 31, 2009 largely due to the following factors:

- returning improved loan relationships to accrual status;
- transferring foreclosed or repossessed real estate from the loan portfolio to OREO;
- partially charging-off collateral dependent real estate loans down to current fair market value of the collateral; and
- liquidations and payoffs via workout agreements with borrowers.

The level of nonperforming loans to end of period loans was 9.70% as of December 31, 2010 as compared to 12.44% as of September 30, 2010 and 9.14% as of December 31, 2009. As a result of the decrease in the allowance for loan losses, the allowance to nonperforming loan coverage ratio decreased to 45.02% in the fourth quarter from 50.59% during the fourth quarter 2009.

Other Real Estate Owned

Other real estate owned (OREO) was $25.6 million as of December 31, 2010 compared to $16.2 million as of December 31, 2009. During 2010, the Company transferred $17.5 million of foreclosed or repossessed real estate from the loan portfolio. OREO properties with a carrying value of $16.9 million were written down to their fair value of $12.8 million, resulting in a charge to earnings of $4.1 million. This compares to 2009 when OREO properties with a carrying value of $17.3 million were written down to their fair value of $16.2 million, which resulted in a charge to earnings of $1.1 million during the year.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The following table sets forth a summary of other real estate owned and other collateral acquired at December 31, 2010 and 2009:

	2010		2009	
	Number Of Parcels	Net Book Carrying Value	Number Of Parcels	Net Book Carrying Value
Developed property	46	$ 10,112	14	$ 4,081
Vacant land or unsold lots	24	15,452	7	12,142
Total other real estate owned	70	$ 25,564	21	$ 16,223

Other Potential Problem Loans

The Company has other potential problem loans that are currently performing, but where some concerns exist regarding the nature of the borrowers' projects in our current economic environment. Throughout 2010, management identified $56.5 million of loans that are currently performing but due to the economic environment facing these borrowers were classified by management as impaired. Impaired loans that are performing account for 44.85% of the loans deemed impaired during 2010. Excluding nonperforming loans and loans that management has classified as impaired, there are other potential problem loans that totaled $6.7 million at December 31, 2010 as compared to $23.4 million at December 31, 2009. The classification of these loans, however, does not imply that management expects losses on each of these loans, but believes that a higher level of scrutiny and closer monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.

The Company proactively reviews loans for potential impairment regardless of the payment or performance status. This approach results in some relationships being classified as impaired but still performing.

Construction Lending Concentration

A strategy to reduce exposure to construction lending that began in 2008 has seen this category fall 60.08% from its highest point at $180.6 million as of June 30, 2008 down to $72.1 million as of December 31, 2010. Construction and land development loans now represent 9.98% of the total loan portfolio, down from 14.50% recorded as of December 31, 2009.

Allowance for Loan Losses

At December 31, 2010, the allowance for loan losses was $31.5 million, or 4.37% of total loans, as compared to $40.9 million, or 4.62% of total loans, at December 31, 2009. The Company recorded a provision of $34.6 million to the allowance for loan losses in 2010 largely due to the following factors:

- sustained level of nonperforming loans and new credits that migrated to nonperforming status that have required current specific allocation estimates;
- elevated charge-offs of previously accrued specific allocation that impacts historical loss levels;
- elevated past due loans;
- weakening guarantor positions due to economic conditions;
- continued deteriorating collateral values, reflecting the impact of the adverse economic climate on the Company's borrowers.

Net loan charge-offs for the year ended December 31, 2010 were $44.0 million, or 5.47% of average loans, compared with $26.2 million, or 2.74% of average loans, in the same period of 2009. Loan charge-offs during 2010 were largely influenced by the credit performance of the Company's land development, construction and commercial real estate portfolio. These charge-offs reflect management's continuing efforts to align the carrying value of these assets with the value of underlying collateral based upon more aggressive disposition strategies and

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

recognizing falling property values. Because these loans are collateralized by real estate, losses occur more frequently when property values are declining and borrowers are losing equity in the underlying collateral.

The level of the provision for loan losses recognized was 78.64% of net loan charge offs during the full year 2010, compared to 198.47% in the same period of 2009. Management believes we are recognizing losses in our portfolio through charge-offs as credit developments warrant.

Of the $31.5 million allowance for loan losses, $29.8 million, or 94.60%, was allocated to real estate loans which is the segment of the loan portfolio under greatest duress. As the status of many of these collateral dependent real estate loans deteriorated throughout 2010, management monitored these credits to analyze the adequacy of the cash flows to support the debt levels and obtained updated appraisals to determine the collateral's fair value for impairment analysis.

Management continues to diligently monitor the loan portfolio, paying particular attention to borrowers with land development, residential and commercial real estate, and commercial development exposures. Many of these relationships continued to show duress due to the ongoing economic downturn being experienced for this industry that existed throughout 2010 and is projected to continue through much of 2011. Should the economic climate deteriorate from current levels, more borrowers may experience repayment difficulty, and the level of nonperforming loans, charge-offs and delinquencies will rise requiring further increases in the provision for loan losses. Management believes that the allowance for loan losses at December 31, 2010 was adequate to absorb credit losses inherent in the loan portfolio.

The following tables present a detailed analysis of the Company's allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES

	December 31,				
	2010	2009	2008	2007	2006
Beginning balance	$ 40,909	$ 15,018	$ 10,755	$ 10,835	$ 8,362
Charge-offs:					
Commercial	3,033	1,772	411	884	404
Agricultural & AGRE	618	49	3	1	13
Construction, land & development	27,147	19,841	1,841	212	45
Commercial RE	11,082	1,827	366	167	388
1-4 family mortgages	2,449	3,237	1,403	185	732
Consumer	80	78	82	118	102
Total charge-offs	$ 44,409	$ 26,804	$ 4,106	$ 1,567	$ 1,684
Recoveries:					
Commercial	$ 281	$ 467	$ 217	$ 471	$ 216
Agricultural & AGRE	3	27	4	3	2
Construction, land & development	38	-	-	-	76
Commercial RE	12	28	10	111	210
1-4 family mortgages	53	95	15	119	68
Consumer	24	29	41	108	93
Total recoveries	$ 411	$ 646	$ 287	$ 812	$ 665
Net charge-offs	43,998	26,158	3,819	755	1,019
Provision for loan losses	$ 34,600	$ 52,049	$ 8,082	$ 675	$ (1,275)
Increase due to merger	-	-	-	-	4,767
Ending balance	$ 31,511	$ 40,909	$ 15,018	$ 10,755	$ 10,835
Period end total loans	$ 721,871	$ 885,095	$ 1,004,390	$ 957,285	$ 836,944
Average loans	$ 804,252	$ 954,683	$ 992,024	$ 902,658	$ 464,968

ALLOWANCE FOR LOAN LOSS RATIOS

	December 31,				
	2010	2009	2008	2007	2006
Ratio of net charge-offs to average loans	5.47%	2.74%	0.38%	0.08%	0.22%
Ratio of provision for loan losses to average loans	4.30	5.45	0.81	0.07	(0.27)
Ratio of allowance for loan losses to ending total loans	4.37	4.62	1.50	1.12	1.29
Ratio of allowance for loan losses to total nonperforming loans	45.02	50.59	145.55	262.96	92.14

The following table sets forth an allocation of the allowance for loan losses among the various loan categories:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES (Dollars in Thousands)

	December 31,									
	2010		2009		2008		2007		2006	
	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans
Commercial	$ 1,634	12.08%	$ 4,512	12.55%	$ 2,554	12.49%	$ 3,793	15.75%	$ 4,733	14.59%
Agricultural & AGRE	337	6.14	23	4.50	90	5.24	185	5.55	812	6.84
Construction, land & development	12,500	9.98	22,940	14.50	3,284	16.38	1,778	16.56	1,413	15.07
Commercial RE	13,721	47.41	8,529	44.01	8,004	39.94	3,689	34.34	2,783	29.68
1-4 family residential	3,273	23.92	4,872	23.92	986	25.35	1,113	26.72	787	32.29
Consumer	46	0.47	33	0.52	100	0.60	197	1.08	307	1.53
Total	$31,511	100.00%	$ 40,909	100.00%	$ 15,018	100.00%	$ 10,755	100.00%	$10,835	100.00%

Securities Activities

The primary objective of the Company's $229.9 million securities portfolio is to minimize interest rate risk, maintain sufficient liquidity, and maximize return. In managing the securities portfolio, the Company minimizes any credit risk and avoids investments in sophisticated and complex investment products. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, municipal bonds and collateralized mortgage obligations. Neither the Company nor the Bank hold any securities containing sub-prime mortgages or Fannie Mae or Freddie Mac equities.

The Company's financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. Securities classified as available-for-sale, carried at fair value, were $219.5 million at December 31, 2010 compared to $264.8 million at December 31, 2009. The Company does not have any securities classified as trading or held-to-maturity. The Company also holds $10.5 million and $10.7 million of Federal Reserve and Federal Home Loan Bank stock which are classified as restricted securities as of December 31, 2010 and December 31, 2009, respectively.

As of December 31, 2010, the Company held seven pooled trust preferred CDO securities involving 300 issuers with a total book value of $8.6 million versus a balance of $13.2 million at December 31, 2009. The decrease of $4.6 million represents OTTI taken in 2010 as well as principal pay-downs which were slightly off-set by a marginal portion of capitalized interest. The investments in CDO securities receive principal and interest payments from several pools of subordinated capital debentures with each pool containing issuance by a minimum of 22 banks or, in a few instances, capital notes from insurance companies. An unrealized loss of approximately $4.2 million associated with these securities has been recorded, on an after-tax basis, through stockholders' equity as a component of other comprehensive income.

Should the economic climate deteriorate from current levels, the underlying credits of the CDOs may experience repayment difficulty, and the level of deferrals and defaults could increase requiring additional impairment charges in future quarters.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The following table describes the composition of securities by major category and maturity:

SECURITIES PORTFOLIO

	December 31, 2010		2009		2008	
	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available-for-Sale						
U.S. government agencies	$ 7,085	3.23%	$ 3,966	1.50%	$ 16,995	7.03%
States and political subdivisions	28,348	12.92	36,541	13.80	38,202	15.80
U.S. government agency residential mortgage-back securities	147,846	67.36	198,183	74.85	143,378	59.27
Collateralized mortgage obligations:						
Agency	20,735	9.45	3,261	1.23	6,367	2.63
Private Label	4,936	2.25	11,165	4.22	13,637	5.64
Equity securities	2,254	1.03	1,898	0.72	1,496	0.62
Collateralized debt obligations:						
Single Issue	3,849	1.75	-	0.00	-	0.00
Pooled	4,422	2.01	9,758	3.68	19,848	8.21
Corporate	-	0.00	-	0.00	1,928	0.80
Total	$ 219,475	100.00%	$ 264,772	100.00%	$ 241,851	100.00%

The following table sets forth the contractual, callable or estimated maturities and yields of the debt securities portfolio as of December 31, 2010. Mortgage backed and collateralized mortgage obligation securities are included at estimated maturity.

MATURITY SCHEDULE

Maturing Period	Within 1 Year		After 1 but Within 5 Years		After 5 but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
Available-for-Sale									
U.S. government agencies and corporations	$ -	0.000%	$ 3,996	2.508%	$ 3,089	6.000%	$ -	0.000%	$ 7,085
States and political subdivisions [1]	12,864	5.406	6,747	5.714	4,391	5.717	4,346	5.908	28,348
U.S. government agency residential mortgage-back securities	22	4.653	201	5.135	815	2.855	146,808	2.475	147,846
Collateralized mortgage obligations:									
Agency	-	0.000	-	0.000	1,038	4.560	19,697	2.142	20,735
Private Label	-	0.000	-	0.000	-	0.000	4,936	5.462	4,936
Equity Securities	-	0.000	-	0.000	-	0.000	2,254	3.683	2,254
Collateralized debt obligations:									
Single Issue	-	0.000	-	0.000	-	0.000	3,849	5.849	3,849
Pooled	-	0.000	-	0.000	-	0.000	4,422	2.225	4,422
Total	$ 12,886		$ 10,944		$ 9,333		$ 186,312		$ 219,475

[1] Rates on obligations of states and political subdivisions have been adjusted to tax equivalent yields using a 34.00% income tax rate

Deposit Activities

Deposits are attracted through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more), and retirement savings plans. The Company's average balance of total deposits was $1.002 billion for 2010, representing a decrease of $51.5 million or 4.89% compared with the average balance of total deposits for 2009 of $1.054 billion.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

The following table sets forth certain information regarding the Bank's average deposits:

AVERAGE DEPOSITS
For the Years Ended December 31,

	2010			2009			2008		
	Average Amount	% of Total	Average Rate Paid	Average Amount	% Of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid
Non-interest-bearing demand deposits	$ 115,111	11.48%	-%	$ 113,533	10.77%	-%	$ 114,994	11.24%	-%
Savings accounts	93,207	9.30	0.19	89,315	8.47	0.27	87,615	8.56	0.36
Interest-bearing demand deposits	229,708	22.91	0.66	249,798	23.71	1.10	260,801	25.50	2.03
Time, less than $100,000	350,216	34.94	2.27	363,356	34.48	3.13	343,456	33.57	4.08
Time, $100,000 or more	214,215	21.37	2.30	237,912	22.57	2.60	216,112	21.13	3.68
Total deposits	$1,002,457	100.00%	1.45%	$1,053,914	100.00%	1.95%	$1,022,978	100.00%	2.69%

As of December 31, 2010, average time deposits over $100,000 represented 21.37% of total average deposits, compared with 22.57% of total average deposits as of December 31, 2009. The Company's large denomination time deposits are generally from customers within the local market areas of its subsidiary bank and provide a greater degree of stability than is typically associated with brokered deposit customers with limited business relationships.

The following table sets forth the remaining maturities for time deposits of $100,000 or more at December 31, 2010:

TIME DEPOSITS OF $100,000 OR MORE

Maturity Range	
Three months or less	$ 27,629
Over three months through six months	42,794
Over six months through twelve months	41,232
Over twelve months	92,018
Total	$ 203,673

Brokered deposits account for $71.2 million of the total from the table above and the majority of their maturities fall into the "Over twelve months" category. As a result of being below well capitalized, among other things, the Bank will be prohibited from accessing the brokered CD markets.

Return on Equity and Assets. The following table presents various ratios for the Company:

RETURN ON EQUITY AND ASSETS

	For the Years Ended December 31,		
	2010	2009	2008
Return on average assets	(5.32)%	(2.82)%	0.47%
Return on average equity	(66.10)	(27.80)	5.43
Average equity to average assets	8.05	10.14	8.69
Dividend payout ratio for common stock	NM	NM	53.71

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Liquidity

The Company manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, the Company utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.

The Company monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

The Company classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. The Company's liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in the Company's loan portfolio, resulting in a steady stream of loan repayments. In managing its investment portfolio, the Company provides for staggered maturities so that cash flows are provided as such investments mature.

The Company's cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows provided by operating activities and investing activities offset by cash flows used in financing activities resulted in a net increase in cash and cash equivalents of $26.5 million from December 31, 2010 to December 31, 2009.

During 2010, the Company experienced net cash outflows of $119.5 million in financing activities primarily due to large decreases in deposits, primarily concentrated in the time deposit category. In contrast, net cash inflows of $127.6 million were provided by investing activities due to decreases in loans and pay-downs in the security portfolio; $18.3 million from operating activities largely due to the income tax valuation allowance taken during the year.

The Bank's securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as the primary sources of liquidity for the Company. At December 31, 2010, 25.07% of the Bank's interest-bearing deposits were in the form of time deposits of $100,000 and over. Management believes these deposits to be a stable source of funds. However, if a large number of these time deposits matured at approximately the same time and were not renewed, the Bank's liquidity could be adversely affected. Currently, the maturities of the large time deposits are spread throughout the year, with 13.55% maturing in the first quarter of 2011, 21.01% maturing in the second quarter of 2011, 20.27% maturing in the third and fourth quarters of 2011, and the remaining 45.17% maturing thereafter. The Bank monitors those maturities in an effort to minimize any adverse effect on liquidity.

At December 31, 2010, borrowings included $10 million each for Centrue Statutory Trust II and Centrue Statutory Trust III, $10.25 million payable to the Company's principal correspondent bank, $71.1 million in FHLB advances, $16.2 million in securities sold under agreements to repurchase and a shareholder note for $0.4 million. As described in Note 12 the note to the principal correspondent bank is due March 31, 2015, requires quarterly interest payments, and is collateralized by the Company's stock in the Bank. The shareholder note requires bi-annual payments of $0.1 million at an imputed interest rate.

In August 2009, the Company announced that in order to improve its liquidity position, the board of directors elected to defer interest expense payments on all $20.2 million in outstanding junior subordinated debentures related to the trust preferred securities. The terms of the junior subordinated debentures and the trust documents allow the Company to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. The Company also suspended its regularly scheduled dividend payments on its common stock and deferred regularly scheduled dividend payments on the $0.5 million in principal outstanding on Series A

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

convertible preferred stock (aggregate liquidation preference of $2.8 million), the $0.3 principal outstanding Series B mandatory redeemable preferred stock and $29.0 million in principal outstanding Series C fixed rate, cumulative perpetual preferred stock (aggregate liquidation preference of $32.7 million). By taking these actions, the Company expects to save approximately $2.8 million in annual cash payments.

The Company's principal source of funds for repayment of the indebtedness is dividends from the Bank. At December 31, 2010, the Bank is prohibited from paying dividends without prior regulatory approval.

Contractual Obligations

The Company has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize the Company's contractual cash obligations and other commitments and off-balance sheet instruments as of December 31, 2010:

	Payments Due by Period				
Contractual Obligations	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term debt	$ -	$ -	$ 250	$ -	$ 250
Long-term debt	182	191	10,000	-	10,373
Certificates of deposit	345,791	119,196	42,739	93	507,819
Operating leases	290	495	499	249	1,533
Series B Mandatory redeemable preferred stock	-	268	-	-	268
Subordinated Debentures	-	-	-	20,620	20,620
FHLB Advances	48,000	3,059	15,000	5,000	71,059
Total contractual cash obligations	$ 394,263	$ 123,209	$ 68,488	$ 25,962	$ 611,922

Commitments, Contingencies, and Off-Balance Sheet Financial Instruments

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, often including obtaining collateral at exercise of the commitment. At December 31, 2010, the Company had $119.2 million in outstanding loan commitments including outstanding commitments for various lines of credit and $3.5 million of standby letters of credit. See Note 19 of the Notes to the Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

Capital Resources

Stockholders' Equity

Stockholders' equity at December 31, 2010 was $42.9 million, a decrease of $69.7 million or 61.90%, from December 31, 2009. The change in stockholders' equity during 2010 was largely the result of operating losses related to an elevated provision for loan losses, impairment charges on securities, goodwill impairment of $15.9 million, deferred tax asset valuation allowance of $30.3 million and a decrease in accumulated other comprehensive income related to the unrealized losses on the securities portfolio. Average equity as a percentage of average assets was 8.05% at December 31, 2010, compared to 10.14% at December 31, 2009. Book value per common share equaled $1.61 at December 31, 2010, a decrease from $13.15 reported at the end of 2009.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Stock Repurchase Programs

The Company currently does not have a stock repurchase program.

Capital Measurements

As reflected in the following table, the Company was considered "adequately-capitalized" and unit Centrue Bank was considered "adequately-capitalized" under regulatory defined capital ratios as of December 31, 2010:

	Company		Bank		Adequately-Capitalized Thresholds
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	
Carrying amounts ($millions):					
Total risk-based capital	$ 76.5	$ 114.9	$ 78.2	$ 111.2	
Tier 1 risk-based capital	$ 58.0	$ 91.9	$ 67.8	$ 98.3	
Capital ratios:					
Total risk-based capital	9.35%	11.34%	9.69%	11.13%	8.0%
Tier 1 risk-based capital	7.09%	9.07%	8.41%	9.85%	4.0%
Tier 1 leverage ratio	5.08%	7.10%	5.96%	7.60%	4.0%

The Company and its bank subsidiary capital levels have decreased during 2010 due to a net loss of $65.8 million incurred in 2010 principally related to loan losses, security OTTI, deferred tax valuation allowance and goodwill impairment. Should the Company and/or its bank subsidiary capital levels fall below "adequately capitalized" further regulatory actions may be taken including requiring us to have higher capital requirements than those required by the Prompt Corrective Action regulations.

Impact of Inflation, Changing Prices, and Monetary Policies

The financial statements and related financial data concerning the Company have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the FRB.

Regulatory Orders

In December 2009, the Company and the Bank entered into a written agreement (the "Agreement") with the Federal Reserve Bank of Chicago (the "Federal Reserve") and the Illinois Department of Financial and Professional Regulation (the "Department"). The Agreement is based on the findings of the Federal Reserve and the Department during an examination that commenced in June 2009 (the "Examination"). Since the completion of the Examination, the boards of directors of the Company and the Bank have aggressively taken steps to address the findings of the Examination. The Company and the Bank have taken an active role in working with the Federal Reserve and the Department to improve the condition of the Bank and have addressed many of the items included in the Agreement.

Under the terms of the Agreement, the Bank must prepare and submit written plans and/or reports to the regulators that address the following items: strengthening the Bank's credit risk management practices; improving loan underwriting and loan administration; improving asset quality by enhancing the Bank's position on problem loans through repayment, additional collateral or other means; reviewing and revising as necessary the Bank's allowance for loan and lease losses policy; maintaining sufficient capital at the Bank; implementing an earnings plan and comprehensive budget to improve and sustain the Bank's earnings; and improving the Bank's liquidity position and funds management practices. While the Agreement remains in place, the Company and the Bank may not pay dividends and the Company may not increase debt or redeem any shares of its stock without the prior written consent of the regulators. Further, the Bank will comply with applicable laws and regulations.

The Company and the Bank believe that the proactive steps that have been taken by the board of directors and by management will help the Company and the Bank address the Agreement and the concerns leading to the Agreement.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion under the caption "Interest Rate Sensitivity Management" contained in Item 7 of this Form 10-K is incorporated herein by this reference.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Supplementary Data

The Supplementary Financial Information required to be included in this Item 8 is hereby incorporated by reference to Note 23 to the Notes to Consolidated Financial Statements contained herein.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Audit Committee
Board of Directors and Stockholders
Centrue Financial Corporation
St. Louis, Missouri

We have audited the accompanying consolidated balance sheets of Centrue Financial Corporation ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Centrue Financial Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report On Internal Control Over Financial Reporting as disclosed in Item 9A of Form 10-K. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrue Financial Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Centrue Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
March 18, 2011

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2010	2009
ASSETS		
Cash and cash equivalents	$ 82,945	$ 56,452
Securities available-for-sale	219,475	264,772
Restricted securities	10,470	10,711
Loans	721,871	885,095
Allowance for loan losses	(31,511)	(40,909)
Net loans	690,360	844,186
Bank-owned life insurance	30,403	29,365
Mortgage servicing rights	2,425	2,885
Premises and equipment, net	25,687	30,260
Goodwill	-	15,880
Other intangible assets, net	6,293	7,551
Other real estate owned	25,564	16,223
Other assets	11,540	34,399
Total assets	$ 1,105,162	$ 1,312,684
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest-bearing	$ 118,667	$ 119,313
Interest-bearing	812,438	935,376
Total deposits	931,105	1,054,689
Federal funds purchased and securities sold under agreements to repurchase	16,188	16,225
Federal Home Loan Bank advances	71,059	86,261
Notes payable	10,623	10,796
Series B mandatory redeemable preferred stock	268	268
Subordinated debentures	20,620	20,620
Other liabilities	12,378	11,211
Total liabilities	1,062,241	1,200,070
Commitments and contingent liabilities	-	-
Stockholders' equity		
Series A Convertible Preferred Stock (aggregate liquidation preference of $2,762)	500	500
Series C Fixed Rate, Cumulative Perpetual Preferred Stock (aggregate liquidation preference of $32,668)	30,810	30,190
Common stock, $1 par value, 15,000,000 shares authorized; 7,453,555 and 7,453,555 shares issued in 2010 and 2009	7,454	7,454
Surplus	74,721	74,741
Retained earnings (accumulated deficit)	(46,861)	21,486
Accumulated other comprehensive income (loss)	(1,589)	439
	65,035	134,810
Treasury stock, at cost, 1,405,150 shares – 2010 and 1,410,379 – 2009	(22,114)	(22,196)
Total stockholders' equity	42,921	112,614
Total liabilities and stockholders' equity	$ 1,105,162	$ 1,312,684

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED STATEMENT OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (IN THOUSANDS, EXCEPT PER SHARE DATA)

	2010	2009	2008
Interest income			
Loans	$ 41,750	$ 53,223	$ 62,975
Securities			
Taxable	5,958	8,696	9,032
Exempt from federal income taxes	1,024	1,246	1,405
Federal funds sold and other	112	80	106
Total interest income	48,844	63,245	73,518
Interest expense			
Deposits	14,569	20,554	27,555
Federal funds purchased and securities sold under agreements to repurchase	45	148	760
Federal Home Loan Bank advances	2,265	2,296	3,279
Series B mandatory redeemable preferred stock	16	16	50
Subordinated debentures	1,050	1,074	1,272
Notes payable	371	474	1,028
Total interest expense	18,316	24,562	33,944
Net interest income	30,528	38,683	39,574
Provision for loan losses	34,600	52,049	8,082
Net interest income (loss) after provision for loan losses	(4,072)	(13,366)	31,492
Noninterest income			
Service charges	5,264	6,421	7,303
Mortgage banking income	1,807	2,303	1,525
Electronic banking services	2,057	1,923	1,807
Bank-owned life insurance	1,038	1,048	1,022
Securities gains, net	2,701	251	848
Total other-than-temporary impairment losses	(5,452)	(15,814)	(2,735)
Portion of loss recognized in other comprehensive income (before taxes)	431	3,208	-
Net impairment on securities	(5,021)	(12,606)	(2,735)
Gain on sale of OREO	333	178	379
Gain on sale of other assets	1,695	128	1,309
Other income	944	1,065	1,951
	10,818	711	13,409
Noninterest expenses			
Salaries and employee benefits	14,549	16,195	16,283
Occupancy, net	3,200	3,364	3,598
Furniture and equipment	2,152	2,303	2,673
Marketing	350	783	1,228
Supplies and printing	399	458	470
Telephone	782	838	772
Data processing	1,567	1,510	1,309
FDIC insurance	3,372	2,780	184
Loan processing and collection costs	2,434	1,550	809
Goodwill impairment	15,880	8,451	724
OREO valuation adjustment	4,092	1,022	35
Amortization of intangible assets	1,258	1,537	1,883
Other expenses	5,854	5,867	5,777
	55,889	46,658	35,745

(Continued)

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED STATEMENT OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (IN THOUSANDS, EXCEPT PER SHARE DATA)

	2010	2009	2008
Income (loss) before income taxes	(49,143)	(59,313)	9,156
Income tax expense (benefit)	16,660	(21,234)	2,766
Net income (loss)	$ (65,803)	$ (38,079)	$ 6,390
Preferred stock dividends	1,924	1,810	207
Net income (loss) for common stockholders	$ (67,727)	$ (39,889)	$ 6,183
Basic earnings (loss) per common share for common stockholders	$ (11.20)	$ (6.61)	$ 1.02
Diluted earnings (loss) per common share for common stockholders	$ (11.20)	$ (6.61)	$ 1.02
Dividends per common share for common stockholders	$ -	$ 0.08	$ 0.55

See Accompanying Notes to Consolidated Financial Statements

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (IN THOUSANDS)

	Series A Convertible Preferred Stock	Series C Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total
Balance, January 1, 2008	$ 500	$ -	$ 7,438	$ 70,901	$ 60,344	$ 939	$ (21,246)	$ 118,876
Common stock dividends	-	-	-	-	(3,321)	-	-	(3,321)
Preferred stock dividends	-	-	-	-	(207)	-	-	(207)
Exercise of stock options (15,445 shares)	-	-	16	217	-	-	-	233
Share-based compensation	-	-	-	370	-	-	-	370
Purchase of 58,500 shares of treasury stock	-	-	-	-	-	-	(1,174)	(1,174)
Cumulative effect of BOLI post-retirement liability	-	-	-	-	(730)	-	-	(730)
Comprehensive income								
Net income	-	-	-	-	6,390	-	-	6,390
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	-	(4,529)	-	(4,529)
Total comprehensive income	-	-	-	-	-	-	-	1,861
Balance, December 31, 2008	$ 500	$ -	$ 7,454	$ 71,488	$ 62,476	$ (3,590)	$ (22,420)	$ 115,908
Common stock dividends	-	-	-	-	(482)	-	-	(482)
Preferred stock dividends	-	-	-	-	(1,810)	-	-	(1,810)
Deferred compensation distribution (17,685 shares)	-	-	-	(190)	-	-	278	88
Restricted stock awards forfeited (2,000 shares)	-	-	-	52	-	-	(54)	(2)
Share-based compensation	-	-	-	294	-	-	-	294
Issued 32,668 shares of series C preferred stock	-	32,668	-	-	-	-	-	32,668
Issued warrants to purchase 508,320 shares of common stock	-	(3,097)	-	3,097	-	-	-	-
Series C preferred stock discount accretion	-	619	-	-	(619)	-	-	-
Comprehensive income (loss)								
Net income (loss)	-	-	-	-	(38,079)	-	-	(38,079)
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	-	4,029	-	4,029
Total comprehensive income (loss)	-	-	-	-	-	-	-	(34,050)
Balance, December 31, 2009	$ 500	$ 30,190	$ 7,454	$ 74,741	$ 21,486	$ 439	$ (22,196)	$ 112,614

(Continued)

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (IN THOUSANDS)

	Series A Convertible Preferred Stock	Series C Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total
Balance, December 31, 2009	$ 500	$ 30,190	$ 7,454	$ 74,741	$ 21,486	$ 439	$ (22,196)	$ 112,614
Common stock dividends	-	-	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	(1,924)	-	-	(1,924)
Deferred compensation distribution (5,229 shares)	-	-	-	(75)	-	-	82	7
Share-based compensation	-	-	-	55	-	-	-	55
Series C preferred stock discount accretion	-	620	-	-	(620)	-	-	-
Comprehensive income (loss)								
Net income (loss)	-	-	-	-	(65,803)	-	-	(65,803)
Net change in fair value of securities classified as available-for-sale, net of income taxes and reclassification adjustments	-	-	-	-	-	(2,028)	-	(2,028)
Total comprehensive income (loss)	-	-	-	-	-	-	-	(67,831)
Balance, December 31, 2010	$ 500	$ 30,810	$ 7,454	$ 74,721	$ (46,861)	$ (1,589)	$ (22,114)	$ 42,921

See Accompanying Notes to Consolidated Financial Statements.

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (IN THOUSANDS)

	2010	2009	2008
Cash flows from operating activities			
Net Income (loss)	$ (65,803)	$ (38,079)	$ 6,390
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	2,445	2,600	2,841
Goodwill impairment	15,880	8,451	724
Goodwill impairment related to sale of Wealth Management	-	163	340
Amortization of intangible assets	1,258	1,537	1,883
Amortization of mortgage servicing rights, net	687	826	482
Amortization of bond premiums, net	2,766	952	534
Mortgage servicing valuation allowance	225	-	-
Income tax valuation allowance	30,318	-	-
Share based compensation	111	346	370
Gain on sale of branches	(1,179)	-	(1,107)
Provision for loan losses	34,600	52,049	8,082
Provision for deferred income taxes	(11,105)	(16,343)	(2,077)
Earnings on bank-owned life insurance	(1,038)	(1,048)	(1,022)
Other-than-temporary impairment, securities	5,021	12,606	2,735
OREO valuation allowance	4,092	1,057	-
Securities sale losses/(gains), net	(2,701)	(251)	(848)
Gain on sale of other assets, net	(516)	(128)	-
Gain on sale of OREO	(333)	(178)	(379)
Gain on sale of loans	(1,784)	(2,232)	(1,116)
Proceeds from sale of loans held for sale	82,394	132,758	72,101
Origination of loans held for sale	(80,816)	(129,895)	(70,947)
Change in assets and liabilities			
(Increase) decrease in other assets	4,690	(3,151)	(604)
Increase (decrease) in other liabilities	(865)	(953)	(160)
Net cash provided by operating activities	18,347	21,087	18,222
Cash flows from investing activities			
Proceeds from paydowns of securities available for sale	$ 69,619	$ 46,259	$ 34,018
Proceeds from calls and maturities of securities available for sale	19,064	20,088	86,930
Proceeds from sales of securities available for sale	112,522	8,854	-
Purchases of securities available for sale	(162,581)	(104,618)	(133,684)
Purchase of Bank-owned life insurance	-	(400)	-
Net decrease (increase) in loans	96,249	85,598	(103,287)
Purchase of premises and equipment	132	(484)	(375)
Proceeds from sale of OREO	4,329	2,344	10,486
Sale of branches, net of premium received	(11,726)	-	(19,498)
Net cash provided by (used in) investing activities	127,608	57,641	(125,410)

(Continued)

CENTRUE FINANCIAL CORPORATION
PART II
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (IN THOUSANDS)

	2010	2009	2008
Cash flows from financing activities			
Net increase (decrease) in deposits	$ (104,050)	$ 5,469	$ 68,419
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(37)	(30,081)	1,369
Repayment of advances from the Federal Home Loan Bank	(69,202)	(244,024)	(719,332)
Proceeds from advances from the Federal Home Loan Bank	54,000	190,000	738,000
Payments on notes payable	(173)	(9,030)	(4,226)
Proceeds from notes payable	-	-	10,250
Dividends on common stock	-	(482)	(3,321)
Dividends on preferred stock	-	(1,810)	(207)
Redemption of preferred stock	-	-	563
Proceeds from exercise of stock options	-	-	233
Net proceeds from preferred stock issued	-	32,668	-
Purchase of treasury stock	-	-	(1,174)
Net cash provided by (used in) financing activities	(119,462)	(57,290)	90,574
Net increase (decrease) in cash and cash equivalents	26,493	21,438	(16,614)
Cash and cash equivalents			
Beginning of year	56,452	35,014	51,628
End of year	$ 82,945	$ 56,452	$ 35,014
Supplemental disclosures of cash flow information			
Cash payments for			
Interest	$ 18,405	$ 24,741	$ 35,927
Income taxes	-	1,028	5,629
Transfers from loans to other real estate owned	17,483	6,908	20,075

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Centrue Financial Corporation is a bank holding company organized under the laws of the State of Delaware. When we use the terms "Centrue," the "Company," "we," "us," and "our," we mean Centrue Financial Corporation, a Delaware Corporation, and its consolidated subsidiaries. When we use the term the "Bank," we are referring to our wholly owned banking subsidiary, Centrue Bank. The Company and the Bank provide a full range of banking services to individual and corporate customers located in markets extending from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois down to the metropolitan St. Louis area. These services include demand, time, and savings deposits; business and consumer lending; and mortgage banking. Additionally, brokerage, asset management, and trust services are provided to our customers on a referral basis to third party providers. The Company is subject to competition from other financial institutions and nonfinancial institutions providing financial services. Additionally, the Company and the Bank are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Basis of Presentation

For purposes of the Consolidated Statements of Cash Flows, management has defined cash and cash equivalents to include cash and due from banks, federal funds sold, and other short-term investments. The Company uses the accrual basis of accounting for financial reporting purposes.

Use of Estimates

The accounting and reporting policies of the Company and its subsidiaries conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates which are particularly susceptible to significant change in the near term relate to the fair value of investment securities, the determination of the allowance for loan losses, including valuation of real estate and other collateral, valuation of other real estate owned, other-than-temporary impairment of securities, ability to realize our deferred tax assets and the fair value of reporting unit goodwill.

Cash flows

Cash and cash equivalents includes cash, deposits with other financial institutions with maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, repurchase agreements, and federal funds purchased. Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities

Available-for-sale. Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of related deferred income taxes, recorded in stockholders' equity as a separate component of other comprehensive income. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recognized on a trade date basis. Realized securities gains or losses are reported in securities gains (losses), net in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. On a quarterly basis, the Company makes an assessment to determine whether there have been any events or circumstances to indicate that a security for which there is an unrealized loss is impaired on an other-than-temporary ("OTTI") basis. In evaluating other-than-temporary impairment, the Company considers many factors including the severity and duration of the impairment; the financial condition and near-term prospects of the issuer, which for debt securities considers external credit ratings and recent downgrades; and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value. Securities for which there is an unrealized loss that is deemed to be OTTI are written down to fair value with the write-down recorded as a realized loss and included in net impairment on securities, but only to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income unless management intends to sell the security or believes it is more likely than not that it will be required to sell the security prior to full recovery.

For trust preferred collateralized debt obligations ("CDOs"), the issuer's financial condition, payment history, and ability to pay interest and repay principal according to the terms of the financial instrument, are analyzed. For multi-issuer securities, the analysis is conducted for each issuer. In analyzing an issuer's financial condition, the Company reviews relevant balance sheet, income statement and ratio information. Industry and market information are also considered. The Company considers whether the securities were issued by or have principal and interest payments guaranteed by the federal government or its agencies. The Company conducts regular reviews of the bond agency ratings of securities.

Interest income is reported net of amortization of premiums and accretion of discounts. Amortization of purchase premium or discount is included in interest income. Premiums and discounts on securities are amortized over the level-field method without anticipating prepayments except for mortgage backed securities where prepayments are anticipated.

Restricted Securities. Federal Home Loan Bank stock and Federal Reserve Bank stock are carried at cost and are included in restricted stock. The Corporation is required to maintain these equity securities as a member of both the Federal Home Loan Bank and the Federal Reserve System, and in amounts as required by these institutions. These equity securities are "restricted" in that they can only be sold back to the respective institutions or another member institution at par. Therefore, they are less liquid than other tradable equity securities, their fair value is equal to cost, and no impairment has been recorded during 2010, 2009, or 2008.

Loans

Loans are carried at the principal amount outstanding, including certain net deferred loan origination fees. Interest income on loans is accrued based on principal amounts outstanding. Loan and lease origination fees, fees for commitments that are expected to be exercised and certain direct loan origination costs are deferred and the net amount amortized over the estimated life of the related loans or commitments as a yield adjustment. Other credit-related fees are recognized as fee income when earned.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are sold with either servicing rights retained or servicing rights released. When retaining the servicing rights, the carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. When selling service released, the gain or loss is determined by comparing the selling price to the value of the mortgage sold.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Nonaccrual Loans. Generally, commercial loans and loans secured by real estate are designated as nonaccrual: (a) when either principal or interest payments are 90 days or more past due based on contractual terms unless the loan is sufficiently collateralized such that full repayment of both principal and interest is expected and is in the process of collection; or (b) when an individual analysis of a borrower's creditworthiness indicates a credit should be placed on nonaccrual status. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Future interest income may only be recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when the financial position of the borrower and other relevant factors indicate there is no longer doubt as to such collectability.

Charged-Off Loans. Commercial loans and loans secured by real estate are generally charged-off when deemed uncollectible. A loss is recorded at that time if the net realizable value can be quantified and it is less than the associated principal and interest. Consumer loans that are not secured by real estate are subject to mandatory charge-off at a specified delinquency date and are usually not classified as non-accrual prior to being charged-off. Consumer loans, which include installment, automobile, and single payment loans are generally charged-off in full no later than the end of the month in which the loan becomes 120 days past due.

Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the value of the underlying collateral. The Company evaluates the collectability of both principal and interest when assessing the need for loss accrual.

Troubled Debt Restructurings. In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructured loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from restructured loans in the calendar years subsequent to the restructuring if they are in compliance with modified terms. Generally, a nonaccrual loan that is a troubled debt restructuring remains on nonaccrual until such time that repayment of the remaining principal and interest is not in doubt, and the borrower has a period of satisfactory repayment performance.

90-Day Past Due Loans. 90 days or more past due loans are loans for which principal or interest payments become 90 days or more past due but that still accrue interest since they are loans that are well secured and in the process of collection.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. The allowance takes into consideration such factors as changes in the nature, volume, size and current risk characteristics of the loan portfolio, an assessment of individual problem loans, actual and anticipated loss experience, current economic conditions that affect the borrower's ability to pay, and other pertinent factors. Determination of the allowance is inherently subjective, as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Credit exposures deemed to be uncollectible are charged-off against the allowance, while recoveries of amounts previously charged-off are credited to the allowance. Additions to the allowance for loan losses are charged to operating expense through the provision for loan losses. The amount charged to operating expense in any given year is dependent upon a number of factors including historic loan growth and changes in the composition of the loan portfolio, net charge-off levels, and the Company's assessment of the allowance for loan losses based on the methodology discussed below.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Effective with the September 30, 2010 analysis, the methodology was enhanced to analyze the historical loss data by risk rating categories and make the support for the qualitative factors more robust. A modified migration analysis was implemented whereby a one year look back window is utilized for each twelve month period to determine what the risk rating was at the beginning of each period. Historical loss rates are then calculated for three groups of risk rating categories. Qualitative factors utilized take into consideration: a) Levels of and trends in delinquencies and impaired loans; b) Levels of and trends in charge-offs and recoveries; c) Trends in the volume and terms of loans; d) Effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practices; e) Experience, ability, and depth of lending management and other relevant staff; f) Industry conditions, as well as national and local economic trends and conditions; g) Effects of changes in credit concentrations; and h) Levels of and trends in past due and non-performing loans. The enhancements made to the methodology did not result in a significant change in the allowance for loan losses balance.

The allowance for loan losses consists of estimations performed pursuant to GAAP requirements. The allowance for loan losses consists of specific reserves established for expected losses on individual loans for which the recorded investment in the loan exceeds the value of the loan and reserves based on historical loan loss experience for each loan category adjusted for other factors.

The specific reserves component of the allowance for loan losses is based on a regular analysis of impaired loans exceeding a fixed dollar amount where the internal credit rating is at or below a predetermined classification. A loan is considered impaired when it is probable that the Company will be unable to collect all contractual principal and interest due according to the terms of the loan agreement. Loans subject to impairment valuation are defined as non-accrual and restructured loans exclusive of smaller homogeneous loans. Impairment is measured by estimating the fair value of the loan based on the present value of expected future cash flows, discounted at the loan's initial effective interest rate or the fair value of the underlying collateral less costs to sell, if repayment of the loan is collateral-dependent. If the estimated fair value of the loan is less than the recorded book value, a valuation allowance is established as a component of the allowance for loan losses.

The component of the allowance for loan losses based on historical loan loss experience is determined mathematically using a modified loss migration analysis that examines loss experience over the most recent 3-year period and the related internal grading of loans charged-off. The modified loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The loss component based upon historical loss experience is adjusted for management's estimate of those losses incurred within the loan portfolio, that have yet to be manifested in historical charge-off experience.

The establishment of the allowance for loan losses involves a high degree of judgment and includes a level of imprecision given the difficulty of identifying all of the factors impacting loan repayment and the timing of when losses actually occur.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Most of the Company's growth and business activity with large dollar credit facilities is with customers located in St. Louis County, Missouri. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in the St. Louis County area. Additionally, the Company has a high concentration of real estate development loans.

Mortgage Servicing Rights

Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with noninterest expense in the other expense line on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income which is reported on the income statement as mortgage banking income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Premises and Equipment

Premises, furniture and equipment, and leasehold improvements are stated at cost less accumulated depreciation and land is carried at cost. Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the asset or the lease term. Rates of depreciation are generally based on the following useful lives: buildings, 25 to 40 years; building improvements, typically 3 to 15 years but longer under limited circumstances; and furniture and equipment, 3 to 10 years. Gains on dispositions are included in other income, and losses on dispositions are included in other expense on the Consolidated Statements of Income. Maintenance and repairs are charged to operating expenses as incurred, while improvements that extend the useful life of assets are capitalized and depreciated over the estimated remaining life.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in other noninterest expense on the Consolidated Statements of Income.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Other Real Estate Owned

Other real estate owned includes properties acquired in partial or total satisfaction of certain loans. Properties are initially recorded at fair value, which represents the estimated sales price of the properties on the date acquired less estimated selling costs, establishing a new cost basis. Any write-downs in the carrying value of a property at the time of acquisition are charged against the allowance for loan losses. Management periodically reviews the carrying value of other real estate owned. Any write-downs of the properties subsequent to acquisition, as well as gains or losses on disposition and income or expense from the operations of other real estate owned, are recognized in operating results in the period they are realized.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank-Owned Life Insurance ("BOLI")

BOLI represents life insurance policies on the lives of certain Company officers and directors for which the Company is the sole beneficiary. These policies are recorded as an asset on the Consolidated Statements of Financial Condition at their cash surrender value adjusted for other charges or other amounts due that are probable at settlement. The change in cash surrender value and insurance proceeds received are recorded as bank-owned life insurance income on the Consolidated Statements of Income in noninterest income. Management performs a monthly analysis to determine the current cash surrender value and adjusts the value accordingly. These policies have an approximate cash surrender value of $30.4 million and $29.4 million at December 31, 2010 and 2009, respectively.

In September 2006, the FASB Emerging Issues Task Force finalized guidance on the accounting treatment for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability is based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. Upon adoption, the Company recorded a $0.7 million reduction to the beginning balance of retained earnings as of January 1, 2008.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets of businesses acquired using the purchase method of accounting. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is tested at least annually for impairment, or more often if events or circumstances indicate that there may be impairment. Identified intangible assets that have a finite useful life are amortized over that life in a manner that reflects the estimated decline in the economic value of the identified intangible asset. Identified intangible assets that have a finite useful life are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and, when appropriate, the

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

amortization period is also reduced. Unamortized intangible assets associated with disposed assets are included in the determination of gain or loss on the sale of the disposed assets.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch company acquisitions. They are initially measured at fair value and then are amortized over ten years using an accelerated method. Management reviews intangible assets at least annually for impairment and any such impairment will be recognized in the period identified.

Repurchase agreements

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and in Illinois and Missouri. The provision for income taxes is based on income in the financial statements, rather than amounts reported on the Company's income tax return. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur. The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established for any deferred tax asset for which recovery or settlement is unlikely. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company is no longer subject to examination by federal taxing authorities for the tax year 2006 and the years prior.

Earnings Per Share ("EPS")

Basic EPS is computed by dividing net income applicable to common shares by the weighted-average number of common shares outstanding for the period. The basic EPS computation excludes the dilutive effect of all common stock equivalents. Diluted EPS is computed by dividing net income applicable to common shares by

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

the weighted-average number of common shares outstanding plus all potential common shares and Series A convertible preferred shares. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company's potential common shares represent shares issuable under its long-term incentive compensation plans. Such common stock equivalents are computed based on the treasury stock method using the average market price for the period.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of the stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. See Note 5 for additional information.

Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorizes its board of directors to fix or alter the rights, preferences, privileges, and restrictions of 200,000 shares of preferred stock.

The Company has the following classes of preferred stock issued or authorized:

Series A Convertible Preferred Stock: The Company has authorized 2,765 shares of Series A Convertible Preferred Stock. There were 2,762.24 shares of Series A Convertible Preferred Stock issued at December 31, 2010 and 2009. Preferential cumulative cash dividends are payable quarterly at an annual rate of $75.00 per share. Dividends accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. The shares of Series A Preferred Stock are convertible into 172,042 common shares. Series A Preferred Stock is not redeemable for cash. Upon dissolution, winding up, or liquidation of the Company, voluntary or otherwise, holders of Series A Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series A Preferred Stock.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Series B Mandatory Redeemable Preferred Stock: The Company has authorized 1,092 shares of Series B Mandatory Redeemable Preferred Stock. There were 268 shares of Series B Mandatory Redeemable Preferred Stock issued at December 31, 2010 and 2009 respectively, which are shown in other liabilities in accordance with accounting guidance. In December, 2008, 563 shares were redeemed at the shareholder's request. Preferential cumulative cash dividends are payable quarterly at an annual rate of $60.00 per share. Dividends accrue on each share of Series B Preferred Stock from the date of issuance and from day to day, thereafter, whether or not earned or declared.

Each original holder of Series B Preferred Stock (or upon such holder's death, their executor or personal representatives) will have the option, exercisable at their sole discretion, to sell, and the Company become obligated to redeem such holder's shares of Series B Preferred Stock upon the earlier to occur of the death of the respective original holder of Series B Preferred Stock or August 6, 2006. The per share price payable by the Company for such shares of Series B Preferred Stock will be equal to $1,000 per share, plus any accrued but unpaid dividends. Upon dissolution, wind up, or liquidation of the Company, voluntary or otherwise, holders of Series B Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series B Preferred Stock.

Series C Fixed Rate Cumulative Perpetual Preferred Stock: The Company has authorized 32,668 shares of Series C Fixed Rate Cumulative Perpetual Preferred Stock with a $1,000 per share liquidation preference, and a warrant to purchase up to 508,320 shares of the Company's common stock at an exercise price of $9.64 per share. There were 32,668 shares of Series C Fixed Rate Cumulative Perpetual Preferred Stock issued at December 31, 2010 and 2009. Dividends accrue on each share of Series C Preferred Stock from the date of issuance. Management is accreting the discount on the preferred stock over a five year life using an effective yield.

The Series C Fixed Rate Cumulative Perpetual Preferred Stock issued by the Company pays cumulative dividends of 5% a year for the first five years and 9% a year thereafter. The Company may, at its option, redeem the preferred securities at their liquidation preference plus accrued and unpaid dividends at any time. Both the preferred securities and the warrant are accounted for as components of regulatory Tier 1 capital. The securities purchase agreement, between the Company and the Treasury, limits the payment of dividends on the Common Stock to a quarterly cash dividend of $0.14 per share, limits the Company's ability to repurchase its Common Stock, and subjects the Company to certain executive compensation limitations.

Dividend Restrictions

Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the subsidiary bank to the holding company or by the holding company to stockholders. As discussed in Note 18, the Company and the Bank are prohibited from declaring dividends.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income is the total of reported net income and all other revenues, expenses, gains, and losses that bypass reported net income under GAAP. As of December 31, 2010, the Company included unrealized gains or losses on securities available-for-sale in other comprehensive income.

Treasury Stock

Treasury stock acquired is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Statements of Financial Condition. Treasury stock issued is valued based on the "last in, first out" inventory method. The difference between the consideration received upon issuance and the carrying value is charged or credited to surplus.

Segment Information

The Company discloses operating segments based on the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. See Note 22 for additional information.

Internal financial information is primarily reported and aggregated in the following lines of business: retail, commercial, treasury and other.

Reclassifications

Certain prior year account balances, with no effect on net income (loss) or stockholders' equity, have been reclassified to be consistent with the classifications adopted as of and for the year ended December 31, 2010.

Adoption of New Accounting Standards

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company elected to early-adopt this guidance as of January 1, 2009.

In June 2009, the FASB issued guidance on accounting for transfers of financial assets. This guidance amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this guidance

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

were also amended and apply to transfers that occurred both before and after the effective date of this Statement. The adoption of this guidance did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This guidance also requires additional disclosures about an enterprise's involvement in variable interest entities. This guidance was effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The adoption of this guidance did not have a material effect on the Company's financial statements.

Note 2. Business Acquisitions and Divestitures

On March 28, 2008, the Company completed the sale of its Hanover and Elizabeth branches to Apple River State Bank headquartered in Apple River, Illinois. Apple River assumed approximately $22.7 million in deposits and acquired $14.7 million in loans, and $0.4 million in premises and equipment. The net gain on the sale was $0.5 million.

On June 6, 2008, the Company completed the sale of its Manlius and Tampico branches to Peoples National Bank headquartered in Kewanee, Illinois. Peoples National assumed approximately $29.5 million in deposits and acquired $17.6 million in loans and $0.2 million in premises and equipment. The net gain on the sale was $0.6 million.

On August 29, 2008, the Company completed the sale of its Asset Management product line to Vezzetti Capital Management. There was no gain or loss recorded on this transaction.

On September 18, 2008, the Company completed the sale of its brokerage product line. The net loss on sale was $0.03 million.

On January 23, 2009, the Company completed the sale of its Trust unit of the Wealth Management division to Hometown National Bank headquartered in LaSalle, Illinois. The Company's loss on the sale was attributed to the allocation of $0.1 million impairment of goodwill allocated to the completion of the sale of this division.

On June 30, 2010, the Company completed the sale of its Effingham branch to Washington Savings Bank headquartered in Effingham, Illinois. Washington Savings Bank assumed approximately $19.5 million in deposits and acquired $5.9 million in loans. The net gain on the sale was $1.2 million.

Management has analyzed on an overall basis the impact of the above divestitures on an individual and aggregate basis and determined that per accounting guidance on disposal of long-lived assets, that the results for the asset divestitures is immaterial to the Company as a whole and does not require them to be reported as discontinued operations on the financial statements.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities

The following table summarizes the fair value of available-for-sale securities, the related gross unrealized gains and losses recognized in accumulated other comprehensive income, and the amortized cost as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
U.S. government agencies	$ 6,917	$ 168	$ -	$ 7,085
States and political subdivisions	27,825	531	(8)	28,348
U.S. government agency residential mortgage-back securities	145,907	2,070	(131)	147,846
Collateralized mortgage obligations:				
Agency	20,543	192	-	20,735
Private Label	4,943	70	(77)	4,936
Equity securities	2,213	41	-	2,254
Collateralized debt obligations:				
Single Issue	3,846	3	-	3,849
Pooled	8,593	42	(4,213)	4,422
	$ 220,787	$ 3,117	$ (4,429)	$ 219,475

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
U.S. government agencies	$ 3,750	$ 216	$ -	$ 3,966
States and political subdivisions	35,473	1,093	(25)	36,541
U.S. government agency residential mortgage-back securities	195,229	3,203	(249)	198,183
Collateralized mortgage obligations:				
Agency	3,208	53	-	3,261
Private Label	11,294	8	(137)	11,165
Equity securities	1,886	55	(43)	1,898
Collateralized debt obligations:				
Single Issue	-	-	-	-
Pooled	13,216	-	(3,458)	9,758
	$ 264,056	$ 4,628	$ (3,912)	$ 264,772

The amounts below include the activity for available-for-sale securities related to sales, maturities and calls:

	Years Ended December 31,		
	2010	2009	2008
Proceeds from calls and maturities	$ 19,064	$ 20,088	$ 86,930
Proceeds from sales	112,522	8,854	-
Realized gains	2,739	251	848
Realized losses	(38)	-	-
Net impairment loss recognized in earnings	(5,021)	(12,606)	(2,735)
Tax benefit (provision) related to net realized gains and losses	896	4,773	729

The amortized cost and fair value of the investment securities portfolio are shown below by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities (Continued)

	December 31, 2010	
	Amortized Cost	Fair Value
Due in one year or less	$ 12,709	$ 12,864
Due after one year through five years	10,428	10,743
Due after five years through ten years	7,315	7,480
Due after ten years	16,729	12,617
U.S. government agency mortgage-backed securities	145,907	147,846
Collateralized mortgage obligations	25,486	25,671
Equity securities	2,213	2,254
	$ 220,787	$ 219,475

At December 31, 2010, the Company held callable securities with a fair value and amortized cost of $22.0 million and $25.9 million, respectively. At December 31, 2009, the Company held callable securities with a fair value and amortized cost of $24.4 million and $29.3 million, respectively.

Securities with carrying values of approximately $154.1 million and $182.6 million at December 31, 2010 and 2009, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law. At year end 2010 and 2009, there were no holdings of securities of any one issuer, other than the U.S. Government agencies in an amount greater than 10% of stockholders' equity.

The Company does not have any securities classified as trading or held-to-maturity.

Securities with unrealized losses not recognized in income are as follows presented by length of time individual securities have been in a continuous unrealized loss position:

December 31, 2010	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
State and political subdivisions	$ 664	$ (3)	$ 350	$ (5)	$ 1,014	$ (8)
U.S. government agency residential mortgage-backed securities	17,216	(131)	-	-	17,216	(131)
Collateralized residential mortgage obligations: Private Label	-	-	2,559	(77)	2,559	(77)
Collateralized debt obligations: Pooled	-	-	4,330	(4,213)	4,330	(4,213)
Total temporarily impaired	$ 17,880	$ (134)	$ 7,239	$ (4,295)	$ 25,119	$ (4,429)

December 31, 2009	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
State and political subdivisions	$ 444	$ (6)	$ 777	$ (19)	$ 1,221	$ (25)
U.S. government agency residential mortgage-backed securities	40,920	(249)	-	-	40,920	(249)
Collateralized residential mortgage obligations: Private Label	-	-	9,841	(137)	9,841	(137)
Equities	-	-	51	(43)	51	(43)
Collateralized debt obligations: Pooled	-	-	9,758	(3,458)	9,758	(3,458)
Total temporarily impaired	$ 41,364	$ (255)	$ 20,427	$ (3,657)	$ 61,791	$ (3,912)

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities (Continued)

Unrealized losses on agency bonds have not been recognized into income because the issuer(s) bonds are of high credit quality (rated AA or higher), management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds(s) approach maturity.

At December 31, 2010, approximately 85.21% of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored enterprises and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not intend to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

The Company's mortgage-backed securities portfolio includes three private labeled collateralized mortgage obligations with a market value of $4.9 million and unrealized losses of $0.1 million at December 31, 2010. These non-agency mortgage-backed securities were rated AAA at purchase. The Company monitors to insure it has adequate credit support and as of December 31, 2010, year-to-date other than temporary impairment ("OTTI") was realized on the three non-agency CMO instruments for a recorded loss of $0.3 million. For the remaining mortgage-backed securities, the Company believes there is no OTTI and does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery.

The Company's unrealized losses relate primarily to its investment in pooled trust preferred securities included in collateralized debt obligations ("CDO"). The decline in fair value is primarily attributable to temporary illiquidity and the financial crisis affecting these markets and not necessarily the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that the Company would be able to recover its investment in these securities if the Company sold the securities at this time.

Our OTTI evaluation model includes the seven CDOs making up this portfolio with an $8.6 million book value, after impairment. These securities were rated high quality (A3 and above) at inception, but at December 31, 2010, these securities were rated as Ca, which are defined as highly speculative and/or default, with some recovery; and C, which is the lowest rating. The issuers in these securities are primarily banks, but some of the pools do include a limited number of insurance companies. The Company uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to ensure there are no adverse changes in cash flows during the period. The OTTI model considers the structure and term of the CDO and the financial condition of the underlying issuers in addition to detailing interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model include expected future default rates and prepayments. We assume no recoveries on defaults and treat all interest payment deferrals as defaults. In addition we use the model to "stress" each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Company's note class. For the year ended December 31, 2010, our model indicated OTTI of $4.7 million on five of the seven CDOs, all of which experienced additional defaults or deferrals and/or prepayments during the period in which the OTTI was recognized. These securities remained classified as available for sale at December 31, 2010, and together, the seven securities accounted for $4.2 million of the unrealized loss in the other securities category at December 31, 2010.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 3. Securities (Continued)

The following table below presents a roll forward of the credit losses recognized in earnings for the year ended December 31, 2010 and 2009:

Beginning balance, January 1, 2010	$	15,341
Amounts related to credit loss for which an other-than-temporary impairment was not previously recognized		-
Additions/Subtractions		
Amounts realized for securities sold during the period		-
Amounts related to securities for which the company intends to sell or that it will be more likely than not that the company will be required to sell prior to recovery of amortized cost basis		-
Reduction for increase in cash flows expected to be collected that are recognized over the remaining life of the security		-
Increases to the amount related to the credit loss for which other-than-temporary was previously recognized		5,021
Ending balance, December 31, 2010	$	20,362
Beginning balance, January 1, 2009	$	2,735
Amounts related to credit loss for which an other-than-temporary impairment was not previously recognized		10,906
Additions/Subtractions		
Amounts realized for securities sold during the period		-
Amounts related to securities for which the company intends to sell or that it will be more likely than not that the company will be required to sell prior to recovery of amortized cost basis		-
Reduction for increase in cash flows expected to be collected that are recognized over the remaining life of the security		-
Increases to the amount related to the credit loss for which other-than-temporary was previously recognized		1,700
Ending balance, December 31, 2009	$	15,341

Note 4. Loans

The major classifications of loans follow:

	Aggregate Principal Amount December 31,	
	2010	2009
Commercial	$ 87,226	$ 111,105
Agricultural & AGRE	44,289	39,820
Construction, land & development	72,078	128,309
Commercial RE	342,208	389,534
1-4 family mortgages	172,666	211,695
Consumer	3,404	4,632
Total loans	$ 721,871	$ 885,095
Allowance for loan losses	(31,511)	(40,909)
Loans, net	$ 690,360	$ 844,186

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans (Continued)

The credit quality indicator utilized by the Company to internally analyze the loan portfolio is the internal risk rating. Internal risk ratings of 0 to 5 are considered pass credits, a risk rating of a 6 is special mention, a risk rating of a 7 is substandard, and a risk rating of an 8 is doubtful. Loans classified as pass credits have no material weaknesses and are performing as agreed. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following table presents the commercial loan portfolio by internal risk rating:

Dec. 31, 2010	Commercial			Construction	Commercial Real Estate		
Internal Risk Rating	Closed end	Lines of Credit	AG & AG RE	Land & Development	Owner-occupied	Non-Owner Occupied	Total
1-2	$ 2,294	$ 331	$ 8,527	$ 4,700	$ 8,559	$ 1,479	$ 25,890
3	3,935	7,333	10,873	1,237	17,673	23,045	64,096
4	21,225	24,042	16,742	1,500	76,491	61,468	201,468
5	10,483	4,768	3,588	8,720	21,389	42,495	91,443
6	1,217	4,506	42	7,232	3,206	20,821	37,024
7	2,149	4,898	4,517	48,689	25,075	40,507	125,835
8	-	45	-	-	-	-	45
Total	$ 41,303	$ 45,923	$ 44,289	$ 72,078	$ 152,393	$ 189,815	$ 545,801

The following table presents the Retail Residential Loan Portfolio by Internal Risk Rating:

Internal Risk Rating	Residential – 1-4 family Senior Lien	JR Lien & Lines of Credit	Total
Dec. 31, 2010			
Unrated	$ 99,852	$ 55,147	$ 154,999
Special mention	1,034	1,769	2,803
Substandard	13,707	1,157	14,864
Total	$ 114,593	$ 58,073	$ 172,666

The retail residential loan portfolio is generally unrated. Delinquency is a typical factor in adversely risk rating a credit to a special mention or substandard.

An analysis of activity in the allowance for loan losses follows:

	Years Ended December 31, 2010	2009	2008
Balance at beginning of year	$ 40,909	$ 15,018	$ 10,755
Provision (credit) for loan losses	34,600	52,049	8,082
Recoveries	411	646	287
Loans charged off	(44,409)	(26,804)	(4,106)
Balance at end of year	$ 31,511	$ 40,909	$ 15,018

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans (Continued)

Troubled debt restructurings are separately identified for impairment disclosures. If a loan is considered to be collateral dependent loan, the troubled debt restructuring is reported, net, at the fair value of the collateral. The Company had troubled debt restructuring of $5.3 million and $0.7 million as of December 31, 2010 and 2009. Specific reserve of $0.4 million and $0.3 million were allocated to a customer whose loan terms have been modified in troubled debt restructuring as of December 31, 2010 and 2009. At December 31, 2010, nonaccrual troubled debt restructured loans were $5.0 million, as compared to $0.3 million at December 31, 2009. At December 31, 2010 and 2009 $0.3 million and $0.4 million of troubled debt structures were on accrual status. The Company has not committed to lend any additional amounts to customers with outstanding loans that are classified as troubled debt restructurings as of December 31, 2010 and 2009.

Dec. 31, 2010	Commercial	AG & AGRE	Construction, Land & Development	Commercial RE	1-4 Family Residential	Consumer	Total
Allowance for loan losses:							
Loans individually evaluated for impairment	$ 1,175	$ 328	$ 8,174	$ 6,487	$ 1,500	$ -	$ 17,664
Loans collectively evaluated for impairment	459	9	4,326	7,234	1,773	46	13,847
Total ending allowance balance	$ 1,634	$ 337	$ 12,500	$ 13,721	$ 3,273	$ 46	$ 31,511
Loan balances:							
Loans individually evaluated for impairment	$ 6,858	$ 4,516	$ 48,535	$ 51,652	$ 14,602	$ 1	$ 126,164
Loans collectively evaluated for impairment	80,368	39,773	23,543	290,556	158,064	3,403	595,707
Loans with an allowance recorded:	$ 87,226	$ 44,289	$ 72,078	$ 342,208	$ 172,666	$ 3,404	$ 721,871

The following tables present data on impaired loans:

Dec. 31, 2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance recorded:					
Commercial	$ 3,968	$ 5,805	$ -	$ 1,638	$ 133
Agricultural & AGRE	68	685	-	143	86
Construction, land & development	8,695	23,949	-	8,188	(395)
Commercial RE	22,129	26,581	-	15,795	313
1-4 family residential	2,838	2,953	-	3,069	104
Consumer	1	1	-	-	-
Subtotal	37,699	59,974	-	28,833	241
Loans with an allowance recorded:					
Commercial	1,715	2,890	1,175	4,228	140
Agricultural & AGRE	4,120	4,448	328	3,849	155
Construction, land & development	31,666	51,001	8,174	40,972	914
Commercial RE	23,036	34,695	6,487	28,443	635
1-4 family residential	10,264	12,812	1,500	11,481	856
Consumer	-	-	-	11	-
Subtotal	70,801	105,846	17,664	88,984	2,700
Total	$ 108,500	$ 165,820	$ 17,664	$ 117,817	$ 2,941
Commercial	$ 95,397	$ 150,055	$ 16,164	$ 103,256	$ 1,981
Residential	$ 13,102	$ 15,765	$ 1,500	$ 14,550	$ 960
Consumer	$ 1	$ 1	$ -	$ 11	$ -

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans (Continued)

	December 31, 2009	December 31, 2008
Year-end impaired loans for which an allowance has been provided	$ 129,655	$ 36,754
Year-end impaired loans for which no allowance has been provided	35,923	1,880
Total impaired loans	$ 165,578	$ 38,634
Allowance for loan loss allocated to impaired loans	$ 26,717	$ 8,357
Average recorded investment in impaired loans	116,260	19,156
Interest income recognized from impaired loans	11,376	1,760
Cash basis interest income recognized from impaired loans	9,322	1,803

Due to the economic conditions facing many of its customers, the Company determined that there were $56.5 million of loans that were classified as impaired but were considered to be performing loans at December 31, 2010.

The following table represents activity related to loan portfolio aging:

Dec. 31, 2010	30 – 59 days past due	60 -89 days past due	90 days past due or nonaccrual	Total Past Due	Current	Total Loans	Recorded Investment 90 days accruing
Commercial							
Closed end	$ 225	$ 1	$ 321	$ 547	$ 40,756	$ 41,303	$ -
Line of credit	-	-	4,089	4,089	41,834	45,923	-
Agricultural & AGRE	58	-	89	147	44,142	44,289	-
CRE – construction, land & develop	1,856	2,664	36,355	40,875	31,203	72,078	-
CRE – all other							
Owner occupied	633	217	12,361	13,211	139,182	152,393	-
Non-owner occupied	1,194	-	12,765	13,959	175,856	189,815	
Residential – 1-4 family							
Senior lien	2,111	866	3,143	6,120	108,473	114,593	58
Junior lien & lines of credit	862	300	566	1,728	56,345	58,073	-
Consumer	2	2	-	4	3,400	3,404	-
Total	$ 6,941	$ 4,050	$ 69,689	$ 80,680	$ 641,191	$ 721,871	$ 58

The following tables represent data for nonperforming loans:

	December 31, 2010
Commercial	
Closed end	$ 321
Line of credit	4,088
Agricultural & AGRE	89
CRE – construction, land & development	36,355
CRE – all other	
Owner occupied	12,361
Non-owner occupied	12,765
Residential – 1-4 family	
Senior lien	3,085
Junior lien & lines of credit	567
Consumer	-
Total	$ 69,631

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 4. Loans (Continued)

	December 31, 2009	December 31, 2008
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	80,121	10,318
Trouble Debt Restructuring	743	-
Total Nonperforming Loans	$ 80,864	$ 10,318

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Loans made to executive officers, directors, and their affiliates during 2010 were as follows:

Balance at December 31, 2009	$ 3,005
New loans, extensions, and modification	591
Repayments	(1,366)
Effect of changes in composition of related parties	435
Balance at December 31, 2010	$ 2,665

Note 5. Fair Value

The Company measures, monitors, and discloses certain of its assets and liabilities on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Fair value guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value into three broad levels based on the reliability of the input assumptions. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements and the categorization of where an asset or liability falls within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities traded in active markets.

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities

Available for Sale Securities. The fair value of securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). If the securities could not be priced using quoted market prices, observable

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (Continued)

market activity or comparable trades, the financial market was considered not active and the assets were classified as Level 3.

Pooled Trust Preferred Collateralized Debt Obligations ("CDO"). The assets included in Level 3 are CDOs. These securities were historically priced using Level 2 inputs. However, in 2008, the decline in the level of observable inputs and market activity for trust preferred CDOs by the measurement date was significant and resulted in unreliable external pricing. As such, the Company uses an internal other-than-temporary impairment ("OTTI") evaluation model to compare the present value of expected cash flows to the previous estimate to ensure there are no adverse changes in cash flows during the quarter. The OTTI model considers the structure and term of each CDO and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust-preferred securities. Assumptions used in the model include expected future default rates and prepayments.

We assume no recoveries on defaults and treat all interest payment deferrals as defaults. In addition, we use the model to "stress" each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Company's note class.

Each issuer in the tranche was analyzed using the Fitch ratings for the quarter and key financial data so that the issuer in each tranche can be divided between a pool of "performing" company and "under-performing" company. A factor is applied to the under-performing company for each quarter to project additional defaults and deferrals to be factored into the cash flow model. Three internal scenarios were developed that had different assumptions regarding the impact of the economic environment on additional defaults and deferrals for the upcoming quarters. On average, the additional deferrals for a specific CDO that were factored in to our calculation were approximately 5% of the performing balance of the instrument across the three scenarios. All of the additional deferrals for the three scenarios are factored in to the cash flow for each tranche. A discount factor to be applied to the London Interbank Offered Rate ("LIBOR") was developed for each specific tranche and incorporated to arrive at the discount rate for the CDO. The factor applied ranged from 200 basis points to 600 basis points based on the rating of the CDO and its gross-up factor for risk based capital. These rates were applied to calculate the net present value of the cash flows. The results of the three net present value calculations were weighted based on their likelihood of occurring. The scenarios were weighted 35%, 47% and 18%.

Finally, an independent valuation of our portfolio was obtained. This was weighted as the final overall step to arrive at our valuation for December 31, 2010 using 55% for the internal weighting and 45% for the external one. Due to market conditions as well as the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility.

At December 31, 2010, the Company held seven pooled trust preferred CDOs with an amortized cost of $8.6 million (after fourth quarter 2010 credit impairment). These securities were rated high quality (A3 and above) at inception, but at December 31, 2010, these securities were rated as Ca, which are defined as highly speculative and/or default, with some recovery; and C, which is the lowest rating. The issuers in these securities are primarily banks, but some of the pools do include a limited number of insurance companies.

The Company performed an analysis including evaluation for OTTI for each of the seven CDOs. During full-year 2010, our model indicated OTTI on five CDOs, with an aggregate cost basis (after impairment) of $4.3

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (Continued)

million. Total impairment for these five CDOs was $4.7 million. Management has determined that the remaining CDOs are deemed to be only temporarily impaired at year-end due to the projected cash flows adjusted for the possible further deterioration is sufficient to return the outstanding principal balance with interest at the stated rate. Specific ratings of our CDOs that have incurred OTTI during 2010 are listed below:

Issue	Tranche	Gross Amortized Cost	Fair Value	Gross Unrealized Gains/(Losses)	Ratings as of Dec 31, 2010 Moody's/S&P	Ratings as of Dec 31, 2009 Moody's/S&P
PreTSL VIII	B-1/B-2	616	342	(274)	C / NR	C / NR
PreTSL XII	B-1	2,807	1,037	(1,771)	Ca / NR	Ca / NR
PreTSL XIII	B-3	455	224	(231)	Ca / NR	Ca / NR
PreTSL XVI	B	306	63	(242)	Ca / NR	Ca / NR
PreTSL XXIV	C-2	109	24	(85)	Ca / NR	Caa3 / NR
		$ 4,293	$ 1,690	$ (2,603)		

Private Label CMOs. Private label CMOs were also evaluated using management's internal analysis process. These securities were rated high quality (A3 and above) at inception and are primarily supported by prime collateral, although the RAST Series security has some alt-a collateral support. During full-year 2010, our model indicated OTTI on three CMOs, with an aggregate cost basis (after impairment) of $4.9 million. Total impairment for these three CMOs was $0.3 million. Specific ratings of our CMOs that have incurred OTTI are listed below:

Issue	Tranche	Gross Amortized Cost	Fair Value	Gross Unrealized Gains/ (Losses)	Ratings as of Dec 31, 2010 Moody's/ S&P	Ratings as of Dec 31, 2009 Moody's/ S&P
RAST Series	A3	$ 1,049	$ 1,081	$ 32	NR / CCC	NR / CCC
BOAMS	A10	2,636	2,559	(77)	NR / BBB	NR / AAA
WFMBS Series	2A6	1,258	1,296	38	Ba2 / NR	Baa3 / NR
		$ 4,943	$ 4,936	$ (7)		

Single Issue Trust Preferred. During the third quarter of 2010, the Company purchased $3.8 million of single-issue trust preferred securities that are classified as available for sale. With respect to these securities, the Company looks at rating agency actions, payment history, the capital levels of the banks and the financial performance as filed in regulatory reports.

The Company's unrealized losses on other securities relate primarily to its investment in CDO securities. The decline in fair value is primarily attributable to temporary illiquidity and the financial crisis affecting these markets and not necessarily the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that the Company would be able to recover its investment in these securities if the Company sold the securities at this time. The Company does not intend to sell these securities nor is it more likely than not the Company will be required to sell these securities before its anticipated recovery.

Other Real Estate Owned ("OREO")

Other real estate owned includes properties acquired in partial or total satisfaction of certain loans. Properties are initially recorded at fair value, which represents the estimated sales price of the properties on the date acquired less estimated selling costs, establishing a new cost basis. Any write-downs in the carrying value of a property at the time of acquisition are charged against the allowance for loan losses. Management periodically

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (Continued)

reviews the carrying value of other real estate owned. Any write-downs of the properties subsequent to acquisition, as well as gains or losses on disposition and income or expense from the operations of other real estate owned, are recognized in operating results in the period they are realized.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes, by measurement hierarchy, the various assets and liabilities of the Company that are measured at fair value on a recurring basis:

	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
U.S. government agencies	$ 7,085	$ -	$ 7,085	$ -
State and political subdivisions	28,348	-	28,348	-
U.S. government agency residential mortgage-backed securities	147,846	-	147,846	-
Collateralized mortgage obligations:				
Agency	20,735	-	20,735	
Private Label	4,936	-	-	4,936
Equities	2,254	-	2,254	-
Collateralized debt obligations:				
Single Issue	3,849	-	3,849	-
Pooled	4,422	-	-	4,422
Available-for-sale securities	$ 219,475	$ -	$ 210,117	$ 9,358

	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009				
U.S. government agencies	$ 3,966	$ -	$ 3,966	$ -
State and political subdivisions	36,541	-	36,541	-
U.S. government agency residential mortgage-backed securities	198,183	-	198,183	-
Collateralized mortgage obligations:				
Agency	3,261	-	3,261	-
Private Label	11,165		1,376	9,789
Equities	1,898	-	1,898	-
Collateralized debt obligations				
Single Issue	-	-	-	-
Pooled	9,758	-	-	9,758
Available-for-sale securities	$ 264,772	$ -	$ 245,225	$ 19,547

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

The following table reconciles the beginning and ending balances of the assets of the Company that are measured at fair value on a recurring basis using significant unobservable inputs. There currently are no liabilities of the Company that are measured at fair value on a recurring basis using significant unobservable inputs.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (Continued)

	Securities Available for Sale			
	2010		2009	
	CDO's	CMO's	CDO's	CMO's
Beginning balance, January 1,	$ 9,758	$ 9,789	$ 19,848	$ -
Transfers into Level 3	-	-	-	10,655
Total gains or losses (realized/unrealized) included in earnings				
Security impairment	(4,745)	(276)	(12,191)	(415)
Payments received	-	(4,705)	-	(153)
Other changes in fair value	123	(1)	-	-
Included in other comprehensive income	(714)	129	2,101	(451)
Ending Balance, December 31,	$ 4,422	$ 4,936	$ 9,758	$ 9,789

Assets Measured at Fair Value on a Non-Recurring Basis

The following table summarizes, by measurement hierarchy, financial assets of the Company that are measured at fair value on a non-recurring basis.

	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010				
Impaired loans				
Commercial	$ 1,715	$ -	$ -	$ 1,715
Agricultural & AGRE	4,120	-	-	4,120
Construction, land & development	31,666	-	-	31,666
Commercial RE	23,036	-	-	23,036
1-4 family residential	10,264	-	-	10,264
OREO property				
Construction, land & development	9,317	-	-	9,317
Commercial RE	3,284	-	-	3,284
1-4 family residential	178	-	-	178
December 31, 2009				
Impaired loans	$ 102,938	$ -	$ -	$ 102,938
OREO property	11,107			11,107

The fair value of impaired loans with specific loan loss allocations is generally based on the most recent real estate appraisals, with further discounts applied, or discounted cash flows. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Judgments used to determine appraised values can be subjective, discounts applied can be significant, as the timing of expected cash flows can be fluid. All of these factors result in a Level 3 classification of the inputs for determining fair value.

Impaired loans had a carrying amount of $88.5 million with a specific loan loss allocations of $17.7 million in 2010, resulting in an additional provision for loan losses of $9.1 million for the period. In 2009, they had a carrying amount of $129.7 million with a valuation allowance of $26.7 million, resulting in an additional provision for loan losses of $17.7 million for that period. The majority of our impaired loans are collateralized by real estate.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 5. Fair Value (Continued)

During 2010, OREO properties with a carrying value of $16.9 million were written down to their fair value of $12.8 million, resulting in a charge to earnings of $4.1 million. This compares to 2009 when OREO properties with a carrying value of $17.3 million were written down to their fair value of $16.2 million, which resulted in a charge to earnings of $1.1 million during the year.

The Methods and Assumptions Used to Estimate Fair Value

The carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on the methods described above. The carrying value and fair value of the subordinated debentures issued to capital trusts are estimated using market data for similarly risk weighted items to value them. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of loans held for sale is based on market quotes. The fair value of debt and redeemable stock is based on current rates for similar financing. It was not practicable to determine the fair value of the restricted securities due to restrictions placed on its transferability. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	December 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 82,945	$ 82,945	$ 56,452	$ 56,452
Securities	219,475	219,475	264,772	264,772
Restricted securities	10,470	N/A	10,711	N/A
Net loans	690,360	657,529	844,186	808,446
Accrued interest receivable	3,860	3,860	4,709	4,709
Financial liabilities				
Deposits	931,105	935,371	1,054,689	1,059,766
Federal funds purchased and securities sold under agreements to repurchase	16,188	16,188	16,225	16,225
Federal Home Loan Bank advances	71,059	73,170	86,261	87,727
Notes payable	10,623	10,796	10,796	9,092
Subordinated debentures	20,620	9,865	20,620	11,383
Series B mandatory redeemable preferred stock	268	268	268	268
Accrued interest payable	3,962	3,962	4,051	4,051

Other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earning potential of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the trust operations, customer goodwill and similar items.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 6. Loan Sales and Servicing

Loans held for sale at year end related to our secondary mortgage market activities, located in the "Loans" section of our balance sheet, are as follows:

	December 31, 2010	December 31, 2009
Loans held for sale	$ 1,718	$ 1,512
Less: Allowance to adjust to lower of cost or fair value	-	-
Loans held for sale	$ 1,718	$ 1,512

The following summarizes the secondary mortgage market activities:

	Years Ended December 31, 2010	2009	2008
Proceeds from sales of mortgage loans	$ 82,394	$ 132,758	$ 72,101
Gain on sales of mortgage loans	$ 1,784	$ 2,232	$ 1,116

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows:

	December 31, 2010	December 31, 2009
Federal Home Loan Mortgage Corporation	$ 57,906	$ 75,438
Federal National Mortgage Association	271,040	265,484
IHDA	-	1,357
	$ 328,946	$ 342,279

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $2.6 million and $2.2 million at December 31, 2010 and 2009, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

	Years Ended December 31, 2010	2009	2008
Balance at beginning of year	$ 2,885	$ 2,890	$ 3,161
Originated mortgage servicing rights	452	821	211
Mortgage servicing valuation allowance	(225)	-	-
Amortization	(687)	(826)	(482)
Balance at end of year	$ 2,425	$ 2,885	$ 2,890

Management periodically evaluates assets for impairment. For purposes of measuring impairment, servicing assets are stratified by loan type. Impairment is recognized if the carrying value of servicing assets exceeds the fair value of the stratum. The fair value of capitalized mortgage servicing rights was $2.7 million and $2.9 million at December 31, 2010 and 2009, respectively. Fair value was determined using discount rates ranging from 9.50% to 17.00% and prepayment speeds ranging from 15.55% to 17.11% depending on the stratification of the specific right.

Estimated amortization expense for each of the next five years is as follows:

2011	$ 430
2012	420
2013	405
2014	400
2015	410

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 7. Premises and Equipment

Premises and equipment consisted of:

	December 31, 2010	December 31, 2009
Land	$ 9,183	$ 9,778
Buildings	20,419	22,789
Furniture and equipment	22,212	22,696
Construction in process	25	37
	51,839	55,300
Less accumulated depreciation	26,152	25,040
	$ 25,687	$ 30,260

Depreciation expense on premises and equipment totaled $2.4 million in 2010, $2.6 million in 2009, and $2.8 million in 2008.

During 2010, the Bank completed the sale of one branch and one operations building. These transactions reduced premises and equipment by $2.4 million and generated gains on sale of $1.4 million.

During 2008, the Company disposed of three buildings and abandoned leasehold improvements related to an exited lease contract. These actions resulted in a $0.5 million decrease of Premises and Equipment during the period.

Note 8. Participation in the Treasury Capital Purchase Program

On January 9, 2009, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with the United States Department of the Treasury ("U.S. Treasury"), pursuant to which the Company sold 32,668 shares of newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share and liquidation value $1,000 per share (the "Series C Preferred Stock") and also issued warrants (the "Warrants") to the U.S. Treasury to acquire an additional 508,320 shares of the Company's common stock at an exercise price of $9.64 per share.

The Series C Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series C Preferred Stock may be redeemed by the Company at any time subject to consultation with the Federal Reserve. The Series C Preferred Stock is not subject to any contractual restrictions on transfer.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its Common Stock will be subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.14) declared on the common stock prior to October 28, 2008. The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also will be restricted. These restrictions will terminate on the earlier of (a) the third anniversary of the date of issuance of the Preferred Stock or (b) the date on which the Preferred Stock has been redeemed in whole or the U.S. Treasury has transferred all of the Preferred Stock to third parties.

The Purchase Agreement also subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the "EESA"). In this connection, as a condition to the closing of the transaction, the Company's Senior Executive Officers (as defined in the Purchase Agreement) (the "Senior Executive Officers"), (i) voluntarily waived any claim against the U.S. Treasury or the Company for any changes to such officer's compensation or benefits that are required to

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 8. Participation in the Treasury Capital Purchase Program (Continued)

comply with the regulation issued by the U.S. Treasury under the TARP Capital Purchase Program and acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements as they relate to the period the U.S. Treasury owns the Preferred Stock of the Company; and (ii) entered into a letter with the Company amending the Benefit Plans with respect to such Senior Executive Officers as may be necessary, during the period that the Treasury owns the Preferred Stock of the Company, as necessary to comply with Section 111(b) of the EESA.

On August 10, 2009, the Company announced that it would defer scheduled dividend payments on the Series C, fixed rate cumulative, perpetual preferred stock. The Company is accruing the dividends in accordance to GAAP and the terms of the program at December 31, 2010 and 2009, the amounts accrued are $2.7 million and $1.0 million. The Company may, at its option, with regulatory concurrence, redeem the deferred securities at their liquidation preference plus accrued and unpaid dividends at any time.

Both the preferred securities and the warrant are accounted for as components of regulatory Tier 1 capital. Per accounting guidelines, the Company is accreting the discount for this instrument.

Note 9. Goodwill and Intangible Assets

Goodwill

Goodwill is tested annually for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit, which for the Company is the Bank. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.

Based upon impairment testing in the second quarter of 2009, Centrue Bank indicated potential impairment and was subjected to the second step of goodwill impairment testing. Centrue Bank experienced operating losses driven by the deterioration in the real estate markets and OTTI losses on trust preferred CDOs. The operating losses and the effects of the current economic environment on the valuation of financial institutions and the capital markets had a significant, negative effect on the fair value of Centrue Bank. As a result of applying the second step of the impairment test, Centrue Bank recorded goodwill impairment of $8.5 million in 2009.

Based upon impairment testing in the fourth quarter of 2009, Centrue Bank indicated potential impairment and was subjected to the second step of goodwill impairment testing. The results of the second step test indicated no additional impairment as the fair value of the balances supported the level of goodwill carried.

Based upon impairment testing in the fourth quarter of 2010, Centrue Bank indicated potential impairment and was subjected to the second step of goodwill impairment testing. As a result of applying the second step of the impairment test, all remaining goodwill associated with our banking operations was fully impaired, totaling $15.9 million.

The change in balance of goodwill during the year is as follows:

	December 31,	
	2010	2009
Beginning of year	$ 15,880	$ 24,494
Goodwill impairment due to sale of Wealth Management	-	(163)
Goodwill impairment	(15,880)	(8,451)
End of year	$ -	$ 15,880

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 9. Goodwill and Intangible Assets (Continued)

Acquired Intangible Assets

Acquired intangible assets were as follows as of year-end:

	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 14,124	$ 8,412	$ 14,124	$ 7,154
Other customer relationship intangibles	-	-	-	-
Missouri charter	581	-	581	-
Total	$ 14,705	$ 8,412	$ 14,705	$ 7,154

Aggregate amortization expense was $1.3 million, $1.5 million, and $1.9 million for 2010, 2009, and 2008, respectively.

Estimated amortization expense for subsequent years is as follows:

2011	$ 1,029
2012	951
2013	951
2014	951
2015	951
Thereafter	879

Note 10. Deposits

Deposit account balances by type are summarized as follows:

	December 31,	
	2010	2009
Non-interest-bearing demand deposit	$ 118,667	$ 119,313
Savings, NOW, and money market accounts	304,619	337,918
Time deposits of $100 or more	203,673	236,009
Other time deposits	304,146	361,449
	$ 931,105	$ 1,054,689

At December 31, 2010, the scheduled maturities of time deposits are as follows:

Year	Amount
2011	$ 345,791
2012	111,010
2013	8,186
2014	13,539
2015	29,200
Thereafter	93
	$ 507,819

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 10. Deposits (Continued)

Time certificates of deposit in denominations of $100 or more mature as follows:

	December 31,	
	2010	2009
3 months or less	$ 27,629	$ 58,557
Over 3 months through 6 months	42,794	35,790
Over 6 months through 12 months	41,232	56,334
Over 12 months	92,018	85,328
	$ 203,673	$ 236,009

At December 31, 2010 and 2009, brokered deposits account for $71.2 million and $66.5 million, respectively, of the totals from the table above and the majority of their maturities fell into the "Over twelve months" category in each year. Deposits from principal officers, directors and their affiliates at year end 2010 and 2009 were $1.6 million and $1.8 million.

Note 11. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are financing arrangements that generally mature within 90 days. Repurchase agreements are secured by U.S. Treasury and U.S. Agency securities and, if required, are held in third party pledge accounts. At maturity, the securities underlying the agreements are returned to the Company. Securities sold under agreements to repurchase are secured by mortgage-backed securities with a carrying value of $16.2 million at year-end 2010 and 2009. The securities underlying the agreements remain in the respective asset accounts. As of December 31, 2010, the Company did not have amounts at risk under repurchase agreements with any individual counterparty or group of counterparties that exceeded 10% of stockholders' equity. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2010	2009
Average daily balance during the year	$ 13,484	$ 27,631
Average interest rate during the year	0.33%	0.51%
Maximum month-end balance during the year	16,188	40,709
Weighted average interest rate at year-end	0.25%	0.61%

Note 12. Subordinated Debentures

The Company has two $10.0 million trust preferred issuances that were issued in April 2004 and April 2007 in cumulative trust preferred securities through special-purpose trusts Centrue Statutory Trust II (Trust II) and Centrue Statutory Trust III (Trust III). The proceeds of the offerings were invested by the trusts in junior subordinated deferrable interest debentures of Trust II and Trust III totaling $20.6 million. Trust II and Trust III are wholly-owned subsidiaries of the Company, and their sole assets are the junior subordinated deferrable interest debentures.

Distributions are cumulative and are payable quarterly at a variable rate of 2.65% over the LIBOR rate of 0.25% for Trust II and a 6.67% fixed rate for Trust III, respectively, (at a rate of 2.90% and 6.67% at December 31, 2010) per annum of the stated liquidation amount of $1,000 per preferred security. The interest rate for the Trust III debentures is fixed for five years and then transitions to a variable rate that is 1.65% over the LIBOR rate. Interest expense on the trust preferred securities was $1.1 million for each of the years ended December 31, 2010 and 2009. During the third quarter of 2009, the Company began deferring the interest payments on these instruments. All interest is accrued as of December 31, 2010. At December 31, 2010 and 2009, the amounts accrued are $1.6 million and $0.5 million. The obligations of the trust are fully and unconditionally guaranteed, on a subordinated basis, by the Company.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 12. Subordinated Debentures (Continued)

The trust preferred securities for the Trust II are redeemable upon the maturity of the debentures on April 22, 2034, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 22, 2009. The trust preferred securities for Trust III are redeemable upon the maturity of the debentures on April 19, 2037, or to the extent of any earlier redemption of any debentures by the Company, and are callable beginning April 19, 2012. Holders of the capital securities have no voting rights, are unsecured, and rank junior in priority of payment to all of the Company's indebtedness and senior to the Company's capital stock. For regulatory purposes, the trust preferred securities qualify as Tier 1 capital subject to certain provisions.

In accordance with accounting guidelines, the trusts are not consolidated with the Company's consolidated financial statements, but rather the subordinated debentures are shown as a liability and the Company's investment in the common stock for the trusts of $0.6 million is included in other assets.

Note 13. Borrowed Funds

At December 31, 2010 and 2009, $3.0 million and $8.0 million of FHLB advances have various call provisions. The Company maintains a collateral pledge agreement covering secured advances whereby the Company had $102.1 million collateral credited to the Company by the FHLB. This amount consists of pledged securities of $73.1 million earning us a collateral credit of $70.0 million. Additionally, the Company has pledged $53.6 million of first mortgage loans on improved residential and mixed use farm property free of all other pledges, liens, and encumbrances (not more than 90 days delinquent). The FHLB credits the Company $32.1 million for these. The Company has no variable rate advances at year-end 2010 and 2009. The advances are at fixed rates ranging from 2.15% to 4.90% at year-end 2010 and 0.42% to 4.90% at year-end 2009.

The scheduled maturities of advances from the FHLB at December 31, 2010 and 2009 are as follows:

	2010		2009	
Year	Average Interest Rate	Amount	Average Interest Rate	Amount
2010	-	$ -	1.81%	$ 15,200
2011	2.78%	48,000	2.78	48,000
2012	2.15	3,000	2.15	3,000
2013	4.61	59	4.61	61
2014	3.00	15,000	3.00	15,000
2015	-	-	-	-
Thereafter	4.37	5,000	4.37	5,000
	2.91%	$ 71,059	2.72%	$ 86,261

Notes payable consisted of the following at December 31, 2010 and 2009:

	2010	2009
Term note ($250) from Cole Taylor; interest due quarterly at the 90-day LIBOR plus 2.95% with a floor of 6.50%. The balance is due at maturity of March 31, 2015; secured by 100% of the stock of Centrue Bank.	250	250
Subordinated debt note ($10,000) from Cole Taylor; interest due quarterly at the 90-day LIBOR plus 2.95%. The balance is due at maturity of March 31, 2015; the debt is unsecured and intended to qualify as tier II capital for regulatory purposes.	10,000	10,000
A note to an individual related to a prior acquisition. The original amount was $2,000. The note was entered into on October 23, 2002 and carries an imputed interest of 5.25%. The note matures on October 24, 2012.	373	546
	$ 10,623	$ 10,796

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 13. Borrowed Funds (Continued)

As of December 31, 2010, the Company has $10.3 million outstanding per a loan agreement dated March 31, 2008. This original agreement was entered into with Bank of America and consisted of three credit facilities: a secured revolving line of credit, a secured term facility, and a subordinated debt. In February 2009, the loan agreement on the revolving line of credit was amended resulting in an aggregate principal amount of $20.3 million. The first credit facility consisted of a $10.0 million secured revolving line of credit which matured on June 30, 2009 and was not renewed by Bank of America. The second credit facility consists of a $0.3 million secured term facility, which will mature in March 31, 2015. The third credit facility consists of $10.0 million in subordinated debt, which also matures in March 31, 2015. On December 14, 2009, Bank of America transferred to Cole Taylor Bank all rights, title, interest in to and under the loan agreements dated March 31, 2008. Repayment of each of the remaining two credit facilities is interest only on a quarterly basis, with the principal amount of the loan due at maturity. The term credit facility is secured by a pledge of the stock of the Bank. The subordinated debt credit facility is unsecured and is intended to qualify as Tier II capital for regulatory purposes. The Company requires regulatory approval in order to make the quarterly interest payments under our debt agreements, refer to Note 18.

At December 31, 2010, the loan agreement contains customary covenants, including but not limited to, the Company and the Bank's maintenance of its status as well-capitalized, the Bank's maximum nonperforming assets to primary capital below 90%, and the Bank's minimum loan loss reserves to total loans of 3.00%. As a result of falling below well-capitalized levels, the Company was in violation of certain loan covenants at December 31, 2010. All payments remain current under the facility and the Company received a waiver of these covenants.

On March 7, 2011, the Company entered into an amendment with the lender, which modified the covenant relating to capitalization at the parent and bank level so that the Company returned to full compliance with the terms of its credit agreement. The amendment contains customary covenants, including but not limited to, the Company and the Bank's maintenance of its status as adequately capitalized and the Bank's minimum loan loss reserves to total loans of 3.00%.

Additionally, the Company has a note outstanding to an individual with an imputed interest rate of 5.25% maturing October 24, 2012 from a prior acquisition. The balance as of December 31, 2010 and December 31, 2009 was $0.4 million and $0.5 million, respectively.

Information concerning borrowed funds is as follows:

	Years Ended December 31,		
	2010	2009	2008
Federal Funds Purchased			
Year-end balance	$ -	$ -	$ 19,200
Maximum month-end balance during the year	-	8,600	35,700
Average balance during the year	28	1,039	8,991
Weighted average interest rate for the year	0.82%	0.71%	2.54%
Weighted average interest rate at year end	N/A	N/A	0.45%
Advances from the Federal Home Loan Bank			
Maximum month-end balance during the year	$ 86,161	$ 140,283	$ 140,285
Average balance during the year	77,031	87,547	119,800
Weighted average interest rate for the year	2.94%	2.62%	2.74%
Weighted average interest rate at year end	2.91%	2.72%	1.69%
Notes Payable			
Maximum month-end balance during the year	$ 10,796	$ 19,826	$ 24,016
Average balance during the year	10,722	11,740	19,628
Weighted average interest rate for the year	3.46%	4.04%	5.24%
Weighted average interest rate at year end	2.87%	3.38%	5.77%

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 14. Income Taxes

Income tax expense (benefit) consisted of:

	Years Ended December 31,		
	2010	2009	2008
Federal			
Current	$ (2,507)	$ (3,839)	$ 4,182
Deferred	(9,154)	(13,756)	(1,911)
	(11,661)	(17,595)	2,271
State			
Current	(46)	(1,052)	661
Deferred	(1,951)	(2,587)	(166)
	(1,997)	(3,639)	495
Change in valuation allowance	30,318	-	-
	$ 16,660	$ (21,234)	$ 2,766

The Company's income tax expense differed from the statutory federal rate of 34% as follows:

	Years Ended December 31,		
	2010	2009	2008
Expected income taxes	$ (16,709)	$ (20,166)	$ 3,113
Income tax effect of			
Change in valuation allowance	30,318	-	-
Interest earned on tax-free investments and loans	(415)	(513)	(646)
Nondeductible interest expense incurred to carry tax-free investments and loans	34	51	82
Nondeductible amortization	-	-	40
State income taxes, net of federal tax benefit	(1,318)	(2,402)	327
Building donation	(91)	(61)	-
Earnings on Bank-owned life insurance	(358)	(338)	(329)
Nondeductible goodwill impairment	5,399	2,225	-
Stock option expense	34	39	53
Nondeductible meals and health club dues	20	31	45
Other	(254)	(100)	81
	$ 16,660	$ (21,234)	$ 2,766

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 14. Income Taxes (Continued)

The significant components of deferred income tax assets and liabilities consisted of:

	December 31,	
	2010	2009
Deferred tax assets		
Allowance for loan losses	$ 12,172	$ 15,801
Other-than-temporary impairment on securities	7,865	5,926
Deferred compensation, other	163	274
Stock based expense	176	227
Net operating loss carryforwards	11,480	1,773
Securities available for sale	508	-
Deferred tax credits	693	148
OREO valuation allowance	1,989	408
Donation carryforward	340	154
Other	186	179
Total deferred tax assets	35,572	24,890
Deferred tax liabilities		
Depreciation	$ (27)	$ (581)
Adjustments arising from acquisitions	(1,577)	(1,695)
Mortgage servicing rights	(937)	(1,114)
Securities available-for-sale	-	(278)
Federal Home Loan Bank dividend received in stock	(783)	(783)
Deferred loan fees & costs	(414)	(500)
Prepaid expenses	(361)	(355)
Total deferred tax liabilities	(4,099)	(5,306)
Valuation allowance	(31,473)	(370)
Net deferred tax assets	$ -	$ 19,214

In accordance with current income tax accounting guidance, the Company assessed whether a valuation allowance should be established against their deferred tax assets (DTAs) based on consideration of all available evidence using a "more likely than not" standard. The most significant portions of the deductible temporary differences relate to (1) the allowance for loan losses and (2) fair value adjustments or impairment write-downs related to securities.

In assessing the need for a valuation allowance, both the positive and negative evidence about the realization of DTAs were evaluated. The ultimate realization of DTAs is based on the Company's ability to carryback net operating losses to prior tax periods, tax planning strategies that are prudent and feasible, the reversal of deductible temporary differences that can be offset by taxable temporary differences and future taxable income.

After evaluating all of the factors previously summarized and considering the weight of the positive evidence compared to the negative evidence, the Company has determined a full valuation adjustment was necessary as of December 31, 2010. A three year cumulative loss position and continued near-term losses represent negative evidence that cannot be overcome with future taxable income. A total of $31.1 million in valuation adjustments was recorded during the year. Of this amount $30.3 million of the valuation was recorded in income tax expense and $0.8 million was recorded in other comprehensive income.

At December 31, 2009, federal net operating loss carry forwards includes $3.6 million related to the Illinois Community Bancorp Inc. acquisition. The federal NOL carry forward expires in 2020 thru 2024, and can be used at a rate of $0.16 million per year based on Section 382 limitations. For any amounts that cannot be used, a valuation account is created. The valuation allowance of $0.4 million was established since some of the NOL cannot be used before they expire. At December 31, 2010, net operating loss carry forwards also includes

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 14. Income Taxes (Continued)

$11.1 million and $24.9 million in State of Illinois loss carry forwards generated in 2009 and 2010, respectively, that have a twelve year carry forward period. New tax laws in Illinois require the deferral of carry forwards for the years 2011 through 2013; therefore, they will not begin to expire until after 2024.

The deferred tax credits represent $0.7 million in Alternative Minimum Tax credit carry forwards generated in 2007. These credits can be carried forward indefinitely. In addition, the donation carry forwards of $0.4 and $0.5 million generated in 2009 and 2010, respectively, will expire in five years if unused.

The Company does not have any material uncertain tax positions or unrecognized tax benefits for additional disclosure in the consolidated financial statements. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

During 2010, an immaterial amount of interest and penalties were recorded in the income statement. In 2009 and 2008, the amounts were also immaterial. There were no amounts accrued for interest and penalties at December 31, 2010, 2009 and 2008.

Note 15. Benefit Plans

The Company has a 401(k) salary reduction plan (the 401(k) plan) covering substantially all employees. Eligible employees may elect to make tax deferred contributions up to annual IRS contribution limits subject to the results of plan testing. In 2010, the Company contributed 3% of employee wages through July 1, 2010 to all eligible participants regardless of whether and to what extent the employee elected a salary deferral. After such time, the plan was amended to cease safe harbor status.

Contributions to the 401(k) plan are expensed currently and approximated $0.2 million, $0.4 million, and $0.4 million for the years ended December 31, 2010, 2009 and 2008.

The Company also entered into certain non-qualified deferred compensation agreements with members of the senior management team and other select individuals deemed to meet the criteria of "top hat" plan participants.

The Company may make discretionary matching contributions with a respect to a portion of the participant's deferral. Additionally, the Company continues its non-qualified deferred compensation plan for the directors. These agreements, which are subject to the rules of Internal Revenue Code Section 409(a), relate to the voluntary deferral of compensation received. The accrued liability as of December 31, 2010 and 2009 was $0.1 million and $0.4 million. There was no Company match for the employee deferred compensation plan in 2010, $0.1 million for 2009 and $0.9 million for 2008. During 2010, there were distributions of 5,229 shares for an executive that left the Company and took his deferred compensation balance in shares. A portion of the benefit is subject to forfeiture if the employee willfully leaves employment or employment is terminated for cause as defined in these agreements.

Note 16. Share Based Compensation

In April 2003, the Company adopted the 2003 Option Plan. Under the 2003 Option Plan, as amended on April 24, 2007, nonqualified options, incentive stock options, restricted stock and/or stock appreciation rights may be granted to employees and outside directors of the Company and its subsidiaries to purchase the Company's common stock at an exercise price to be determined by the executive and compensation committee. Pursuant to the 2003 Option Plan, 570,000 shares of the Company's unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of seven to ten years from the date of grant. There are 66,000 shares available to grant under this plan.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 16. Share Based Compensation (Continued)

The Company awarded 5,000 shares of restricted stock in November, 2006 that were available under the restricted stock portion of the plan. The restricted shares were issued out of treasury shares with an aggregate grant date fair value of $0.09 million. The awards were granted using the fair value as the last sale price as quoted on the NASDAQ Stock Market on the date of grant of $18.03. The awarded shares vested at a rate of 20% of the initially awarded amount per year, beginning on the date of the award and were contingent upon continuous service by the recipient through the vesting date. As of April 3, 2009, the contingency was not fulfilled and the remaining 2,000 shares of unvested restricted stock were forfeited and returned to treasury stock.

The compensation cost that has been charged against income for the stock options portion of the Equity Incentive Plan was $0.1 million, $0.3 million and $0.4 million for 2010, 2009 and 2008. The compensation cost that has been charged against income for the restricted stock portion of the 2003 Option Plan was ($0.01) million and $0.02 million for 2009 and 2008. The negative amount for 2009 reflects the adjustment of previously recognized expense due to the forfeiture of the remainder of the restricted stock.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. (Employee and management options are tracked separately.) The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of options granted was determined using the following weighted-average assumptions as of grant date:

There were no options granted in 2010. During 2009, options were granted on January 9, March 25, April 22, and May 15. During 2008, options were granted on February 7 and April 23.

	2010	2009	2008
Fair value	N/A	$ 1.79 - 3.70	$ 3.36 - 3.69
Risk-free interest rate	N/A	1.53 - 2.01%	2.75 - 2.95%
Expected option life (years)	N/A	6	6
Expected stock price volatility	N/A	68.84 - 116.39%	23.91 - 24.07%
Dividend yield	N/A	5.71 - 7.31%	2.79 - 2.95%

A status summary of the option plan for 2010 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at beginning of year	690,769	$ 16.68		
Granted	-	-		
Exercised	-	-		
Forfeited	(164,800)	16.70		
Outstanding at end of year	525,969	$ 16.68	3.5 years	$ -
Vested or expected to vest	520,668	16.72	3.4 years	$ -
Exercisable at year end	408,169	$ 17.60	3.1 years	$ -

Note 16. Share Based Compensation (Continued)

Options outstanding at year-end 2010 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 5.24 – $13.00	137,331	4.1 years	74,531	$ 8.65
$13.88 - $18.63	164,738	3.1 years	122,138	16.60
$19.03 - $23.31	223,900	3.3 years	211,500	21.33
	525,969	3.5 years	408,169	$ 17.60

Information related to the stock option plan during each year follows:

	2010	2009	2008
Intrinsic value of options exercised	$ -	$ -	$ -
Cash received from option exercises	-	-	233
Tax benefit realized from option exercises	-	-	-
Weighted average of fair value of options granted	-	2.41	3.47

As of December 31, 2010, there was $0.2 million total unrecognized compensation cost related to non-vested stock options granted under the 2003 Option Plan. This cost is expected to be recognized over a weighted-average period of 2.25 years.

Note 17. Earnings Per Share

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31 is presented below (shares in thousands). The Convertible Preferred Stock is anti-dilutive for all years presented and has not been included in the diluted earnings per share calculation. In addition, options to purchase 525,969 shares, 690,769 shares and 555,877 shares of common stock and 508,320 warrants, 508,320 warrants and 0 warrants were outstanding for 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price and, therefore, were anti-dilutive.

	2010	2009	2008
Basic earnings (loss) per share			
Net income (loss) for common shareholders	$ (67,727)	$ (39,889)	$ 6,183
Weighted average common shares outstanding	6,045	6,036	6,034
Basic earnings (loss) per common share	$ (11.20)	$ (6.61)	$ 1.02
Diluted earnings (loss) per share			
Weighted average common shares outstanding	6,045	6,036	6,034
Add dilutive effect of assumed exercised stock options	-	-	8
Add dilutive effect of assumed exercised common stock warrants	-	-	-
Weighted average common and dilutive potential shares outstanding	6,045	6,036	6,042
Diluted earnings (loss) per common share	$ (11.20)	$ (6.61)	$ 1.02

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 18. Regulatory Matters

The Company and the Bank ("Regulated Companies") are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by these regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Regulated Companies must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Regulated Companies to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 Capital to average assets. Tier 1 Capital includes common stockholders' equity, qualifying preferred stock and Trust Preferred securities, less goodwill and certain other deductions (including the unrealized net gains and losses, after applicable taxes, on available-for-sale securities carried at fair value). Total Capital includes Tier 1 Capital plus preferred stock not qualifying as Tier 1 Capital, mandatory convertible debt, subordinated debt and the allowance for loan and lease losses, subject to limitations by the guidelines.

As the following table indicates, as of December 31, 2010, both the Company and the Bank were below well-capitalized minimums for regulatory capital purposes. The Bank, like many financial institutions, has historically maintained capital at or above the well-capitalized threshold. In addition, like many financial institutions during the past three years, the Bank has experienced steady declines in its capital levels as credit losses have risen.

For the Bank, there are five levels of capital defined by the regulations: "well-capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". At December 31, 2010, the Bank was considered "adequately capitalized". As a result of being below well capitalized, among other things, there will be increases in the Company's borrowing costs and the Bank will be unable to access the brokered CD markets. The Bank is also subject to limitations with respect to interest rates it can offer on deposits, generally limited to rates equal to no more than 75 basis points above prevailing market rates. These limitations, as well as recent increased collateral requirements and advance limitations with respect to other funding sources, may have a material impact on the Bank's deposit levels and liquidity.

	Actual		To Be Adequately Capitalized		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010						
Total capital (to risk-weighted assets)						
Centrue Financial	$ 76,459	9.4%	$ 65,422	8.0%	N/A	N/A
Centrue Bank	78,171	9.7	64,535	8.0	80,669	10.0
Tier I capital (to risk-weighted assets)						
Centrue Financial	$ 57,974	7.1	32,711	4.0	N/A	N/A
Centrue Bank	67,823	8.4	32,268	4.0	48,402	6.0
Tier I leverage ratio (to average assets)						
Centrue Financial	$ 57,974	5.1	45,683	4.0	N/A	N/A
Centrue Bank	67,823	6.0	45,544	4.0	56,931	5.0

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 18. Regulatory Matters (Continued)

As of December 31, 2009						
Total capital (to risk-weighted assets)						
Centrue Financial	$ 114,905	11.3%	$ 81,058	8.0%	N/A	N/A
Centrue Bank	111,165	11.1	79,891	8.0	99,864	10.0
Tier I capital (to risk-weighted assets)						
Centrue Financial	$ 91,891	9.1	40,529	4.0	N/A	N/A
Centrue Bank	98,331	9.9	39,945	4.0	59,918	6.0
Tier I leverage ratio (to average assets)						
Centrue Financial	$ 91,891	7.1	51,775	4.0	N/A	N/A
Centrue Bank	98,331	7.6	51,763	4.0	64,704	5.0

On December 18, 2009, the Bank entered into the Agreement with the Federal Reserve Bank of Chicago ("FRB") and the Illinois Department of Financial & Professional Regulation ("IDFPR"). The Agreement describes commitments made by the Bank to address and strengthen banking practices relating to credit risk management practices; improving loan underwriting and loan administration; improving asset quality by enhancing the Bank's position on problem loans through repayment, additional collateral or other means; reviewing and revising as necessary the Bank's allowance for loan and lease losses policy; maintaining sufficient capital at the Bank, implementing an earnings plan and comprehensive budget to improve and sustain the Bank's earnings; and improving the Bank's liquidity position and funds management practices. The Bank has implemented enhancements to its processes to address the matters identified by the FRB and the IDFPR and continues its efforts to comply with all the requirements specified in the Agreement. In the meantime, the Agreement results in the Bank's ineligibility for certain actions and expedited approvals without the prior written consent and approval of the FRB and the IDFPR. These actions include, among other things, the payment of dividends by the Bank to the Company, the Company cannot pay dividends on its common or preferred shares, payments of interest or principal on subordinated debentures, note payable to Cole Taylor, and Trust Preferred securities, the Company may not increase its debt level and the Company cannot redeem or purchase any shares of its stock.

The Company has incurred net losses of $65.8 million and $38.1 million during 2010 and 2009 due to the recent downturn in the economy. Some of the factors contributing to the losses include, reduced net interest income, loan losses, security OTTI, establishing a deferred tax valuation allowance, and goodwill impairment. The Company is also subject to ongoing monitoring by its regulatory agencies and requires regulatory approval in order to make the quarterly interest payments to Cole Taylor under our debt agreements. Management has sufficient cash at the parent Company and believes regulatory approval will be obtained for the interest payments due in 2011. Should the Company and/or its bank subsidiary capital levels fall below "adequately capitalized" or the regulatory agencies deem it appropriate to downgrade our capital classification further regulatory actions may be taken including requiring us to have higher capital requirements than those required by Prompt Corrective Action regulations.

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 19. Commitments, Contingencies, and Credit Risk

In the normal course of business, the Company enters into a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers, to reduce its exposure to fluctuations in interest rates, and to conduct lending activities. These instruments principally include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. Financial instruments whose contract amounts represent credit risk are as follows:

	Standby Letters of Credit	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates On Fixed Rate Commitments
Commitments					
December 31, 2010	$ 3,453	$ 96,528	$ 22,700	$ 122,681	3.21% - 18.00%
December 31, 2009	$ 7,856	$ 101,878	$ 44,368	$ 154,102	3.19% - 18.00%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For commitments to extend credit, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income producing commercial properties.

In the event of a customer's nonperformance, the Company's credit loss exposure is equal to the contractual amount of those commitments. The credit risk is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. The Company uses the same credit policies in making credit commitments as it does for on-balance sheet instruments, with such exposure to credit loss minimized due to various collateral requirements in place.

Unsecured standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers.

The Company leases certain branch properties under operating leases. Rent expense was $0.3 million each year for 2010, 2009 and 2008. Rent commitments, before considering renewal options that generally are present, were as follows:

2011	$ 289
2012	245
2013	249
2014	250
2015	250
Thereafter	250
Total	$ 1,533

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 20. Condensed Financial Information - Parent Company Only

The following represents the condensed financial statements of Centrue Financial Corporation, the Parent Company.

Balance Sheets (Parent Company Only)

	December 31,	
ASSETS	2010	2009
Cash and cash equivalents	$ 3,035	$ 3,629
Securities available for sale	1,815	2,617
Investment in subsidiary	74,429	136,614
Other assets	149	3,522
	$ 79,428	$ 146,382

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31,	
LIABILITIES	2010	2009
Notes payable	$ 10,623	$ 10,796
Mandatory redeemable preferred stock	268	268
Subordinated debentures	20,620	20,620
Other liabilities	4,996	2,084
	36,507	33,768
Stockholders' equity	42,921	112,614
	$ 79,428	$ 146,382

Income (Loss) Statements (Parent Company Only)

	Years Ended December 31,		
	2010	2009	2008
Dividends from subsidiary	$ -	$ 2,500	$ 8,528
Interest income	96	135	202
Other income	3	3	10
Interest expense	1,437	1,564	2,348
Other expense	440	886	1,567
Income tax expense (benefit)	565	(843)	(1,365)
Equity in undistributed earnings (loss) of subsidiary	(63,460)	(39,111)	200
Net income (loss)	(65,803)	(38,079)	6,390
Less dividends on preferred stock	1,924	1,810	207
Net income (loss) on common stock	$ (67,727)	$ (39,889)	$ 6,183

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 20. Condensed Financial Information - Parent Company Only (Continued)

Statements of Cash Flows (Parent Company Only)

	Years Ended December 31,		
	2010	2009	2008
Cash flows from operating activities			
Net income (loss)	$ (65,803)	$ (38,079)	$ 6,390
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Undistributed loss (earnings) of subsidiary	63,460	39,111	(200)
Decrease (increase) in other assets	873	(2,662)	(468)
Increase (decrease) in other liabilities	938	1,076	2,058
Net cash provided by (used in) operating activities	(532)	(554)	7,780
Cash flows from investing activities			
Capital infusion to subsidiary	-	(18,500)	(10,000)
Sales and maturities	-	-	-
Net cash provided by (used in) investing activities	-	(18,500)	(10,000)
Cash flows from financing activities			
Net increase (decrease) in notes payable	$ (173)	$ (9,030)	$ (3,906)
Issuance of subordinated debt	-	-	10,000
Dividend paid on common stock	-	(482)	(3,321)
Dividend paid on preferred stock	-	(1,810)	(207)
Proceeds from exercise of stock options	-	-	233
Stock option expense	111	346	370
Purchase of preferred stock	-	32,668	(563)
Purchase of treasury stock	-	-	(1,174)
Net cash provided by (used in) financing activities	(62)	21,692	1,432
Net increase (decrease) in cash and cash equivalents	(594)	2,638	(788)
Cash and cash equivalents			
Beginning of year	3,629	991	1,779
End of year	$ 3,035	$ 3,629	$ 991

Note 21. Other Comprehensive Income

The following other comprehensive income schedule represents the total of reported net income and all other revenues, expenses, gains, and losses that bypass reported net income under GAAP.

	Years Ended December 31,		
	2010	2009	2008
Change in unrealized gains (losses) on securities available-for-sale	$ (4,348)	$ (5,780)	$ (9,279)
Other than temporary impairment on securities	5,021	12,606	2,735
Reclassification adjustment for losses (gains) recognized in income	(2,701)	(251)	(848)
Net unrealized gains (losses)	(2,028)	6,575	(7,392)
Tax expense	-	2,546	(2,863)
Other comprehensive income (loss)	$ (2,028)	$ 4,029	$ (4,529)

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 22. Segment Information

The Company's segment information provided below focuses on its three primary lines of business (Segment(s)): Retail Banking, Commercial Banking and Treasury. The financial information presented was derived from the Company's internal profitability reporting system that is used by management to monitor and manage the financial performance of the Company. This information is based on internal management accounting policies which have been developed to reflect the underlying economics of the Segments and, to the extent practicable, to portray each Segment as if it operated on a stand-alone basis. Thus, each Segment, in addition to its direct revenues, expenses, assets and liabilities, includes an allocation of shared support function expenses and corporate overhead. All Segments also include funds transfer adjustments to appropriately reflect the cost of funds on loans made, funding credits on deposits generated, and the cost of maintaining adequate liquidity. Apart from these adjustments, the accounting policies used are similar to those described in Note 1.

Since there are no comprehensive standards for management accounting that are equivalent to accounting principles generally accepted in the United States of America, the information presented may not necessarily be comparable with similar information from other financial institutions. In addition, methodologies used to measure, assign, and allocate certain items may change from time-to-time to reflect, among other things, accounting estimate refinements, changes in risk profiles, changes in customers or product lines, and changes in management structure.

The Retail Banking Segment provides retail banking services including direct and indirect lending, checking, savings, money market and certificate of deposit (CD) accounts, safe deposit rental, automated teller machines and other traditional and electronic commerce retail banking services to individual customers through the Bank's branch locations. The Retail Banking Segment also provides a variety of mortgage lending products to meet customer needs. The majority of the mortgage loans it originates are sold to a third party mortgage services company, which provides private label loan processing and servicing support for both loans sold and loans retained by the Bank.

The Commercial Banking Segment provides commercial banking services including lending, business checking and deposits, treasury management and other traditional as well as electronic commerce commercial banking services to middle market and small business customers through the Bank's branch locations.

The Treasury segment is responsible for managing the investment portfolio, acquiring wholesale funding for loan activity and assisting in the management of the Company's liquidity and interest rate risk.

	Retail Segment	Commercial Segment	Treasury Segment	Other Operations	Total Company
2010					
Net interest income (loss)	$ 5,150	$ 25,331	$ 2,123	$ (2,076)	$ 30,528
Other revenue	10,207	1,659	(2,320)	1,272	10,818
Other expense	11,238	6,694	208	34,046	52,186
Noncash items					
Depreciation	1,466	7	-	972	2,445
Provision for loan losses	866	33,734	-	-	34,600
Other intangibles	1,258	-	-	-	1,258
Net allocations	11,587	20,427	3,808	(35,822)	-
Income tax expense (benefit)	2,280	13,368	1,012	-	16,660
Segment profit (loss)	(13,338)	(47,240)	(5,225)	-	(65,803)
Goodwill	-	-	-	-	-
Segment assets	191,422	576,189	217,977	119,574	1,105,162

(TABLE AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Note 22. Segment Information (Continued)

	Retail Segment	Commercial Segment	Treasury Segment	Other Operations	Total Company
2009					
Net interest income (loss)	$ 9,080	$ 27,972	$ 5,421	$ (3,790)	$ 38,683
Other revenue	10,073	1,138	(12,355)	1,855	711
Other expense	11,712	3,859	226	26,724	42,521
Noncash items					
Depreciation	1,475	7	-	1,118	2,600
Provision for loan losses	615	51,434	-	-	52,049
Other intangibles	1,537	-	-	-	1,537
Net allocations	11,990	14,755	3,031	(29,776)	-
Income tax expense (benefit)	(2,729)	(15,632)	(2,873)	-	(21,234)
Segment profit (loss)	(5,448)	(25,313)	(7,318)	-	(38,079)
Goodwill	7,784	8,096	-	-	15,880
Segment assets	223,418	693,121	277,422	118,723	1,312,684

	Retail Segment	Commercial Segment	Treasury Segment	Other Operations	Total Company
2008					
Net interest income (loss)	$ 12,324	$ 25,966	$ 6,096	$ (4,812)	$ 39,574
Other revenue	11,796	1,316	(1,886)	2,183	13,409
Other expense	11,911	2,746	195	15,294	30,146
Noncash items					
Depreciation	1,749	7	-	1,236	2,992
Provision for loan losses	-	8,082	-	-	8,082
Other intangibles	1,882	-	-	725	2,607
Net allocations	6,959	10,937	1,988	(19,884)	-
Income tax expense	968	1,521	277	-	2,766
Segment profit (loss)	651	3,989	1,750	-	6,390
Goodwill	12,006	12,488	-	-	24,494
Segment assets	255,028	803,069	277,597	66,187	1,401,881

Note 23. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2010 Three Months Ended				Year Ended December 31, 2009 Three Months Ended			
	Dec. 31 [4]	Sep. 30 [3]	June 30	March 31	Dec. 31 [2]	Sep. 30	June 30 [1]	March 31
Total interest income	$ 11,368	$ 11,508	$ 12,682	$ 13,286	$ 14,840	$ 15,335	$ 16,048	$ 17,022
Total interest expense	3,636	4,369	4,995	5,316	5,659	5,927	6,332	6,644
Net interest income	7,732	7,139	7,687	7,970	9,181	9,408	9,716	10,378
Provision for loan losses	10,450	7,250	7,550	9,350	22,250	14,500	13,064	2,235
Noninterest income	3,263	3,427	2,806	1,322	(457)	66	(941)	2,043
Noninterest expense	26,514	9,279	9,610	10,486	10,525	8,991	18,265	8,877
Income (loss) before income taxes	(25,969)	(5,963)	(6,667)	(10,544)	(24,051)	(14,017)	(22,554)	1,309
Income tax expense (benefit)	13,246	10,440	(2,742)	(4,284)	(9,534)	(5,605)	(6,339)	244
Net income (loss)	(39,215)	(16,403)	(3,925)	(6,260)	(14,517)	(8,412)	(16,215)	1,065
Preferred stock dividend	489	484	478	473	468	467	460	415
Net income (loss) for common stockholders	$ (39,704)	$ (16,887)	$ (4,403)	$ (6,733)	$ (14,985)	$ (8,879)	$ (16,675)	$ 650
Basic earnings (loss) per share	$ (6.56)	$ (2.79)	$ (0.73)	$ (1.11)	$ (2.48)	$ (1.47)	$ (2.77)	$ 0.11
Diluted earnings (loss) per share	$ (6.56)	$ (2.79)	$ (0.73)	$ (1.11)	$ (2.48)	$ (1.47)	$ (2.77)	$ 0.11

(1) Quarterly results impacted by OTTI impairment on CDO securities and goodwill impairment.
(2) Quarterly results impacted by higher provision levels and OTTI impairment on CDO securities.
(3) Quarterly results impacted by higher provision levels, OTTI impairment on CDO securities and deferred tax valuation adjustments.
(4) Quarterly results impacted by OTTI impairment on CDO securities, goodwill impairment and deferred tax valuation adjustments.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. An evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Act")) was carried out as of December 31, 2010, under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information we are required to disclose in the reports we file or submit under the Act is (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Internal Control Over Financial Reporting. Management of Centrue Financial Corporation ("the Company") is responsible for establishing and maintaining an effective system of internal control over financial reporting. The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company's systems of internal control over financial reporting as of December 31, 2010. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2010, the Company maintained effective internal control over financial reporting based on those criteria.

The Company's independent registered public accounting firm that audited the financial statements that included in this annual report on Form 10-K, has issued an audit report on the Company's internal control over financial reporting. The audit report of Crowe Horwath LLP appears on page 52.

Changes in Internal Control Over Financial Reporting. During the quarter ended December 31, 2010, no change occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

The information beginning on page 2 of the Company's 2011 Proxy Statement under the caption "Election of Directors", on page 11 of the 2011 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Compliance," on page 27 under the caption "Audit Committee Financial Expert" and on page 7 under the caption "Code of Ethics" is incorporated herein by reference. The Company's executive officers are identified under the caption "Executive Officers" contained in Part I of this report.

The Audit Committee of the Company's board of directors is an "audit committee" for purposes of section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Messrs. Mark L. Smith, Chair, Randall E. Ganim and Scott C. Sullivan.

Item 11. Executive Compensation

The information beginning on page 7 under the caption "Compensation of Directors", pages 14 through 25 of the 2011 Proxy Statement under the caption "Compensation Discussion and Analysis," page 12 under the caption "Report of Executive and Compensation Committee" and page 13 under the caption "Executive and Compensation Committee Interlocks," are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information on pages 10 and 11 of the 2011 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

The following table summarizes information about our equity compensations plans by type as of December 31, 2010.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)
Equity compensation plans approved by stockholders (1)	525,969	$ 16.6765	66,000
Total	525,969	$ 16.6765	66,000

(1) Includes shares issuable under the 1993 Stock Option Plan and shares issuable under the 2003 Stock Option Plan. The 1993 Stock Option Plan terminated April 12, 2003; therefore, no further stock options will be issued under this Plan. Also includes shares issuable under the pre-merger Centrue Equity Compensation plans. These plans were terminated as a result of the merger; therefore, no further stock options will be issued under these plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information on page 25 of the 2011 Proxy Statement under the caption "Transactions with Management" and on page 2 under the caption "Election of Directors" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information on page 26 of the 2011 Proxy Statement under the caption "Accountant Fees" is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Index to Financial Statements

The index to Financial Statements is contained in Item 8, appearing on page 51 of this Form 10-K.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

(a)(3) Schedule of Exhibits

The Exhibit Index which immediately follows the signature pages to this Form 10-K is incorporated herein by reference.

(b) Exhibits

The exhibits required to be filed with this Form 10-K are included with this Form 10-K and are located immediately following the Exhibit Index to this Form 10-K.

(c) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 25, 2011.

CENTRUE FINANCIAL CORPORATION

By: /s/ Thomas A. Daiber
Thomas A. Daiber
President and Principal Executive Officer

By: /s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 25, 2011

/s/ Walter E. Breipohl
Walter E. Breipohl
Director

/s/ Thomas A. Daiber
Thomas A. Daiber
Director

/s/ Randall E. Ganim
Randall E. Ganim
Director

/s/ Scott C. Sullivan
Scott C. Sullivan
Director

/s/ Dennis J. McDonnell
Dennis J. McDonnell
Director

/s/ John A. Shinkle
John A. Shinkle
Director

/s/ Mark L. Smith
Mark L. Smith
Director

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas A. Daiber, certify that:

1. I have reviewed this annual report on Form 10-K of Centrue Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2011

/s/ Thomas A. Daiber
Thomas A. Daiber
President and Principal Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kurt R. Stevenson, certify that:

1. I have reviewed this annual report on Form 10-K of Centrue Financial Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2011

/s/ Kurt R. Stevenson
Kurt R. Stevenson
Senior Executive Vice President and Principal Financial and Accounting Officer

Centrue Financial Corporation

Exhibit Index
To
Annual Report On Form 10-K

Exhibits

3.1(1) Restated Certificate of Incorporation of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

3.1 (2) Certificate of Amendment to Amended and Restated Certificate of Incorporation [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on January 14, 2009].

3.2 Bylaws of the Company [incorporated by reference from Exhibit 3.1(ii) to Current Report on Form 8-K filed on November 8, 2010].

4.1 Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

4.2 Certificate of Designation, Preferences and Rights of Series B Preferred Stock of the Company [incorporated by reference from Exhibit 3.1 to Current Report on Form 8-K filed on November 17, 2006].

4.3 Certificate of Designation, Preferences and Rights of Series C Preferred Stock of the Company [incorporated by reference from Exhibit 3.2 to Current Report on Form 8-K filed on January 14, 2009].

4.4 Specimen Common Stock Certificate [incorporated by reference from Exhibit 4.3 to Annual Report on Form 10-K for the year ended December 31, 2006].

4.5 Warrant for 508,320 shares of Common Stock issued to U. S. Treasury [incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K filed on January 14, 2009].

10.1 Registration Agreement dated August 6, 1996, between the Company and each of Wayne W. Whalen and Dennis J. McDonnell [incorporated by reference from Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].

10.2 Loan Agreement between the Company and Cole Taylor Bank as assignee of Bank of America dated March 31, 2008 [incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed on April 3, 2008].

10.2.i Amendment to Loan Agreement between the Company and Cole Taylor Bank as assignee of Bank of America dated December 19, 2008 [filed herewith].

10.2.ii Second Amendment to Loan Agreement between the Company and Cole Taylor Bank as assignee of Bank of America dated February 23, 2009 [filed herewith].

10.2.iii Third Amendment to Loan Agreement between the Company and Cole Taylor Bank as assignee of Bank of America dated March 31, 2009 [filed herewith].

10.2.iv Fourth Amendment to Loan Agreement between the Company and Cole Taylor Bank as assignee of Bank of America dated June 16, 2010 [filed herewith].

10.2.v Fifth Amendment to Loan Agreement between the Company and Cole Taylor Bank as assignee of Bank of America dated November 16, 2010 [filed herewith].

10.3 Centrue Financial Corporation 1999 Nonqualified Stock Option Plan [incorporated by reference from Exhibit 10.1 to the registration statement on Form S-8 filed by the Company on December 10, 1999 (File No. 333-92549)].

10.4 Centrue Financial Corporation Amended and Restated 2003 Stock Option Plan [incorporated by reference from Centrue's 2007 Proxy Statement].

10.5 Form of Stock Option Agreements [incorporated by reference from Exhibit 10.2 and 10.3 to Form 10-Q for the Quarter Ended March 31, 2007]

10.6 Thomas A. Daiber Employment Agreement [incorporated by reference from Current Report on Form 8-K filed on July 7, 2006 (appears as Exhibit F-1 to Exhibit 2.1)].

10.7 Kurt R. Stevenson Employment Agreement [incorporated by reference from Current Report on Form 8-K filed on July 7, 2006 (appears as Exhibit F-3 to Exhibit 2.1)]

10.8 Amendment to Kurt R. Stevenson Employment Agreement [incorporated by reference from Exhibit 2.2 to Current Report on Form 8-K filed on November 17, 2006].

10.9 Roger D. Dotson Employment Agreement [incorporated by reference from Exhibit 10.11 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.10 Heather M. Hammitt Employment Agreement [incorporated by reference from Exhibit 10.13 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.11 Kenneth A. Jones Employment Agreement [incorporated by reference from Exhibit 10.14 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.12 Diane F. Leto Employment Agreement [incorporated by reference from Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.13 Ricky R. Parks Employment Agreement [incorporated by reference from Exhibit 10.17 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.14 Everett J. Solon Employment Agreement [incorporated by reference from Exhibit 10.18 to Annual Report on Form 10-K for the year ended December 31, 2007].

10.15 Non-employee Directors' Deferred Compensation Plan [incorporated by reference from Exhibit 10.19 to Annual Report on Form 10-K for the year ended December 31, 2008].

10.16 Kankakee Bancorp, Inc. 1992 Stock Option Plan [incorporated by reference from Schedule 14A for the 1993 Annual Meeting of Stockholders of former Centrue Financial Corporation (Filer No. 001-15025)].

10.17 Kankakee Bancorp, Inc. 2003 Director Short Term Incentive Plan [incorporated by reference from Exhibit 10.1 to Form S-8 (Registration No. 333-104913) of former Centrue Financial Corporation (Filer No. 001-15025) filed on May 1, 2003].

10.18 Kankakee Bancorp, Inc. 2003 Stock Incentive Plan [incorporated by reference from Appendix B to Schedule 14A filed on March 14, 2003 of former Centrue Financial Corporation (Filer No. 001-15025)].

10.19 Indenture dated April 22, 2004 between the Company and U.S. Bank, N.A. [incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2004 of former Centrue Financial Corporation (Filer No. 001-150250].

10.20 Indenture dated April 19, 2007 between the Company and Wilmington Trust Company [incorporated by reference from Exhibit 10.24 to annual report on Form 10-K for the year ended December 31, 2008].

10.21 Executive Deferred Compensation Plan [incorporated by reference from Exhibit 10.25 to annual report on Form 10-K for the year ended December 31, 2008].

10.22 Amendment #1 to Thomas A. Daiber Employment Agreement [incorporated by reference from Exhibit 10.1 to Current Report on 8-K filed on January 5, 2009].

10.23 Amendment #1 to Kurt R. Stevenson Employment Agreement [incorporated by reference from Exhibit 10.2 to Current Report on 8-K filed on January 5, 2009].

10.24 2008 Amendment to Employment Agreement (Heather H. Hammitt) [incorporated by reference from Exhibit 10.5 to Current Report on 8-K filed on January 5, 2009].

10.25 2008 Amendment to Employment Agreement (Kenneth A. Jones) [incorporated by reference from Exhibit 10.6 to Current Report on 8-K filed on January 5, 2009].

10.26 2008 Amendment to Employment Agreement (Diane F. Leto) [incorporated by reference from Exhibit 10.7 to Current Report on 8-K filed on January 5, 2009].

10.27 2008 Amendment to Employment Agreement (Roger D. Dotson) [incorporated by reference from Exhibit 10.8 to Current Report on 8-K filed on January 5, 2009].

10.28 2008 Amendment to Employment Agreement (Everett J. Solon) [incorporated by reference from Exhibit 10.9 to Current Report on 8-K filed on January 5, 2009].

10.29 2008 Amendment to Employment Agreement (Ricky R. Parks) [incorporated by reference from Exhibit 10.10 to Current Report on 8-K filed on January 5, 2009].

10.30 Written agreement with the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional regulation [incorporated by reference from Exhibit 10.1 to current report on Form 8-K filed on December 24, 2009].

10.31 Letter Agreement dated January 9, 2009 including the Securities Purchase Agreement – Standard Terms incorporated by reference therein between the Company and the U.S. Treasury [incorporated by reference from Form 8-K filed on January 1, 2009].

10.32 Form of Waiver of Senior Executive Officers [incorporated by reference from Form 8-K filed on January 14, 2009].

10.33 Form of Omnibus Amendment Agreement [incorporated by reference from Form 8-K filed on January 14, 2009].

10.34 2010 Amendment to Employment Agreement (Everett J. Solon) [incorporated by reference from Form 8-K filed on January 28, 2010].

14.1 Code of Ethics [incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 2009].

21.1 Subsidiaries of Centrue Financial Corporation.

23.1 Consent of Independent Registered Public Accounting Firm.

31.1. Certification of Thomas A. Daiber, the Company's Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Kurt R. Stevenson, the Company's Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's President and Principal Executive Officer.
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's Senior Executive Vice President and Principal Financial and Accounting Officer.
99.1	31 C.F.R. Section 30.15 Certification of Principal Executive Officer
99.2	31 C.F.R. Section 30.15 Certification of Principal Financial Officer

* This certification is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.1

The following certification is provided by the undersigned President and Principal Executive Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on March 25, 2011 (the "Report"), I, Thomas A. Daiber, President and Principal Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Daiber
Name: Thomas A. Daiber
Title: President and
Principal Executive Officer
Date: March 25, 2011

EXHIBIT 32.2

The following certification is provided by the undersigned Senior Executive Vice President and Principal Financial and Accounting Officer of Centrue Financial Corporation on the basis of such officer's knowledge and belief for the sole purpose of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

In connection with the Annual Report of Centrue Financial Corporation (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on March 25, 2011 (the "Report"), I, Kurt R. Stevenson, Senior Executive Vice President and Principal Financial and Accounting Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kurt R. Stevenson
Name: Kurt R. Stevenson
Title: Senior Executive Vice President and
Principal Financial and Accounting Officer
Date: March 25, 2011

THIS PAGE INTENTIONALLY

LEFT BLANK

Board of Directors

Walter E. Breipohl
Owner
Walter E. Breipohl
& Company

Thomas A. Daiber
President & Chief
Executive Officer
Centrue Financial
Corporation

Randall E. Ganim
CPA/Principal
Larson Allen, LLP

Dennis J. McDonnell
Chairman
McDonnell Investment
Management, LLC

John A. Shinkle
Senior Vice President
Stifel Nicolaus &
Company, Inc.

Mark L. Smith
President
Smith, Koelling, Dykstra
and Ohm, P.C.

Scott C. Sullivan
Attorney
Williams McCarthy LLP

Advisory Director

Dewey R. Yaeger

Executive Officers

President & CEO
Thomas Daiber

Senior Executive
Vice President & CFO
Kurt Stevenson

Executive
Vice Presidents
Robert Davidson
Roger Dotson
Heather Hammitt
Kenneth Jones
James Kerley
Diane Leto
Mary Jane Raymond

Market Presidents
Rick Parks
Everett Solon

Officers

Senior
Vice Presidents
Scott Dallman
Keith Francis
Daniel Sabol
Steven Sendelbach
Richard Towers
Robert Young

Vice Presidents
Kevin Alsvig
Abel Anderson
James Bartoloni
Timothy Ethington
Kathleen Gallaway
Rodney Hewitt
Tricia Kilburn-Zehr
Bobbi Kinkade
Rebecca Klostermann
Tony Martinez
John Mendoza
Reynold Nolan
Douglas Patterson
Jason Penman
Daniel Robben
Richard Tschudin
Gregory Tullis
J. Andrew Warden

Assistant
Vice Presidents
JoEllyn Andersen
Anna Antonelli
Mary Lee Cox
Sarah Dombkowski
Suzanne Fechter
Theresa Gudowicz
Diane Martin
KC Merckel
Michael Osmond
Paula Pfeifer
Tracy Ritko
Patrick Shuff
Mary Jo Simpson
Diane Stilson
Jennifer Voss
Sally Wissen

Officers
Pamela Brown
Marlene Burnside
Angela Corkill
Kim Diss
Marisa Dominic
Nicole Elliott
Sharon Haggard
Martha Harden
Carol Harrison
Michelle Jackson
Tammi Lanxon
Marsha Madsen
Julie Manahan
LaQuesha Mendez
Caleb Young



Illinois Locations

Aviston
101 S. Page St.

Belleville
525 W. Main St.

Bourbonnais
680 S. Main St.

Bradley
980 N. Kinzie Ave.

Braidwood
180 N. Front St.

Champaign
1001 S. Neil St.

Coal City
660 S. Broadway St.

Diamond
1275 E. Division St.

Dwight
302 W. Mazon Ave.

Fairview Heights
303 Fountains Pkwy.

Herscher
654 N. Park Rd.

Kankakee
310 S. Schuyler Ave.

Manteno
310 Section Line Rd.

Momence
200 W. Washington St.

Ottawa
721 Columbus St.
400 Etna Rd.

Peru
1311 Shooting Park Rd.

Plano
15 W. South St.

Princeton
601 S. Main St.
1839 N. Main St.

Sandwich
202 Indian Springs Dr.

St. Rose
18001 St. Rose Rd.

Streator
201 E. Main St.
24 Danny's Dr.

Yorkville
208 E. Veterans Pkwy.

Missouri Location

St. Louis
7700 Bonhomme Ave.

Corporate Information

Corporate Office:
Centrue Financial Corporation
7700 Bonhomme Avenue
St. Louis, MO 63105

Investor Relations:
Centrue Financial Corporation
Attn: Corporate Secretary
201 East Main Street
Streator, IL 61364
investor.relations@centrue.com

Transfer Agent:
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602

For additional information about Centrue Financial Corporation, please visit our website:
www.centrue.com

For a complete list of location hours, visit our website at www.centrue.com



Galena
Rockford
90
Schaumburg
Elgin
88
Aurora
Naperville
39
Joliet
280
80
Princeton
Peru
Ottawa
57
74
Streator
55
Kankakee
Peoria
Pekin
155
Bloomington
Illinois
Danville
Champaign
67
36
Springfield
Decatur
57
Effingham
70
Fairview Heights
40
Clayton
Aviston
64
Belleville

Centrue Financial Corporation

www.centrue.com
1-800-452-6045

©2011 159942 LKCS • www.lk-cs.com